As filed with the Securities and Exchange Commission on November 17, 2005

Registration No. 333-128947

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

Form S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SYNNEX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	94-2703333
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

44201 Nobel Drive

Fremont, California 94538

(510) 656-3333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Huang

Chief Executive Officer

SYNNEX Corporation

44201 Nobel Drive

Fremont, California 94538

(510) 656-3333

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq. Davina K. Kaile, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304 (650) 233-4500	Gregory C. Smith, Esq. Hina Ahmad, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500 Fax (650) 470-4570

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)	Amount of registration fee(3)
Common Stock, $.001 par value	2,875,000 Shares	$15.37	$44,188,750	$5,201

(1)	Includes 375,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Company’s Common Stock on the New York Stock Exchange on November 16, 2005.
(3)	Registration fee of $13,604 previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 17, 2005

Preliminary Prospectus

2,500,000 shares

SYNNEX Corporation

Common Stock

Certain of our stockholders, referred to in this prospectus as selling stockholders, are offering 2,500,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares.

Our common stock is traded on the New York Stock Exchange under the symbol “SNX.” The last reported sale price of our common stock on the New York Stock Exchange on November 16, 2005, was $15.32 per share.

See “ Risk Factors” beginning on page 5 to read about certain risks that you should consider before buying shares of our common stock.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to the Selling Stockholders	$	$

Certain of the selling stockholders identified in this prospectus have granted the underwriters a 30-day option to purchase up to 375,000 additional shares to cover any over-allotments.

Delivery of shares will be made on or about                     , 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	Citigroup
Sole Bookrunning Manager

Raymond James	Banc of America Securities LLC

The date of this prospectus is                     , 2005.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes before making an investment decision.

SYNNEX Corporation

Our Business

We are a global information technology, or IT, supply chain services company. We offer a comprehensive range of services to IT original equipment manufacturers and software publishers, collectively OEMs, and reseller customers worldwide. The supply chain services that we offer include product distribution, related logistics, contract assembly and demand generation marketing.

We have been in the IT distribution business since 1980 and are one of the largest IT product distributors based on 2004 reported revenue. We focus our core wholesale distribution business on a limited number of leading IT OEMs, which allows us to enhance and increase the value we provide to our OEM suppliers and reseller customers.

In our distribution operations, we purchase IT systems, peripherals, system components, packaged software and networking equipment from OEM suppliers such as HP, IBM, Intel, Lenovo, Microsoft and Seagate and sell them to our reseller customers. We perform the same function for our purchases of licensed software products. Our reseller customers include value added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers. We currently distribute and market approximately 15,000 products (as measured by active SKUs) from over 100 OEM suppliers to more than 15,000 resellers.

Our contract assembly operations are generally related to building IT systems such as network security appliances, workstations and servers. By leveraging the inventory management capabilities and system component supplier relationships of our distribution business, we provide cost-effective IT system contract assembly.

Because we offer distribution, contract assembly, demand generation marketing, IT solutions and complementary logistics services, OEM suppliers and resellers can outsource to us multiple areas of their business outside of their core competencies. This model allows us to provide services at several points along the IT product supply chain. We believe that the combination of our broad range of supply chain capabilities, our focus on serving the leading IT OEMs and our efficient operations enables us to realize strong and expanding relationships with these OEMs and our reseller customers.

Our Strategy

We intend to continue to expand our business by pursuing the following strategies:

•	Deepen relationships with our existing OEM suppliers and reseller customers by expanding the supply chain services we offer to them.

•	Establish new strategic relationships with leading OEMs to increase the breadth of product lines that we distribute.

•	Increase our reseller customer base by offering competitive pricing for a comprehensive selection of IT products and in-depth product expertise.

•	Expand our contract assembly operations to benefit from the continuing trend of OEMs outsourcing their production activities.

•	Control costs by maintaining our low cost operations and seeking ways to further reduce costs in all areas of our business.

•	Pursue strategic acquisitions and investments to increase our OEM and reseller relationships, enhance our supply chain capabilities and expand our geographic reach.

Our Relationship with MiTAC International

In 1992, MiTAC International Corporation, or MiTAC International, acquired a controlling interest in us and, prior to the completion of our initial public offering, had increased its beneficial ownership interest in us to approximately 98%. MiTAC International and its affiliates currently beneficially own approximately 67% of our outstanding common stock and after completion of this offering will beneficially own approximately 58% of our common stock, assuming the underwriters do not exercise their over-allotment option, and approximately 57% if the underwriters exercise their over-allotment option in full. As a result of this ownership interest, MiTAC International and its affiliates control us and they will continue to control us upon completion of the offering. MiTAC International and its affiliates comprise all of the selling stockholders in this offering.

MiTAC International, established in 1982, is a publicly held, original design manufacturing company based in Taiwan. MiTAC International specializes in the development and manufacture of motherboards, servers, personal computers and mobile wireless handheld devices, such as wireless PDAs and smart phones. In the last 24 years, MiTAC International has expanded its presence in more than 20 countries around the world. In 1994, we began offering contract assembly services that we jointly market with MiTAC International’s manufacturing and design capabilities.

There are potential conflicts of interest between us and MiTAC International and its affiliates. These conflicts are more fully discussed elsewhere in this prospectus.

We were incorporated in the State of California as COMPAC Microelectronics, Inc. on November 18, 1980, and we changed our name to SYNNEX Information Technologies, Inc. on February 4, 1994. We reincorporated in the State of Delaware under the name “SYNNEX Corporation” in October 2003. Our principal offices are located at 44201 Nobel Drive, Fremont, California 94538, and our telephone number is (510) 656-3333. We have distribution, sales and assembly facilities located in Asia, Europe and North America. Our website is located at www.synnex.com. The information contained on our website is not a part of this prospectus.

The SYNNEX name and logo are trademarks, registered trademarks, service marks or registered service marks of SYNNEX in the United States. All other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Shares of common stock being offered by the selling stockholders	2,500,000 shares

Shares of common stock to be outstanding after this offering	28,874,435 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares offered by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We have not declared or paid any cash dividends since our inception. We currently intend to retain future earnings, if any, for use in our operations and the expansion of our business.

New York Stock Exchange symbol	SNX

The number of shares of common stock to be outstanding after this offering is based on our outstanding shares as of September 30, 2005. These shares exclude:

•	7,034,661 shares issuable upon the exercise of options outstanding at August 31, 2005 under our stock option plans with a weighted average exercise price of $9.57 per share;

•	4,416,713 shares reserved for future grant under our stock option plans at August 31, 2005; and

•	162,155 shares reserved for issuance under our employee stock purchase plan.

Except when otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares of common stock from some of the selling stockholders to cover over-allotments, if any.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The tables below summarize our consolidated statement of operations and balance sheet data as of and for the periods indicated. The summary consolidated financial data are derived from and are qualified by reference to our consolidated financial statements and related notes included elsewhere in this prospectus and are adjusted to give effect to the discontinued operations resulting from the sale of our Japan subsidiary during the second quarter of fiscal 2005. The data in the following tables should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in this prospectus.

	Fiscal Years Ended November 30,			Nine Months Ended August 31,
	2002	2003	2004	2004	2005
		(in thousands, except per share data)
Statements of Operations Data:
Revenue	$3,596,265	$3,944,886	$5,150,447	$3,709,632	$4,047,681
Cost of revenue	(3,432,089)	(3,766,518)	(4,935,075)	(3,555,520)	(3,876,013)

Gross profit	164,176	178,368	215,372	154,112	171,668
Selling, general and administrative expenses	(114,657)	(121,352)	(137,712)	(99,562)	(117,120)

Income from continuing operations before non-operating items, income taxes and minority interest	49,519	57,016	77,660	54,550	54,548

Income from continuing operations	$27,875	$29,708	$46,086	$31,039	$27,192

Income from continuing operations per common share—diluted	$1.15	$1.21	$1.53	$1.04	$0.87

Weighted average common share outstanding—diluted	24,251	24,555	30,111	29,899	31,177

August 31, 2005
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$9,870
Working capital	342,200
Total assets	998,645
Current borrowings under term loans and lines of credit	60,491
Long-term borrowings	1,224
Total stockholders’ equity	419,291

RISK FACTORS

You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In this case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We anticipate that our revenue and operating results will fluctuate, which could adversely affect the price of our common stock.

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

•	general economic conditions and level of IT spending;

•	the loss or consolidation of one or more of our significant OEM suppliers or customers;

•	market acceptance and product life of the products we assemble and distribute;

•	competitive conditions in our industry that impact our margins;

•	pricing, margin and other terms with our OEM suppliers; and

•	variations in our levels of excess inventory and doubtful accounts, and changes in the terms of OEM supplier-sponsored programs, such as price protection and return rights.

Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall.

Our operating results also are affected by the seasonality of the IT products industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of end-users. These patterns may not be repeated in subsequent periods.

You should not rely on period-to-period comparisons of our operating results as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, our operating results may be below our expectations or those of our public market analysts or investors, which would likely cause our share price to decline. For example, in March 2005, we announced that our revenue and net income for the three months ended February 28, 2005 would be lower than our previously released guidance and, as a result, our share price subsequently declined substantially.

We depend on a small number of OEMs to supply the IT products that we sell and the loss of, or a material change in, our business relationship with a major OEM supplier could adversely affect our business, financial position and operating results.

Our future success is highly dependent on our relationships with a small number of OEM suppliers. Sales of HP and IBM products represented approximately 28% and 12%, respectively, of our total revenue in the nine months ended August 31, 2004 and approximately 28% and 5%, respectively, of our total revenue for the nine months ended August 31, 2005. The decline in sales of IBM products was a result of IBM selling its PC division to Lenovo, with whom we have an ongoing business relationship. Our OEM supplier agreements typically are short-term and may be terminated without cause upon short notice. For example, our agreement with HP will expire on May 31, 2006. The loss or deterioration of our relationships with a major OEM supplier, the authorization by OEM suppliers of additional distributors, the sale of products by OEM suppliers directly to our reseller customers and end-users, or our failure to establish relationships with new OEM suppliers or to expand the distribution and supply chain services that we provide OEM suppliers could adversely affect our business, financial position and operating results. In addition, OEM suppliers may face liquidity or solvency issues that in turn could negatively affect our business and operating results.

Our business is also highly dependent on the terms provided by our OEM suppliers. Generally, each OEM supplier has the ability to change the terms and conditions of its sales agreements, such as reducing the amount of price protection and return rights or reducing the level of purchase discounts, rebates and marketing programs available to us. From time to time we may conduct business with a supplier without a formal agreement because the agreement has expired or otherwise. In such case, we are subject to additional risk with respect to products, warranties and returns, and other terms and conditions. If we are unable to pass the impact of these changes through to our reseller customers, our business, financial position and operating results could be adversely affected.

Our gross margins are low, which magnifies the impact of variations in revenue, operating costs and bad debt on our operating results.

As a result of significant price competition in the IT products industry, our gross margins are low, and we expect them to continue to be low in the future. Increased competition arising from industry consolidation and low demand for certain IT products may hinder our ability to maintain or improve our gross margins. These low gross margins magnify the impact of variations in revenue, operating costs and bad debt on our operating results. A portion of our operating expenses is relatively fixed, and planned expenditures are based in part on anticipated orders that are forecasted with limited visibility of future demand. As a result, we may not be able to reduce our operating expenses as a percentage of revenue to mitigate any further reductions in gross margins in the future. If we cannot proportionately decrease our cost structure in response to competitive price pressures, our business and operating results could suffer.

We also receive purchase discounts and rebates from OEM suppliers based on various factors, including sales or purchase volume and breadth of customers. A decrease in net sales could negatively affect the level of volume rebates received from our OEM suppliers and thus, our gross margins. Because some rebates from OEM suppliers are based on percentage increases in sales of products, it may become more difficult for us to achieve the percentage growth in sales required for larger discounts due to the current size of our revenue base. A decrease or elimination of purchase discounts and rebates from our OEM suppliers would adversely affect our business and operating results.

Because we sell on a purchase order basis, we are subject to uncertainties and variability in demand by our reseller and contract assembly customers, which could decrease revenue and adversely affect our operating results.

We sell to our reseller and contract assembly customers on a purchase order basis rather than pursuant to long-term contracts or contracts with minimum purchase requirements. Consequently, our sales are subject to demand variability by our reseller and contract assembly customers. The level and timing of orders placed by our reseller and contract assembly customers vary for a variety of reasons, including seasonal buying by end-users, the introduction of new hardware and software technologies and general economic conditions. Customers submitting a purchase order may cancel, reduce or delay their orders. If we are unable to anticipate and respond to the demands of our reseller and contract assembly customers, we may lose customers because we have an inadequate supply of products, or we may have excess inventory, either of which may harm our business, financial position and operating results.

We are subject to the risk that our inventory value may decline, and protective terms under our OEM supplier agreements may not adequately cover the decline in value, which in turn may harm our business, financial position and operating results.

The IT products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory on hand to decline substantially in value or to rapidly become obsolete. Most of our OEM suppliers offer limited protection from the loss in value of inventory. For example, we can receive a credit from many OEM suppliers for products held in inventory in the event of a supplier price reduction. In addition, we have a limited right to return a certain percentage of purchases to most OEM suppliers. These policies are subject to time restrictions and do not protect us in all cases from declines in inventory value. In addition, our OEM suppliers may become unable or unwilling to fulfill their protection obligations to us. The decrease or elimination of price protection or the inability of our OEM suppliers to fulfill their protection obligations could lower our gross margins and cause us to record inventory write-downs. If we are unable to manage our inventory with our OEM suppliers with a high degree of precision, we may have insufficient product supplies or we may have excess inventory, resulting in inventory write downs, either of which may harm our business, financial position and operating results.

We depend on OEM suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to timely fulfill orders, which in turn could harm our business, financial position and operating results.

Our ability to obtain particular products in the required quantities and to fulfill reseller customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with our OEM suppliers. We occasionally experience a supply shortage of certain products as a result of strong demand or problems experienced by our OEM suppliers. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. In addition, our OEM suppliers may decide to distribute, or to substantially increase their existing distribution business, through other distributors, their own dealer networks, or directly to resellers. Accordingly, if we are not able to secure and maintain an adequate supply of products to fulfill our reseller customer orders on a timely basis, our business, financial position and operating results may be adversely affected.

We may suffer adverse consequences from changing interest rates.

Our short-term borrowings and off-balance sheet arrangements are variable rate obligations that could expose us to interest rate risks. At August 31, 2005, we had approximately $229.9 million in such variable rate obligations. If interest rates increase, our interest expense would increase, which would negatively affect our net income. Additionally, increasing interest rates may increase our future borrowing costs and restrict our access to capital.

A portion of our revenue is financed by floor plan financing companies and any termination or reduction in these financing arrangements could increase our financing costs and harm our business and operating results.

A portion of our distribution revenue is financed by floor plan financing companies. Floor plan financing companies are engaged by our customers to finance, or “floor,” the purchase of products from us. In exchange for a fee, we transfer the risk of loss on the sale of our products to the floor plan companies. We currently receive payment from these financing companies within approximately 15 business days from the date of the sale, which allows our business to operate at much lower relative working capital levels than if such programs were not available. If these floor plan arrangements are terminated or substantially reduced, the need for more working capital and the increased financing cost could harm our business and operating results. We have not experienced any termination or significant reduction in floor plan arrangements in the past.

We have significant credit exposure to our reseller customers, and negative trends in their businesses could cause us significant credit loss and negatively impact our cash flow and liquidity position.

We extend credit to our reseller customers for a significant portion of our sales to them. Resellers have a period of time, generally 30 days after the date of invoice, to make payment. As a result, we are subject to the risk that our reseller customers will not pay for the products they purchase. In addition, our Mexico subsidiary is currently negotiating with a Mexico reseller customer a transaction which involves extended payment terms. Our credit exposure risk may increase due to liquidity or solvency issues experienced by our resellers as a result of an economic downturn or a decrease in IT spending by end-users. If we are unable to collect payment for products we ship to our reseller customers or if our reseller customers are unable to timely pay for the products we ship to them, it will be more difficult or costly to utilize receivable-based financing, which could negatively impact our cash flow and liquidity position.

We experienced theft of product from our warehouses and future thefts could harm our operating results.

From time to time we have experienced incidents of theft at various facilities. In fiscal 2003 and fiscal 2005 we experienced theft as a result of break-ins at four of our warehouses in which approximately $13.4 million of inventory was stolen. Based on our investigation, discussions with local law enforcement and meetings with federal authorities, we believe the thefts at our warehouses were part of an organized crime effort that targeted a number of technology equipment warehouses throughout the United States.

As a result of the losses in 2003, we reduced our inventory value by $9.4 million, and recorded estimated proceeds, net of deductibles as a receivable from our insurance company, included within “other current assets” on our balance sheet as of November 30, 2003. In January 2004 we received a final settlement from our insurance company that amounted to substantially all of the receivables recorded as of November 30, 2003.

In March 2005 approximately $4.0 million of inventory was stolen from our facility in the City of Industry, California. We have filed a claim with our insurance provider for the amount of the loss, less a small deductible. To date, we have received $1.8 million of the claimed amount. Based on the information we have received to date from our insurance provider, we expect the remaining claim to be collected.

These types of incidents may make it more difficult or expensive for us to obtain theft coverage in the future. In the future, incidents of theft may re-occur for which we may not be fully insured.

A significant portion of our contract assembly revenue comes from a single customer, and any decrease in sales from this customer could adversely affect our revenue.

As a result of product transitions, product life cycle, product acceptance and pricing pressure, our business with Sun Microsystems, our primary contract assembly customer, has decreased. Sun Microsystems accounted for approximately $400.7 million or 97% of our contract assembly revenue in the nine months ended August 31, 2004 and approximately $366.4 million or 93% in the nine months ended August 31, 2005. Our contract assembly business will remain dependent on our relationship with Sun Microsystems in the foreseeable future, subjecting us to risks with respect to the success and life cycle of Sun Microsystems products we assemble and the pricing terms we negotiate with Sun Microsystems and our suppliers. Accordingly, if we are unable to assemble new and successful products for Sun Microsystems on appropriate pricing terms, our business and operating results would be adversely affected.

The future success of our relationship with Sun Microsystems also depends on MiTAC International continuing to work with us to service Sun Microsystems’ requirements at an appropriate cost. We rely on MiTAC International to manufacture and supply subassemblies and components for the computer systems we assemble for Sun Microsystems. As MiTAC International’s ownership interest in us decreases as a result of this offering and subsequent sales, MiTAC International’s interest in the success of our business and operations may decrease as well. If we are unable to maintain our relationship and appropriate pricing terms with MiTAC International, our relationship with Sun Microsystems could suffer, which in turn could harm our business, financial position and operating results. In addition, if we were unable to obtain assembly contracts for new and successful products our business and operating results would suffer.

We have pursued and intend to continue to pursue strategic acquisitions or investments in new markets and may encounter risks associated with these activities, which could harm our business and operating results.

We have in the past pursued and in the future expect to pursue acquisitions of, or investments in, businesses and assets in new markets, either within or outside the IT products industry, that complement or expand our existing business. Our acquisition strategy involves a number of risks, including:

•	difficulty in successfully integrating acquired operations, IT systems, customers, OEM supplier and partner relationships, products and businesses with our operations;

•	loss of key employees of acquired operations or inability to hire key employees necessary for our expansion;

•	diversion of our capital and management attention away from other business issues;

•	an increase in our expenses and working capital requirements;

•	in the case of acquisitions that we may make outside of the United States, difficulty in operating in foreign countries and over significant geographical distances; and

•	other financial risks, such as potential liabilities of the businesses we acquire.

Our growth may be limited and our competitive position may be harmed if we are unable to identify, finance and complete future acquisitions. We believe that further expansion may be a prerequisite to our long-term success as some of our competitors in the IT product distribution industry have larger international operations, higher revenues and greater financial resources than us. We have incurred costs and encountered difficulties in the past in connection with our acquisitions and investments. For example, our operating margins were initially adversely affected as a result of our acquisition of Merisel Canada Inc. and we have written off substantial investments in the past, one of which was eManage.com, Inc. Also, our recent acquisition of EMJ Data Systems, Ltd., or EMJ, caused an initial negative effect on our operating margins as we integrated EMJ’s systems, operations and personnel. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large write-offs, a decrease in future profitability, or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

We are dependent on a variety of IT and telecommunications systems, and any failure of these systems could adversely impact our business and operating results.

We depend on IT and telecommunications systems for our operations. These systems support a variety of functions, including inventory management, order processing, shipping, shipment tracking and billing.

Failures or significant downtime of our IT or telecommunications systems could prevent us from taking customer orders, printing product pick-lists, shipping products or billing customers. Sales also may be affected if our reseller customers are unable to access our price and product availability information. We also rely on the Internet, and in particular electronic data interchange, or EDI, for a large portion of our orders and information exchanges with our OEM suppliers and reseller customers. The Internet and individual web sites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some web sites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our OEM suppliers or reseller customers. Disruption of our web site or the Internet in general could impair our order processing or more generally prevent our OEM suppliers or reseller customers from accessing information. The occurrence of any of these events could have an adverse effect on our business and operating results.

We rely on independent shipping companies for delivery of products, and price increases or service interruptions from these carriers could adversely affect our business and operating results.

We rely almost entirely on arrangements with independent shipping companies, such as FedEx and UPS, for the delivery of our products from OEM suppliers and delivery of products to reseller customers. Freight and shipping charges can have a significant impact on our gross margin. As a result, an increase in freight surcharges due to rising fuel cost or general price increases will have an immediate adverse effect on our margins, unless we are able to pass the increased charges to our reseller customers or renegotiate terms with our OEM suppliers. In addition, in the past, UPS has experienced work stoppages due to labor negotiations with management. The termination of our arrangements with one or more of these independent shipping companies, the failure or inability of one or more of these independent shipping companies to deliver products, or the unavailability of their shipping services, even temporarily, could have an adverse effect on our business and operating results.

Because we conduct substantial operations in China, risks associated with economic, political and social events in China could negatively affect our business and operating results.

A substantial portion of our IT systems operations, including our IT systems support and software development operations, is located in China. In addition, we also conduct general and administrative activities from our facility in China. As of August 31, 2005, we had 379 personnel located in China. We expect to increase our operations in China in the future. Our operations in China are subject to a number of risks relating to China’s economic and political systems, including:

•	a government controlled foreign exchange rate and limitations on the convertibility of the Chinese renminbi;

•	extensive government regulation;

•	changing governmental policies relating to tax benefits available to foreign-owned businesses;

•	the telecommunications infrastructure;

•	a relatively uncertain legal system; and

•	uncertainties related to continued economic and social reform.

In addition, external events in Asia, such as the 2003 outbreak of severe acute respiratory syndrome, or SARS, and heightened political tensions in this region may adversely affect our business by disrupting the IT supply chain, restricting travel or interfering with the electronic and communications infrastructure.

Our IT systems are an important part of our global operations. Any significant interruption in service, whether resulting from any of the above uncertainties, natural disasters or otherwise, could result in delays in our inventory purchasing, errors in order fulfillment, reduced levels of customer service and other disruptions in operations, any of which could cause our business and operating results to suffer.

Changes in foreign exchange rates and limitations on the convertibility of foreign currencies could adversely affect our business and operating results.

In the nine months ended August 31, 2004 and 2005, approximately 17% and 20%, respectively, of our total revenue was generated outside the United States. Most of our international revenue, cost of revenue and operating expenses are denominated in foreign currencies. We presently have currency exposure arising from both sales and purchases denominated in foreign currencies. Changes in exchange rates between foreign currencies and the U.S. dollar may adversely affect our operating margins. For example, if these foreign currencies appreciate against the U.S. dollar, it will make it more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. This could have a negative impact to us if revenues related to these purchases are transacted in U.S. dollars. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency as well as make our products, which are usually purchased by us with U.S. dollars, relatively more expensive than products manufactured locally. We currently conduct only limited hedging activities, which involve the use of currency forward contracts. Hedging foreign currencies can be risky. For example, in fiscal 2003 we incurred $3.7 million of foreign currency transaction losses as a result of purchases of forward contracts not conducted within our normal hedging practices and procedures, combined with a weakening U.S. dollar. There is also additional risk if the currency is not freely or actively traded. Some currencies, such as the Chinese renminbi, are subject to limitations on conversion into other currencies, which can limit our ability to hedge or to otherwise react to rapid foreign currency devaluations. We cannot predict the impact of future exchange rate fluctuations on our business and operating results.

Because of the experience of our key personnel in the IT products industry and their technological expertise, if we were to lose any of our key personnel, it could inhibit our ability to operate and grow our business successfully.

We operate in the highly competitive IT products industry. We are dependent in large part on our ability to retain the services of our key senior executives and other technical experts and personnel. Our employees and executives do not have employment agreements. Furthermore, we do not carry “key person” insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified employees could inhibit our ability to operate and grow our business successfully.

We may become involved in intellectual property or other disputes that could cause us to incur substantial costs, divert the efforts of our management, and require us to pay substantial damages or require us to obtain a license, which may not be available on commercially reasonable terms, if at all.

We may from time to time receive notifications alleging infringements of intellectual property rights allegedly held by others relating to our business or the products we sell or assemble for our OEM suppliers and others. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have an adverse effect on our business. Although we generally have various levels of indemnification protection from our OEM suppliers and contract assembly customers, in many cases any indemnification to which we may be entitled is subject to maximum limits or other restrictions. In addition, we have developed proprietary IT systems that play an important role in our business. If any infringement claim is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party’s intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all.

We are from time to time involved in other litigation in the ordinary course of business. For example, we are currently defending a trademark infringement action and a civil matter involving third party investors in eManage.com, Inc. and are appealing the $4.2 million judgment entered against Daisytek (Canada), Inc., a former wholly owned subsidiary of EMJ, by the U.S. District Court for the Northern District of Texas. We may not be successful in defending these or other claims. Regardless of the outcome, litigation could result in substantial expense and could divert the efforts of our management.

Because of the capital-intensive nature of our business, we need continued access to capital, which, if not available to us or if not available on favorable terms, could harm our ability to operate or expand our business.

Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. If cash from available sources is insufficient, proceeds from our accounts receivable securitization program are limited or cash is used for unanticipated needs, we may require additional capital sooner than anticipated. In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all. Our current and future indebtedness could adversely affect our operating results and severely limit our ability to plan for, or react to, changes in our business or industry. We could also be limited by financial and other restrictive covenants in any credit arrangements, including limitations on our borrowing of additional funds and issuing dividends. Furthermore, the cost of debt financing has increased recently and could significantly increase in the future, making it cost prohibitive to borrow, which could force us to issue new equity securities.

If we issue new equity securities, existing stockholders may experience additional dilution, or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when required could have an adverse effect on our business and operating results.

The terms of our indebtedness agreements impose significant restrictions on our ability to operate which in turn may negatively affect our ability to respond to business and market conditions and therefore have an adverse effect on our business and operating results.

As of August 31, 2005, we had approximately $61.7 million in outstanding short and long-term borrowings under term loans and lines of credit, excluding trade payables. As of August 31, 2005, approximately $170.9 million of our accounts receivable were sold to and held by two financial institutions under our accounts receivable securitization program. The terms of our current indebtedness agreements restrict, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends or make certain other restricted payments;

•	consummate certain asset sales or acquisitions;

•	enter into certain transactions with affiliates; and

•	merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

We are also required to maintain specified financial ratios and satisfy certain financial condition tests, including minimum net worth and fixed charge coverage ratio as outlined in our senior secured revolving line of credit arrangement. We may be unable to meet these ratios and tests, which could result in the acceleration of the repayment of the related debt, the termination of the facility or the increase in our effective cost of funds. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions limited, which could have an adverse effect on our business and operating results.

We have significant operations concentrated in Northern California, South Carolina, Toronto and Beijing and any disruption in the operations of our facilities could harm our business and operating results.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could seriously harm our revenue and financial condition and increase our costs and expenses. We have significant operations in our facilities located in Fremont, California, Greenville, South Carolina, Toronto and Beijing. As a result, any prolonged disruption in the operations of our facilities, whether due to technical difficulties, power failures, break-ins, destruction or damage to the facilities as a result of a natural disaster, fire or any other reason, could harm our operating results. We currently do not have a formal disaster recovery plan and may not have sufficient business interruption insurance to compensate for losses that could occur.

Global health, economic, political and social conditions may harm our ability to do business, increase our costs and negatively affect our stock price.

External factors such as potential terrorist attacks, acts of war, geopolitical and social turmoil or epidemics such as SARS and other similar outbreaks in many parts of the world could prevent or hinder our ability to do business, increase our costs and negatively affect our stock price. For example, increased instability may adversely impact the desire of employees and customers to travel, the reliability and cost of transportation, our ability to obtain adequate insurance at reasonable rates or require us to incur increased costs for security measures for our domestic and international operations. These uncertainties make it difficult for us and our customers to accurately plan future business activities. More generally, these geopolitical social and economic conditions could result in increased volatility in the United States and worldwide financial markets and economy. We are predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

Part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States, which in turn could cause our business and operating results to suffer.

We have international operations in Canada, China, Mexico and the United Kingdom. In the nine months ended August 31, 2004 and 2005, approximately 17% and 20%, respectively, of our total revenue was generated outside the United States. In the nine months ended August 31, 2004 and 2005, approximately 11% and 15%, respectively, of our total revenue was generated in Canada. No other country or region accounted for more than 10% of our total revenue. Our international operations are subject to risks, including:

•	political or economic instability;

•	changes in governmental regulation;

•	changes in import/export duties;

•	trade restrictions;

•	difficulties and costs of staffing and managing operations in certain foreign countries;

•	work stoppages or other changes in labor conditions;

•	difficulties in collecting of accounts receivables on a timely basis or at all;

•	taxes; and

•	seasonal reductions in business activity in some parts of the world.

We may continue to expand internationally to respond to competitive pressure and customer and market requirements. Establishing operations in any other foreign country or region presents risks such as those described above as well as risks specific to the particular country or region. In addition, until a payment history is established over time with customers in a new geography or region, the likelihood of collecting receivables generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such receivables may be inadequate. In addition, our Mexico subsidiary is currently negotiating with a Mexico reseller customer a transaction which involves extended payment terms, which could expose us to additional collection risks. Further, if our international expansion efforts in any foreign country are unsuccessful, we may decide to cease operations, which would likely cause us to incur similar additional expenses and loss.

In addition, changes in policies or laws of the United States or foreign governments resulting in, among other things, higher taxation, currency conversion limitations, restrictions on fund transfers or the expropriation of private enterprises, could reduce the anticipated benefits of our international expansion. Furthermore, any actions by countries in which we conduct business to reverse policies that encourage foreign trade or investment could adversely affect our business. If we fail to realize the anticipated revenue growth of our future international operations, our business and operating results could suffer.

Risks Related to Our Relationship with MiTAC International

We rely on MiTAC International for certain manufacturing and assembly services and the loss of these services would require us to seek alternate providers that may charge us more for their services.

We rely on MiTAC International to manufacture and supply subassemblies and components for some of our contract assembly customers, including Sun Microsystems, our primary contract assembly customer, and our reliance on MiTAC International may increase in the future. Our relationship with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments. Accordingly, we negotiate manufacturing and pricing terms on a project-by-project basis, based on manufacturing services rendered by MiTAC International or us. As MiTAC’s ownership interest in us decreases as a result of this offering and subsequent sales, MiTAC’s interest in the success of our business and operations may decrease as well. In the event MiTAC International no longer provides such services and components to us, we would need to find an alternative source for these services and components. We may be unable to obtain alternative services and components on similar terms, which may in turn increase our manufacturing costs. In addition, we may not find manufacturers with sufficient capacity, which may in turn lead to shortages in our product supplies. Increased costs and products shortages could harm our business and operating results.

Our business relationship with MiTAC International has been and will continue to be negotiated as related parties and therefore may not be the result of arms’-length negotiations between independent parties. Our relationship, including pricing and other material terms with our shared customers or with MiTAC International, may or may not be as advantageous to us as the terms we could have negotiated with unaffiliated third parties. We have a joint sales and marketing agreement with MiTAC International, pursuant to which both parties agree to use their commercially reasonable efforts to promote the other party’s service offerings to their respective customers who are interested in such product offerings. To date, there has not been a significant amount of sales attributable to the joint marketing agreement. This agreement does not provide for the terms upon which we negotiate manufacturing and pricing terms. These negotiations have been on a case-by-case basis. The agreement had an initial term of one year and will automatically renew for subsequent one-year terms unless either party provides written notice of non-renewal within 90 days of the end of any renewal term. The agreement may also be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party. Either party may immediately terminate the agreement by providing written notice (a) of the other party’s material breach of any provision of the agreement and failure to cure within 30 days, or (b) if the other party becomes bankrupt or insolvent. In addition, we are party to a general agreement with MiTAC International and Sun Microsystems under which we work with MiTAC International to provide contract assembly services to Sun Microsystems.

Some of our customer relationships evolved from relationships between such customers and MiTAC International and the loss of such relationships could harm our business and operating results.

Our relationship with Sun Microsystems and some of our other customers evolved from customer relationships that were initiated by MiTAC International. Our relationship with Sun Microsystems is a joint relationship with MiTAC International and us, and the future success of our relationship with Sun Microsystems depends on MiTAC International continuing to work with us to service Sun Microsystems’ requirements. The original agreement between Sun Microsystems and MiTAC International was signed on August 28, 1999 and we became a party to the agreement on February 12, 2002. Substantially all of our contract assembly services to Sun Microsystems are covered by the general agreement. The agreement continues indefinitely until terminated in accordance with its terms. Sun Microsystems may terminate this agreement for any reason on 60 days written notice. Any party may terminate the agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days. The agreement may also be terminated on written notice if one of the other parties becomes bankrupt or insolvent. If we are unable to maintain our relationship with MiTAC International, our relationship with Sun Microsystems could suffer and we could lose other customer relationships or referrals, which in turn could harm our business, financial position and operating results.

There could be potential conflicts of interest between us and affiliates of MiTAC International, which could impact our business and operating results.

MiTAC International’s and its affiliates’ continuing beneficial ownership of our common stock could create conflicts of interest with respect to a variety of matters, such as potential acquisitions, competition, issuance or disposition of securities, election of directors, payment of dividends and other business matters. Similar risks could exist as a result of Matthew Miau’s positions as our Chairman, the Chairman of MiTAC International and as a director or officer of MiTAC International’s affiliated companies. For fiscal year 2005, Mr. Miau will receive a retainer of $225,000 from us. Compensation payable to Mr. Miau is based upon the recommendation of the Compensation Committee and subject to the approval of the Board of Directors. We also have adopted a policy requiring material transactions in which any of our directors has a potential conflict of interest to be approved by our Audit Committee, which is composed of disinterested members of the Board.

Synnex Technology International Corp., or Synnex Technology International, a publicly traded company based in Taiwan and affiliated with MiTAC International, currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. Mitac Incorporated, a privately held company based in Taiwan and a separate entity from MiTAC International, directly and indirectly owns approximately 15.6% of Synnex Technology International and approximately 9.0% of MiTAC International. MiTAC International directly and indirectly owns 0.3% of Synnex Technology International and Synnex Technology International directly and indirectly owns approximately 0.6% of MiTAC International. In addition, MiTAC International directly and indirectly owns approximately 8.9% of Mitac Incorporated and Synnex Technology International directly and indirectly owns approximately 14.4% of Mitac Incorporated. Synnex Technology International indirectly through its ownership of Peer Developments Limited owns approximately 18.4% of our outstanding common stock. Neither MiTAC International nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve. Although Synnex Technology International is a separate entity from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International or MiTAC International, and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where they currently operate.

As of September 30, 2005, our executive officers, directors and principal stockholders beneficially owned approximately 80% of our common stock and this concentration of ownership allows them to control all matters requiring stockholder approval and could delay or prevent a change in control of SYNNEX.

As of September 30, 2005, our executive officers, directors and principal stockholders beneficially owned approximately 80% of our outstanding common stock. In particular, MiTAC International and its affiliates, beneficially owned approximately 67% of our common stock. After giving effect to this offering, MiTAC International will beneficially own approximately 58% of our common stock and if the underwriters exercise the over-allotment in full, it will beneficially own approximately 57% of our common stock.

MiTAC International and its affiliates own a controlling interest in us as of September 30, 2005. As a result, MiTAC International will be able to control the outcome of matters submitted to the stockholders including any acquisition or sale of us. In addition, MiTAC International’s interests and ours may increasingly conflict. For example, we rely on MiTAC International for certain manufacturing and supply services and for relationships with certain key customers. As a result of a decrease in their ownership in us, we may lose these services and relationships, which may lead to increased costs to replace the lost services and the loss of certain key customers. We cannot predict the likelihood that we may incur increased costs or lose customers if MiTAC International’s ownership percentage of us decreases in the future.

Risks Related to Our Industry

Volatility in the IT industry could have a material adverse effect on our business and operating results.

The IT industry in which we operate has experienced decreases in demand. Softening demand for our products and services caused by an ongoing economic downturn and over-capacity were responsible, in part, for a decline in our revenue in fiscal 2001, as well as problems with the saleability of inventory and collection of reseller customer receivables.

The North American economy and market conditions continue to be challenging in the IT industry. As a result, individuals and companies may delay or reduce expenditures, including those for IT products. While in the past we may have benefited from the consolidation in our industry resulting from the slowdown, further delays or reductions in IT spending in particular, and economic weakness generally, could have an adverse effect on our business and operating results.

Our distribution business may be adversely affected by some OEM suppliers’ strategies to increase their direct sales, which in turn could cause our business and operating results to suffer.

Consolidation of OEM suppliers has resulted in fewer sources for some of the products that we distribute. This consolidation has also resulted in larger OEM suppliers that have significant operating and financial resources. Some OEM suppliers, including some of the leading OEM suppliers that we service, have been selling a greater volume of products directly to end-users, thereby limiting our business opportunities. If large OEM suppliers continue the trend to sell directly to our resellers, rather than use us as the distributor of their products, our business and operating results will suffer.

OEMs are limiting the number of supply chain service providers with which they do business, which in turn could negatively impact our business and operating results.

Currently, there is a trend towards reducing the number of authorized distributors used by OEM suppliers. As a smaller market participant in the IT product distribution and contract assembly industries, than some of our competitors, we may be more susceptible to loss of business from further reductions of authorized distributors or contract assemblers by IT product OEMs. For example, the termination of Sun Microsystems’ contract assembly business with us would have a significant negative effect on our revenue and operating results. A determination by any of our primary OEMs to consolidate their business with other distributors or contract assemblers would negatively affect our business and operating results.

The IT industry is subject to rapidly changing technologies and process developments, and we may not be able to adequately adjust our business to these changes, which in turn would harm our business and operating results.

Dynamic changes in the IT industry, including the consolidation of OEM suppliers and reductions in the number of authorized distributors used by OEM suppliers, have resulted in new and increased responsibilities for management personnel and have placed, and continue to place, a significant strain upon our management, operating and financial systems and other resources. We may be unable to successfully respond to and manage our business in light of industry developments and trends. Also crucial to our success in managing our operations will be our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale or to respond to changes in the IT industry could adversely affect our business and operating results.

We are subject to intense competition in the IT industry, both in the United States and internationally, and if we fail to compete successfully, we will be unable to gain or retain market share.

We operate in a highly competitive environment, both in the United States and internationally. The IT product distribution and contract assembly industries are characterized by intense competition, based primarily on product availability, credit availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, technological capabilities, service and support. We compete with a variety of regional, national and international IT product distributors and contract manufacturers and assemblers. In some instances, we also compete with our own customers, our own OEM suppliers and MiTAC International.

Our primary competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us and may have more developed relationships with their existing customers. We may lose market share in the United States or in international markets, or may be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a reduction in our gross margins.

We may initiate other business activities, including the broadening of our supply chain capabilities, and may face competition from companies with more experience in those new areas. In addition, as we enter new areas of business, we may also encounter increased competition from current competitors or from new competitors, including some who may once have been our OEM suppliers or reseller customers. Increased competition and negative reaction from our OEM suppliers or reseller customers resulting from our expansion into new business areas may harm our business and operating results.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission, or SEC, regulations and New York Stock Exchange rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our ongoing efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our management’s required assessment of our internal control over financial reporting and our independent registered public accounting firm’s attestation of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from legislation requiring companies to evaluate those internal controls.

Section 404 of the Sarbanes-Oxley Act of 2004 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We completed an evaluation of the effectiveness of our internal controls for the fiscal year ended November 30, 2004, and we have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. We expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions and our reputation may be adversely affected and the market price of our stock could decline.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform to generally accepted accounting principles, or GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. The FASB and other agencies have finalized changes to GAAP that will require us, starting in our quarter ending February 28, 2006, to record a charge to earnings for employee stock option grants and other equity incentives. We may have significant and ongoing accounting charges resulting from option grant and other equity incentive expensing that we expect will reduce our overall net income. In addition, since we historically have used equity-related compensation as a component of our total employee compensation program, the accounting change could make the use of equity-related compensation less attractive to us and therefore make it more difficult to attract and retain employees.

Risks Related to this Offering and Our Common Stock

Our common stock has been subject to substantial price and volume fluctuations due to a number of factors, some of which are beyond our control.

Share prices and trading volumes for many distribution and contract assembly service related companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially adversely affect the price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our common stock would likely decrease.

Significant fluctuations in the market price of our common stock could result in securities class action claims against us, which could seriously harm our operating results.

Securities class action claims have been brought against companies in the past where volatility in the market price of that company’s securities has taken place. This kind of litigation could be very costly and divert our management’s attention and resources, and any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could adversely affect our business and operating results.

Anti-takeover provisions in our certificate of incorporation may make it more difficult for someone to acquire us in a hostile takeover.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting shares.

In addition, our certificate of incorporation contains certain provisions that, together with the ownership position of our officers, directors and their affiliates, could discourage potential takeover attempts and make attempts by stockholders to change management more difficult, which could adversely affect the market price of our common stock.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are subject to additional rules and regulations as a public company, which will increase our administration costs which in turn could harm our operating results.

As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, the New York Stock Exchange has adopted revisions to its requirements for companies that are NYSE-listed. These rules and regulations have increased our legal and financial compliance costs, and made some activities more time consuming or costly. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

We have made forward-looking statements within the meaning of Section 7A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and elsewhere in this prospectus that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, but are not limited to, statements regarding:

•	projections of expenditures, revenues, earnings, cash balances or cash flows, synergies or other financial items;

•	plans, strategies and objectives of management for future operations;

•	future economic conditions or performance;

•	our relationship with our suppliers, customers and significant stockholders such as MiTAC;

•	expectation of market size and market acceptance or penetration of the distribution, contract assembly and complementary IT supply chain services we offer;

•	estimates regarding our infrastructure needs and capital requirements;

•	effect of thefts or other losses from our warehouses and collectibles of related insurance claims;

•	our securitization program;

•	impact of new rules and regulations affecting public companies;

•	the adequacy of our internal controls over financial reporting; and

•	any assumptions underlying any of the foregoing.

Forward-looking statements are only predictions not historical facts and generally can be identified by the use of terminology such as the words “may,” “will,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements for a number of reasons, including those appearing elsewhere in this prospectus under the caption “Risk Factors” as well as those discussed in our Annual Report on Form 10-K incorporated by reference herein and other filings with the SEC. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements after the date of this prospectus.

This prospectus contains statistical data that we obtained from industry publications and reports. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

The net proceeds to the selling stockholders from this offering, at an assumed public offering price of $15.32 per share, are estimated to be approximately $36.6 million ($42.1 million if the underwriters’ over-allotment option is exercised in full), after deducting estimated underwriting discount payable by the selling stockholders. We will not receive any of the proceeds from the sale of the shares of our common stock in this offering. We will bear the expenses of the offering on behalf of the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded publicly on the New York Stock Exchange under the symbol “SNX” since November 25, 2003. The following table sets forth, for our common stock for the periods indicated, the high and low sale price as reported on the New York Stock Exchange.

	Price Range of Common Stock
	Low	High
Year Ended November 30, 2003
Fourth Quarter (since November 25, 2003)	$13.95	$14.60
Year Ended November 30, 2004
First Quarter	$13.65	$19.85
Second Quarter	$16.01	$21.00
Third Quarter	$14.40	$19.10
Fourth Quarter	$15.23	$21.89
Year Ended November 30, 2005
First Quarter	$20.65	$24.63
Second Quarter	$13.45	$23.17
Third Quarter	$15.20	$18.95
Fourth Quarter (through November 16, 2005)	$15.08	$18.25

On November 16, 2005, the last day prior to the date of this prospectus for which information was practicably available, the closing price for our common stock was $15.32 per share.

DIVIDEND POLICY

We have not declared or paid any cash dividends since our inception. We currently intend to retain future earnings, if any, for use in our operations and the expansion of our business. If we elect to pay cash dividends in the future, payment will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors. In addition, our credit facilities place restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of August 31, 2005.

As of August 31, 2005
(in thousands, except par value)
Cash and cash equivalents	$9,870

Current borrowings under term loans and lines of credit	$60,491
Long-term borrowings	1,224
Interest-bearing liabilities	6,985

Total debt	68,700

Stockholders’ equity:
Preferred stock: $0.001 par value, 5,000 shares authorized; no shares issued and outstanding	—
Common stock: $0.001 par value; 100,000 shares authorized; 28,856 actual shares issued and outstanding	29
Additional paid-in capital	155,764
Accumulated other comprehensive income	11,353
Retained earnings	252,145

Total stockholders’ equity	419,291

Total capitalization	$487,991

The above table excludes as of August 31, 2005:

•	7,034,661 shares issuable upon exercise of options outstanding at August 31, 2005 under our stock option plans, with a weighted average exercise price of $9.57 per share;

•	4,416,713 shares reserved for future grant under our stock option plans at August 31, 2005; and

•	162,155 shares reserved for issuance under our employee stock purchase plan.

New investors will be diluted if any shares of our common stock are issued upon exercise of currently outstanding options or warrants, or other rights are granted in the future or are reserved for future issuances under our stock plans.

You should read the capitalization information above together with the sections of this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended November 30, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of November 30, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations data for the fiscal years ended November 30, 2000 and 2001 and the selected consolidated balance sheet data as of November 30, 2000, 2001 and 2002 have been derived from our consolidated financial statements that are not included in this prospectus. The selected consolidated financial data is adjusted to give effect to the discontinued operations resulting from the sale of our Japan subsidiary during the second quarter of fiscal 2005. The selected consolidated statements of operations data for the nine months ended August 31, 2004 and 2005 and the selected consolidated balance sheet data as of August 31, 2004 and 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data should be read together with the information appearing under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Years Ended November 30,					Nine Months Ended August 31,
Statements of Operations Data:	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except for per share data)
Revenue	$3,583,481	$3,032,041	$3,596,265	$3,944,886	$5,150,447	$3,709,632	$4,047,681
Cost of revenue	(3,426,274)	(2,882,604)	(3,432,089)	(3,766,518)	(4,935,075)	(3,555,520)	(3,876,013)

Gross profit	157,207	149,437	164,176	178,368	215,372	154,112	171,668
Selling, general and administrative expenses	(94,025)	(95,168)	(114,657)	(121,352)	(137,712)	(99,562)	(117,120)

Income from continuing operations before non-operating items, income taxes and minority interest	63,182	54,269	49,519	57,016	77,660	54,550	54,548
Interest expense and finance charges, net	(9,212)	(6,722)	(6,182)	(7,007)	(7,959)	(5,166)	(11,108)
Other income (expense), net	16,683	(5,628)	1,169	(3,478)	(900)	(916)	501

Income from continuing operations before income taxes and minority interest	70,653	41,919	44,506	46,531	68,801	48,468	43,941
Provision for income taxes	(30,967)	(16,885)	(16,680)	(17,090)	(23,091)	(17,749)	(16,807)
Minority interest in subsidiary	—	—	49	267	376	320	58

Income from continuing operations	39,686	25,034	27,875	29,708	46,086	31,039	27,192
Income (loss) from discontinued operations, net of tax	(2,864)	763	157	288	479	274	511
Gain (loss) on sale of discontinued operations, net of tax	(388)	—	—	—	—	—	12,323

Net income	$36,434	$25,797	$28,032	$29,996	$46,565	$31,313	$40,026

Earnings per share:
Basic
Income from continuing operations	$1.85	$1.14	$1.26	$1.34	$1.73	$1.17	$0.96
Discontinued operations	$(0.15)	$0.04	$0.01	$0.02	$0.01	$0.01	$0.45

Net income per common share—basic	$1.70	$1.18	$1.27	$1.36	$1.74	$1.18	$1.41

Diluted
Income from continuing operations	$1.63	$1.03	$1.15	$1.21	$1.53	$1.04	$0.87
Discontinued operations	$(0.14)	$0.03	$0.01	$0.01	$0.02	$0.01	$0.41

Net income per common share—diluted	$1.49	$1.06	$1.16	$1.22	$1.55	$1.05	$1.28

Weighted average common shares outstanding-basic	21,466	21,919	22,061	22,091	26,691	26,438	28,439
Weighted average common shares outstanding-diluted	24,404	24,392	24,251	24,555	30,111	29,899	31,177

	November 30,					August 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$20,564	$15,730	$15,503	$22,079	$28,726	$20,747	$9,870
Working capital	116,292	187,235	200,021	217,397	316,935	307,099	342,200
Total assets	636,434	565,034	629,075	789,928	999,697	866,284	998,645
Current borrowings under term loans and lines of credit	32,121	18,104	19,685	69,464	74,996	31,249	60,491
Long-term borrowings	2,090	43,036	38,714	8,134	13,074	10,708	1,224
Total stockholders’ equity	157,823	183,372	213,218	252,814	369,656	342,598	419,291

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the related notes included elsewhere in this prospectus or referred to herein. This discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below as well as those discussed under “Risk Factors,” “Cautionary Note on Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are a global information technology, or IT, supply chain services company. We offer a comprehensive range of services to IT original equipment manufacturers and software publishers, collectively OEMs, and reseller customers worldwide. The supply chain services that we offer include product distribution, related logistics, contract assembly and demand generation marketing.

We have been in the IT distribution business since 1980 and are one of the largest IT product distributors based on 2004 reported revenue. We focus our core wholesale distribution business on a limited number of leading IT OEMs, which allows us to enhance and increase the value we provide to our OEM suppliers and reseller customers.

Because we offer distribution, contract assembly, demand generation marketing, IT solutions and complementary supply chain services, OEM suppliers and resellers can outsource to us multiple areas of their business outside of their core competencies. This model allows us to provide services at several points along the IT product supply chain. We believe that the combination of our broad range of supply chain capabilities, our focus on serving the leading IT OEMs and our efficient operations enable us to realize strong relationships with our OEM suppliers and reseller customers. We are headquartered in Fremont, California and have distribution, sales and assembly facilities in Asia, Europe and North America.

Revenue and Cost of Revenue

We derive our revenue primarily through the distribution of IT systems, peripherals, system components, software and networking equipment, and, to a lesser extent, from contract assembly. We recognize revenue in both our distribution and contract assembly operations as products are shipped, if a purchase order exists, the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. our warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. Our distribution sales are made to reseller customers on a purchase order basis and generally relate to a specific order from a reseller’s end-user customer. Our contract assembly sales are generated from specific purchase orders received from our OEM customers for a specified unit quantity. We do not have long-term sales agreements with our reseller or contract assembly customers.

Revenue from our distribution business represented 90%, 94%, 89% and 90% of our total revenue in fiscal 2002, 2003 and 2004, and the nine months ended August 31, 2005, respectively. In our distribution business, our primary customers are resellers. None of our reseller customers accounted for more than 10% of our total revenue in fiscal 2002, 2003, 2004 or the nine months ended August 31, 2005. Approximately 37%, 32%, 28% and 28% of our total revenue in fiscal 2002, 2003 and 2004, and the nine months ended August 31, 2005, respectively, was derived from the sale of HP products. Most of our remaining revenue is derived from the distribution and assembly of the IT products of a relatively small number of other suppliers.

Approximately 10%, 6%, 11% and 10% of our total revenue in fiscal 2002, 2003 and 2004, and the nine months ended August 31, 2005, respectively, was derived from our contract assembly business. We provide contract assembly services primarily to IT product OEMs. Our contract assembly revenue is dependent on a small number of customers. Revenue from contract assembly provided to Sun Microsystems accounted for less than 10% of our total revenue in fiscal 2002 and 2003 and the nine months ended August 31, 2005 and approximately 10% of our total revenue in 2004.

The market for IT products is generally characterized by declining unit prices and short product life cycles. Our distribution business is also highly competitive on the basis of price. We set our sales price based on the market supply and demand characteristics for each particular product or bundle of products we distribute. From time to time, we also participate in the incentive and rebate programs of our OEM suppliers. These programs are important determinants of the final sales price we charge to our reseller customers. To mitigate the risk of declining prices and obsolescence of our distribution inventory, our OEM suppliers generally offer us limited price protection and return rights for products that are marked down or discontinued by them. We carefully manage our inventory to maximize the benefit to us of these supplier provided protections.

A significant portion of our cost of distribution revenue is the purchase price we pay our OEM suppliers for the products we sell, net of any rebates and purchase discounts received from our OEM suppliers. Cost of distribution revenue also consists of provisions for inventory losses and write-downs, and freight expenses associated with the receipt in and shipment out of our inventory. Our contract assembly cost of revenue consists primarily of cost of materials, labor and overhead.

Margins

The IT product distribution and contract assembly industries in which we operate are characterized by low gross profit as a percentage of revenue, or gross margin, and low income from operations as a percentage of revenue, or operating margin. Our gross margin has fluctuated between 4.2% and 4.9% annually over the past five years due to changes in the mix of products we sell, customers we sell to, competition, seasonality and the general economic environment. Increased competition arising from industry consolidation and low demand for IT products may hinder our ability to maintain or improve our gross margin. Generally, when our revenue becomes more concentrated on limited products or customers, our gross margin tends to decrease due to increased pricing pressure from OEM suppliers or reseller customers. Our operating margin has also fluctuated between 1.4% and 1.8% annually over the past five years, based primarily on our ability to achieve economies of scale, the management of our operating expenses, changes in the relative mix of our distribution and contract assembly revenue and the timing of our acquisitions and investments.

Acquisitions, Divestments and Restructuring Charges

We seek to augment our organic growth with strategic acquisitions of businesses and assets that complement and expand our supply chain service capabilities. Our historical acquisitions have brought us new reseller customers and OEM suppliers, extended the geographic reach of our operations, particularly in international markets, and expanded the services we provide to our OEM suppliers and customers. We account for acquisitions using the purchase method of accounting and include acquired entities within our consolidated financial statements from the closing date of the acquisition.

During the 12 months ended August 31, 2005, we acquired one company, EMJ, and divested two of our subsidiaries, SYNNEX K.K. and EMJ America.

The acquisition of Canadian-based EMJ was completed in September 2004 and we have included the results of operations from EMJ in our reported results since the acquisition date. We acquired EMJ to expand our presence in the Canadian distribution market and, to a lesser extent, our market presence in the United States.

In May 2005, we sold approximately 93% of the equity in our Japan subsidiary to MCJ Company Limited, or MCJ, a Japan based public company. We sold our Japan distribution business, as it was not strategic to our current

North American focused distribution and assembly business model. We received shares of MCJ stock as consideration for SYNNEX K.K. We are restricted from selling the MCJ stock until one year after the sale date. As a result of this equity investment, we must record the gains or losses in our investment each period based on the closing price of MCJ stock. These non-operating gains or losses are reported in “other income (expense), net.” In order to reduce the risk of holding the MCJ shares, we have entered into forward exchange contracts to sell MCJ shares for fixed prices in April 2006. As of August 31, and October 7, 2005, such contracts covered 58% and 84%, respectively, of the MCJ shares held by the Company.

In June 2005, we sold our EMJ America subsidiary to the management team of EMJ America. EMJ America was a subsidiary of EMJ and was not in the same business as EMJ.

As a result of the acquisition of EMJ and the associated duplicative facilities and function with our existing Canadian business at the time of the acquisition, we commenced a restructuring program in the first quarter of fiscal 2005. The restructuring program was completed in the third quarter of fiscal 2005 and total charges from the program were $2.5 million.

Economic and Industry Trends

Our revenue is highly dependent on the end-market demand for the IT products that we distribute and assemble. This end-market demand is influenced by many factors including the introduction of new IT products and software by OEMs, replacement cycles for existing IT products and overall economic growth and general business activity. A difficult and challenging economic environment may also lead to consolidation or decline in the IT distribution industry and increased price-based competition.

Deferred Compensation Plan

We have a deferred compensation plan for a limited number of our directors and employees. We maintain a liability on our balance sheet for salary and bonus amounts deferred by participants and we accrue interest expense on unpaid amounts. Interest expense on the deferred amounts is classified in “interest expense and finance charges, net” on our consolidated statement of operations. The plan allows for the participants to direct investment of deferred amounts in equity securities. These equity investments are classified as trading securities. GAAP requires that gains (losses) on the deferred compensation equity securities be recorded in “other income (expense), net” and that an equal amount be charged (or credited if losses) to “selling, general and administrative expenses” relating to compensation amounts which are payable to the plan participants. Deferred compensation expense was $286,000 in fiscal 2003, $243,000 in fiscal 2004 and $1.5 million in the nine months ended August 31, 2005 and a credit of $528,000 in fiscal 2002.

Unearned Stock-Based Compensation

In prior years, in connection with the granting of employee stock options that had exercise prices determined to be below fair market value on the date of grant, we have recorded unearned stock-based compensation. Unearned stock-based compensation represents the difference between the fair market value of our common stock for financial reporting purposes on the date of grant and the exercise price of these options. Unearned stock-based compensation is included as a reduction of stockholders’ equity and is amortized over the vesting period of the applicable options, generally five years, using the straight-line method. Our stock-based compensation expense relates to stock options granted to individuals and is reflected in cost of revenue and selling, general and administrative expenses. At November 30, 2004, the stock-based compensation was fully amortized.

Seasonality

Our operating results are affected by the seasonality of the IT products industry. We have historically experienced higher sales in our fourth fiscal quarter due to patterns in the capital budgeting, federal government spending and purchasing cycles of our customers and end-users. These patterns may not be repeated in subsequent periods.

Insurance Coverage

Although from time to time we have experienced incidents of theft at various facilities, in fiscal 2003 and fiscal 2005 we experienced theft as a result of break-ins at four of our warehouses in which approximately $13.4 million of inventory was stolen. Based on our investigation, discussions with local law enforcement and meetings with federal authorities, we believe the thefts at our warehouses were part of an organized crime effort that targeted a number of technology equipment warehouses throughout the United States.

As a result of the losses in 2003, we reduced our inventory value by $9.4 million, and recorded estimated proceeds, net of deductibles as a receivable from our insurance company, included within “other current assets” on our balance sheet as of November 30, 2003. In January 2004 we received a final settlement from our insurance company that amounted to substantially all of the receivable recorded as of November 30, 2003.

In March 2005, approximately $4.0 million of inventory was stolen from our facility in the City of Industry, California. We have filed a claim with our insurance provider for the amount of the loss, less a small deductible. To date, we have received $1.8 million of the claimed amount. Based on the information we have received to date from our insurance provider, we expect the remaining claim to be collected.

These types of incidents may make it more difficult or expensive for us to obtain theft coverage in the future. There is no assurance that future incidents of theft will not re-occur.

Equity Price Risk

The equity price risk associated with our marketable equity securities at November 30, 2003 and 2004 and August 31, 2005 is not material in relation to our consolidated financial position, results of operations or cash flow. Marketable equity securities include shares of common stock. The investments are classified as either trading or available-for-sale securities. Securities classified as trading are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in results of operations. Securities classified as available-for-sale are recorded at fair market value, based on quoted market prices and unrealized gains and losses are included in other comprehensive income. Realized gains and losses, which are calculated based on the specific identification method, are recorded in operations as incurred.

Critical Accounting Policies and Estimates

The discussions and analysis of our consolidated financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date, and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions, including those that relate to accounts receivable, vendor programs, inventories, goodwill and intangible assets and other long-lived assets, income taxes, and contingencies and litigation. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are affected by our judgment, estimates or assumptions used in the preparation of our consolidated financial statements.

Accounts Receivable.    We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, which may result in the impairment of their ability to make payments, additional allowances may be required. In estimating our allowance, we take into consideration the overall quality and aging of our receivable portfolio, the existence of a limited amount of credit insurance, our continuing credit evaluation of our customers’ financial conditions and collateral requirements from our customers in certain circumstances.

OEM Supplier Programs.    We receive funds from OEM suppliers for inventory price protection, product rebates, marketing and infrastructure reimbursement, and promotion programs. Inventory price protection and product rebates are recorded as a reduction of cost of revenue. Marketing, infrastructure and promotion programs are recorded, net of direct costs, in selling, general and administrative expense. Any excess funds associated with these programs are recorded in cost of revenue. We accrue rebates based on the terms of the program and sales of qualifying products. Some of these programs may extend over one or more quarterly reporting periods. Amounts received or receivable from OEM suppliers that are not yet earned are deferred on our balance sheet. Actual rebates may vary based on volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts previously accrued. In addition, if market conditions were to deteriorate due to an economic downturn, OEM suppliers may change the terms of some or all of these programs or cease them altogether. Any such change could lower our gross margins on products we sell or revenue earned. We also provide reserves for receivables on OEM supplier programs for estimated losses resulting from OEM suppliers’ inability to pay, or rejections of such claims by OEM suppliers.

Inventories.    Our inventory levels are based on our projections of future demand and market conditions. Any sudden decline in demand or rapid product improvements and technological changes can cause us to have excess or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. These write downs are reflected in our cost of revenue. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required. Our estimates are influenced by the following considerations: sudden decline in demand due to economic downturns, rapid product improvements and technological changes, our ability to return to OEM suppliers a certain percentage of our purchases, and protection from loss in value of inventory under our OEM supplier agreements.

Goodwill, Intangible Assets and Other Long-Lived Assets.    We assess potential impairment of our goodwill, intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset’s carrying value unlikely. We also assess potential impairment of our goodwill, intangible assets and other long-lived assets on an annual basis. If indicators of impairment were present in intangible assets used in operations and future cash flows were not expected to be sufficient to recover the assets’ carrying amount, an impairment loss would be charged to expense in the period identified. The amount of an impairment loss would be recognized as the excess of the asset’s carrying value over its fair value. Factors we consider important, which may cause an impairment include: significant changes in the manner of use of the acquired asset, negative industry or economic trends, and significant underperformance relative to historical or projected operating results.

Income Taxes.    As part of the process of preparing our consolidated financial statements, we have to estimate our income taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenue and expenses, for tax and accounting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carry forwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we have to provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for current and deferred taxes involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities. Actual results could differ from our estimates.

Contingencies and Litigation.    There are various claims, lawsuits and pending actions against us incident to our operations. If a loss arising from these actions is probable and can be reasonably estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range within which no point is more probable than another. Based on current available information, we believe that the ultimate resolution of these actions will not have a material adverse effect on our financial position, results of operations or cash flows. As additional information becomes available, we assess any potential liability related to these actions and may need to revise our estimates. Future revisions of our estimates could materially impact the results of our operations, financial position or cash flows.

Results of Operations

The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of net sales and is adjusted to give effect to the discontinued operations resulting from the sale of our Japan subsidiary during the second quarter of fiscal 2005.

	Fiscal Years ended November 30,			Nine Months Ended
	2002	2003	2004	August 31, 2004	August 31, 2005
Statements of Operations Data:
Revenue	100.00%	100.00%	100.00%	100.00%	100.00%
Cost of revenue	(95.43)	(95.48)	(95.82)	(95.85)	(95.76)

Gross profit	4.57	4.52	4.18	4.15	4.24
Selling, general and administrative expenses	(3.19)	(3.08)	(2.67)	(2.68)	(2.89)

Income from continuing operations before non-operating items, income taxes and minority interest	1.38	1.44	1.51	1.47	1.35
Interest expense and finance charges, net	(0.17)	(0.18)	(0.15)	(0.14)	(0.27)
Other income (expense), net	0.03	(0.08)	(0.02)	(0.02)	0.01

Income from continuing operations before income taxes and minority interest	1.24	1.18	1.34	1.31	1.09
Provision for income taxes	(0.46)	(0.43)	(0.45)	(0.48)	(0.42)
Minority interest in subsidiaries	—	—	—	0.01	—

Income from continuing operations	0.78	0.75	0.89	0.84	0.67
Income from discontinued operations, net of tax	—	0.01	0.01	—	0.01
Gain on sale of discontinued operations, net of tax	—	—	—	—	0.31

Net income	0.78%	0.76%	0.90%	0.84%	0.99%

Nine Months Ended August 31, 2004 and 2005

Revenue:

	Nine Months Ended August 31, 2004	Nine Months Ended August 31, 2005	% Change
	(in thousands)	(in thousands)
Revenue	$3,709,632	$4,047,681	9.1%
Distribution revenue	$3,294,949	$3,654,781	10.9%
Contract assembly revenue	$414,683	$392,900	(5.3)%

The increase in our distribution revenue was primarily attributable to increased demand for products through the IT distribution channel, primarily in the United States, and the acquisition of EMJ in September 2004. Our revenue increase was also a result of our increased selling efforts, including the hiring of additional sales and business development staff in the United States. The increase in our distribution revenue was somewhat mitigated by continued significant competition in the IT distribution marketplace, our desire to focus on operating income growth before revenue growth and gradual declines in the average selling price of the products we sell.

The decrease in contract assembly revenue was primarily the result of a decrease in demand from our largest contract assembly customer, Sun Microsystems. This decrease in demand was primarily due to product life cycles transitions currently ongoing for the products we assemble for Sun Microsystems. This decrease was partially offset by an increase in sales to our other contract assembly customers, which totaled 7% of our contract assembly sales in the nine months ended August 31, 2005 versus 3% in the nine months ended August 31, 2004.

Gross Profit:

	Nine Months Ended August 31, 2004	Nine Months Ended August 31, 2005	% Change
	(in thousands)	(in thousands)
Gross profit	$154,112	$171,668	11.4%
Percentage of revenue	4.15%	4.24%	2.2%

Our gross margin has been affected by a variety of factors, including competition, the mix and average selling prices of products we sell and the mix of customers to whom we sell, rebate and discount programs from our suppliers, freight costs and reserves for inventory losses.

The increase in gross margin percentage was a result of higher margins in our distribution segment, mainly due to improvements in our North American pricing initiatives as well as customer and product mix, and the EMJ acquisition. Our contract assembly gross margin percentage increased slightly due to changes in product and customer mix.

Selling, General and Administrative Expenses:

	Nine Months Ended August 31, 2004	Nine Months Ended August 31, 2005	% Change
	(in thousands)	(in thousands)
Selling, general and administrative expenses	$99,562	$117,120	17.6%
Percentage of revenue	2.68%	2.89%	7.8%

Our selling, general and administrative expenses consist primarily of salaries, commissions, bonuses, and related expenses for personnel engaged in sales, product marketing, distribution and contract assembly operations and administration. Selling, general and administrative expenses also include stock-based compensation expense, deferred compensation expense or income, temporary personnel fees, the costs of our facilities, utility expense, professional fees, depreciation expense on our capital equipment and amortization expense on our intangible assets. Selling, general and administrative expenses increased in the nine months ended August 31, 2005 from the prior year, and, as a percentage of revenue, selling, general and administrative expenses increased in the nine months ended August 31, 2005 to 2.9% from 2.7% in the prior year. The increase was primarily the result of the acquisition of Canadian-based EMJ in September 2004, the hiring of additional sales and business development personnel in the United States and a $2.0 million increase in deferred compensation expense. Netted against selling, general and administrative expenses are reimbursements from OEM suppliers of $14.9 million for the nine months ended August 31, 2005, compared to $11.6 million in the prior year.

In addition, our selling, general and administrative expenses increased due to a $2.5 million restructuring charge incurred in the nine months ended August 31, 2005 in our Canadian distribution segment. The restructuring charge was primarily incurred to eliminate duplicate personnel and excess facilities that occurred as a result of our acquisition of EMJ. The restructuring resulted in employee termination benefits of $0.7 million, estimated facilities exit expenses of $1.7 million and other costs of $0.1 million.

Income from Continuing Operations before Non-operating Items, Income Taxes and Minority Interest:

	Nine Months Ended August 31, 2004	Nine Months Ended August 31, 2005	% Change
	(in thousands)	(in thousands)
Income from continuing operations before non-operating items, income taxes and minority interest	$54,550	$54,548	(0.0)%
Distribution income from continuing operations before non-operating items, income taxes and minority interest	$44,249	$44,491	0.5%
Contract assembly income from continuing operations before non-operating items, income taxes and minority interest	$10,301	$10,057	(2.4)%

Income from continuing operations before non-operating items, income taxes and minority interest as a percentage of revenue of 1.3% for the nine months ended August 31, 2005 decreased slightly from 1.5% in the prior year due to the increase in selling, general and administrative expenses. Our distribution operating income percentage decreased to 1.2% in the nine months ended August 31, 2005 from 1.3% in the prior year primarily due to our restructuring charges in the first and third quarters of fiscal 2005, a $2.0 million increase in deferred compensation expense and the hiring of additional sales and business development personnel in the United States. This was partially offset by a $0.9 million decrease in the operating loss of our Mexico operation. While the increase in deferred compensation expense had an effect on operating income, there was no effect on net income as the increase in deferred compensation expense was offset by an investment gain, which is recorded in other income and expense. The decrease in the operating loss in Mexico was a result of focused efforts to reduce costs and improve operating effectiveness. Our contract assembly operating income percentage increased to 2.6% in the nine months ended August 31, 2005 from 2.5% in the prior year primarily due to product and customer mix.

Interest Expense and Finance Charges, net:

	Nine Months Ended August 31, 2004	Nine Months Ended August 31, 2005	% Change
	(in thousands)	(in thousands)
Interest expense and finance charges, net	$5,166	$11,108	115.0%

Amounts recorded in interest expense and finance charges, net, are primarily interest expense paid on our lines of credit, long-term debt and deferred compensation liability, fees associated with third party accounts receivable flooring arrangements and the sale of accounts receivable through our securitization facility, offset by income earned on our excess cash investments.

The increase in interest expense and finance charges, net was a result of higher finance charges due to higher interest rates as compared to those in 2004 and higher debt levels in our Canadian subsidiary due to the EMJ acquisition as well as $0.5 million related to the repayment of debt resulting from the acquisition of EMJ.

Other Income (Expense), net:

	Nine Months Ended August 31, 2004	Nine Months Ended August 31, 2005	% Change
	(in thousands)	(in thousands)
Other income (expense), net	$(916)	$501	154.7%

Amounts recorded in other income (expense), net, include deferred compensation, foreign currency transaction gains and losses, investment gains and losses, including those in our deferred compensation plan and other non-operating gains and losses.

The increase in other income (expense), net, in the nine months ended August 31, 2005 as compared with the same period in the prior year, was primarily due to a $2.0 million increase in investment gains related to deferred compensation and a $1.5 million decrease in foreign exchange losses. These amounts were partially offset by a $0.7 million loss from the decrease in value of shares of MCJ stock we acquired as a result of the sale of our Japan subsidiary, and a one time receipt of $1.2 million from the settlement of the final purchase price related to the acquisition of our current subsidiary in the United Kingdom, which was recorded in the third quarter of 2004.

Provision for Income Taxes.    Our effective tax rate was 38.3% in the nine months ended August 31, 2005 as compared with an effective tax rate of 36.6% in the prior year. The increase in our effective tax rate from the first nine months of fiscal 2005 versus the first nine months of fiscal 2004 was primarily a result of permanent tax differences from exercises of non-qualified stock options.

Minority Interest.    Minority interest is the portion of earnings from operations from our subsidiary in Mexico attributable to others. Minority interest benefit decreased to $58,000 in the nine months ended August 31, 2005 from $320,000 in the nine months ended August 31, 2004 due to the losses at our Mexico subsidiary exceeding the minority investment amount.

Discontinued Operations.    During the second quarter of fiscal 2005, we sold approximately 93% of SYNNEX K.K. to MCJ, in exchange for 8,603 shares of MCJ. We have reported the results of operations and financial position of this business in discontinued operations within the consolidated statements of operations for all periods presented.

The results from the operations of SYNNEX K.K., prior to the sale, were as follows (in thousands):

	Nine Months Ended
	August 31, 2004	August 31, 2005
Revenue	$125,761	$64,477
Cost of revenue	(118,487)	(59,916)

Gross profit	7,274	4,561
Selling, general and administrative expenses	(6,360)	(3,170)

Income from operations before non-operating items, income taxes and minority interest	914	1,391
Interest expense and finance charges, net	(370)	(140)
Other income (expense), net	33	(245)

Income before income taxes and minority interest	577	1,006
Provision for income taxes	(259)	(434)
Minority interest	(44)	(61)

Net income	$274	$511

Fiscal Years Ended November 30, 2003 and 2004

Revenue:

	Year Ended November 30, 2003	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)
Revenue	$3,944,886	$5,150,447	30.6%
Distribution revenue	$3,714,385	$4,573,438	23.1%
Contract assembly revenue	$230,501	$577,009	150.3%

The increase in our distribution revenue was primarily attributable to market share increases, increased demand for products through the IT distribution channel, primarily in North America, and the acquisition of EMJ Data Systems Limited in September 2004, which contributed approximately $48.0 million in revenue in fiscal 2004. Our market share increases were a result of our increased selling efforts, including a 19% increase in sales staff in the United States, and overall improved service offerings, including inventory availability, financing and marketing. The increase in our distribution revenue was somewhat mitigated by continued significant competition in the IT distribution marketplace and gradual declines in the average selling price of products we sell.

The increase in contract assembly revenue was the result of an increase in products we assemble for our primary OEM customer, Sun Microsystems, as well as sales to new customers.

Gross Profit:

	Year Ended November 30, 2003	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)
Gross profit	$178,368	$215,372	20.7%
Percentage of revenue	4.52%	4.18%	(7.5)%

The decrease in gross margin percentage was primarily a result of lower margins in our distribution segment. Distribution gross margin percentage decreased primarily due to changes in customer mix, as sales volumes to larger customers, which generally carry lower margins due to competitive and volume reasons, increased. Our contract assembly gross margin percentage also decreased due to our overall increased business over the prior year and the associated changes in product and customer mix.

Selling, General and Administrative Expenses:

	Year Ended November 30, 2003	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)
Selling, general and administrative expenses	$121,352	$137,712	13.5%
Percentage of revenue	3.08%	2.67%	(13.3)%

While selling, general and administrative expenses increased in fiscal 2004 from the prior year, as a percentage of revenue, selling, general and administrative expenses declined in fiscal 2004 to 2.7% from 3.1% in fiscal 2003. The decrease as a percentage of sales was due to our continued efforts to control costs. The dollar increase was primarily the result of incremental expenses associated with our increased revenue in the United States, including a 19% increase in sales personnel, and the acquisition of EMJ in September 2004, which accounted for an increase of approximately $2.7 million in selling, general and administrative expenses. In addition, our general and administrative costs increased due to incremental costs associated with being a public company, including compliance with the Sarbanes-Oxley Act of 2002. Netted against selling, general and administrative expenses are reimbursements from OEM suppliers of $16.3 million for fiscal 2004, compared to $13.7 million in fiscal 2003. The reimbursements relate to marketing, infrastructure and promotion programs such as advertisements in trade publications, direct marketing campaigns through mail and e-mail and product demonstrations at trade shows. We make the arrangements and pay for the advertising, facility fees and other costs of the programs, which feature the OEM suppliers’ products.

Income from Continuing Operations before Non-operating Items, Income Taxes and Minority Interest:

	Year Ended November 30, 2003	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)
Income from continuing operations before non-operating items, income taxes and minority interest	$57,016	$77,660	36.2%
Distribution income from continuing operations before non-operating items, income taxes and minority interest	$51,885	$63,255	21.9%
Contract assembly income from continuing operations before non-operating items, income taxes and minority interest	$5,131	$14,405	180.7%

Income from continuing operations before non-operating items, income taxes and minority interest as a percentage of revenue of 1.5% for fiscal 2004 improved slightly from 1.4% in fiscal 2003 due to the decline in selling, general and administrative expense as a percentage of sales, partially offset by the decline in gross margin percentage. Despite the increase in our sales, our distribution operating income percentage was essentially unchanged primarily due to additional costs associated with being a public company and an increase in the operating loss from our operations in Mexico to a loss of $1.4 million in fiscal 2004 from a loss of $0.1 million in fiscal 2003. The increase in the operating loss in Mexico was primarily a result of a weak local economy and an increase in bad debt expense. The increase in contract assembly operating margin was primarily due to a significant increase in production volumes in fiscal 2004, which allowed for the absorption of fixed overhead and other administrative expenses.

Interest Expense and Finance Charges, net:

	Year Ended November 30, 2003	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)
Interest expense and finance charges, net	$7,007	$7,959	13.6%

The increase in interest expense and finance charges, net, was primarily a result of a $1.2 million increase in finance charges as a result of having to finance increased working capital requirements in fiscal 2004 due to higher sales volume in fiscal 2004 compared to fiscal 2003, offset by higher interest income earned in fiscal 2004.

Other Income (Expense), net:

	Year Ended November 30, 2003	Year Ended November 30, 2004	% Change
	(in thousands)	(in thousands)
Other income (expense), net	$(3,478)	$(900)	74.1%

Other income (expense), net decreased in fiscal 2004 from fiscal 2003 primarily due to a $3.0 million decrease in foreign currency transaction losses. The foreign currency transaction losses in fiscal 2003 were incurred primarily as a result of purchases of forward contracts not conducted within normal Company hedging practices and procedures, combined with a weakening U.S. dollar.

Provision for Income Taxes.    Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and foreign jurisdictions. Our effective tax rate was 33.6% in fiscal 2004 as compared with an effective tax rate of 36.7% in fiscal 2003. The decrease in our income tax provision and effective tax rate was primarily a result of tax benefits from stock option exercises and a $2.0 million income tax benefit related to the release of a valuation allowance resulting from the final tax accounting of our acquisition of Merisel Canada, Inc.

Minority Interest.    Minority interest is the portion of earnings from operations from our subsidiaries attributable to other owners of the subsidiaries. Our subsidiary in Mexico has minority stockholders. Minority interest benefit increased to $376,000 in fiscal 2004 from a benefit of $267,000 in fiscal 2003 due to increased losses at our Mexico subsidiary.

Fiscal Years Ended November 30, 2002 and 2003

Revenue:

	Year Ended November 30, 2002	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)
Revenue	$3,596,265	$3,944,886	9.7%
Distribution revenue	$3,223,110	$3,714,385	15.2%
Contract assembly revenue	$373,155	$230,501	(38.2)%

The increase in our distribution revenue was mainly attributable to market share increases as a result of increased selling efforts, primarily in the United States, and the acquisition of Gates/Arrow distributing in May 2002. The increase was also attributable to the commencement of our Mexico distribution operations in April 2002. Our Mexico operations accounted for $61.1 million of the distribution revenue increase in fiscal 2003 compared to fiscal 2002. Despite the significant increase in revenue from our Mexico operations, we were not satisfied with the operating margins of this entity, as discussed below. After several years of decline, product demand in the IT distribution channel stabilized in the second half of 2003, especially in the United States. The increase in our distribution revenue was somewhat mitigated by significant competition in the IT distribution marketplace, continued efforts by some OEMs, including HP, our largest OEM, to sell more of their product directly to end-users, bypassing the IT distribution channel, and general declines in average selling prices of the products we sell. The decline in contract assembly revenue was the result of a decline in demand for IT products that we assemble for our primary OEM customer, Sun Microsystems. Despite the overall decline in assembly revenue in fiscal 2003, we did experience an increase in revenues in the second half of fiscal 2003 with revenues totaling $145.4 million in the last six months of fiscal 2003 compared to $85.1 million in the first six months of fiscal 2003 due to an increase in new product sales to Sun Microsystems.

Gross Profit:

	Year Ended November 30, 2002	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)
Gross profit	$164,176	$178,368	8.6%
Percentage of revenue	4.57%	4.52%	(1.1)%

Gross margins of 4.5% of revenue in fiscal 2003 remained virtually flat as compared with fiscal 2002. Overall gross margin was negatively impacted as the result of the change in revenue mix between our lower gross margin distribution business and our higher gross margin contract assembly business, however this was mostly offset by an increase in contract assembly gross margins. Distribution gross margin was essentially unchanged for fiscal 2003 as compared with fiscal 2002 as a result of our efforts to maintain our pricing policies in selling our products. However, we did experience a decline in our distribution gross margins in the third and fourth quarter of fiscal 2003 primarily due to increased sales volumes to larger customers, which generally carry lower margins and competitive pricing pressures. Contract assembly margins increased, primarily in the second half of the year, in fiscal 2003 compared to fiscal 2002 as a result of a favorable mix of products with higher gross margins.

Selling, General and Administrative Expenses:

	Year Ended November 30, 2002	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)
Selling, general and administrative expenses	$114,657	$121,352	5.8%
Percentage of revenue	3.19%	3.08%	(3.4)%

The increase in selling, general and administrative expense was primarily a result of the commencement of our Mexico distribution operations in April 2002, which accounted for $3.4 million of the selling, general and administrative expense increase, a $2.0 million charge relating to the departure of a former executive officer, and a loss on a disposition of property and equipment of $0.9 million. Incremental expenses associated with our increased revenue in North America also contribute to the rise in selling, general and administrative expenses, however these were partially offset by decreases in selling, general and administrative expenses outside of North America and Mexico. Netted against selling, general and administrative expenses are reimbursements from OEM suppliers of $13.7 million for fiscal 2003, compared to $9.5 million fiscal 2002. The reimbursements relate to marketing, infrastructure and promotion programs such as advertisements in trade publications, direct marketing campaigns through mail and e-mail and product demonstrations at trade shows. We make the arrangements and pay for the advertising, facility fees and other costs of the programs, which feature the OEM suppliers’ products.

Income from Continuing Operations before Non-Operating Items, Income Taxes and Minority Interest:

	Year Ended November 30, 2002	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)
Income from continuing operations before non-operating items, income taxes and minority interest	$49,519	$57,016	15.1%
Distribution income from continuing operations before non-operating items, income taxes and minority interest	$42,124	$51,885	23.2%
Contract assembly income from continuing operations before non-operating items, income taxes and minority interest	$7,395	$5,131	(30.6)%

Income from continuing operations before non-operating items, income taxes and minority interest as a percentage of revenue improved slightly to 1.4% in fiscal 2003. On a segmented basis, our distribution operating income as a percentage of distribution revenue increased to approximately 1.4% in fiscal 2003 as compared to 1.3% in fiscal 2002, and our contract assembly operating income as a percentage of contract assembly revenue was approximately 2.2% in fiscal 2003 up from 2.0% in fiscal 2002. The increase in distribution operating margin was primarily due to efficiencies realized on higher revenues resulting in lower selling, general and administrative costs as a percentage of revenue, offset somewhat by the charge relating to the departure of our former executive officer and an operating loss in our Mexico operation. The loss in Mexico was primarily related to an increase in bad debt provisions. The increase in contract assembly operating margin was primarily due to the increase in gross margins resulting from a favorable product mix, as discussed above.

Interest Expense and Finance Charges, net:

	Year Ended November 30, 2002	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)
Interest expense and finance charges, net	$6,182	$7,007	13.3%

The increase in interest expense and finance charges, net, was primarily the result of increased borrowing activity in fiscal 2003 compared to fiscal 2002 in order to support our increase in revenue and operations.

Other Income (Expense), net:

	Year Ended November 30, 2002	Year Ended November 30, 2003	% Change
	(in thousands)	(in thousands)
Other income (expense), net	$1,169	$(3,478)	(397.5)%

Other income (expense), net, increased in fiscal 2003 from fiscal 2002 primarily due to a $4.7 million increase in foreign currency transaction losses. The foreign currency transaction losses were incurred primarily as a result of purchases of forward contracts not conducted within normal Company hedging practices and procedures, combined with a weakening U.S. dollar.

Provision for Income Taxes.    Income taxes consist of our current and deferred tax expense resulting from our income earned in domestic and foreign jurisdictions. Our effective tax rate was 36.7% in fiscal 2003 as compared with an effective tax rate of 37.4% in fiscal 2002. The decrease in our income tax provision and effective tax rate was primarily a result of the lower effective tax rate of our subsidiaries in Canada and China.

Minority Interest.    Minority interest is the portion of earnings from operations from our subsidiaries attributable to other owners of the subsidiaries. Our subsidiary in Mexico has minority stockholders. Minority interest benefit increased to $267,000 in fiscal 2003 from $49,000 in fiscal 2002 due to increased losses at our Mexico subsidiary.

Quarterly Financial Data

The following tables set forth certain unaudited statements of operations in thousands, for the seven quarters ended August 31, 2005. This quarterly financial data has been adjusted to give effect to the discontinued operations resulting from the sale of our Japan subsidiary during the second quarter of fiscal 2005. The unaudited statements of operations data contained herein have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair statement of such information when read together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of the results of any future period.

	Fiscal 2004 Three Months Ended				Fiscal 2005 Three Months Ended
	Feb. 29, 2004	May 31, 2004	Aug. 31, 2004	Nov. 30, 2004	Feb. 28, 2005	May 31, 2005	Aug. 31, 2005
	(in thousands)
Revenue	$1,174,683	$1,231,208	$1,303,741	$1,440,815	$1,309,763	$1,346,328	$1,391,590
Cost of revenue	(1,124,441)	(1,179,999)	(1,251,080)	(1,379,555)	(1,253,629)	(1,289,772)	(1,332,612)

Gross profit	50,242	51,209	52,661	61,260	56,134	56,556	58,978
Selling, general and administrative expenses	(33,126)	(32,664)	(33,772)	(38,150)	(39,712)	(38,159)	(39,249)

Income from continuing operations before non-operating items, income taxes and minority interest	17,116	18,545	18,889	23,110	16,422	18,397	19,729
Interest expense and finance charges, net	(2,083)	(1,705)	(1,378)	(2,793)	(3,812)	(3,521)	(3,777)
Other income (expense), net	(321)	(836)	241	16	709	949	(1,155)

Income from continuing operations before income taxes and minority interest	14,712	16,004	17,752	20,333	13,319	15,825	14,797
Provision for income taxes	(5,346)	(6,021)	(6,382)	(5,342)	(5,042)	(6,006)	(5,759)
Minority interest in subsidiary	150	94	76	56	26	32	—

Income from continuing operations	9,516	10,077	11,446	15,047	8,303	9,851	9,038
Income from discontinued operations, net of tax	137	134	3	205	304	207	—
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	12,323	—

Net income	$9,653	$10,211	$11,449	$15,252	$8,607	$22,381	$9,038

Our operating results have fluctuated, and will fluctuate in the future, as a result of many factors, including general economic conditions and level of IT spending, the loss or consolidation of one or more of our significant OEM suppliers or customers, market acceptance and product life of the products we assemble and distribute, competitive conditions in our industry that impact our margins, pricing and other terms with our OEM suppliers, and variations in our levels of excess inventory and doubtful accounts. Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall. You should not rely on period-to-period comparisons of our operating results as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, our operating results may be below our expectations or those of our public market analysts or investors, which would likely cause our share price to decline.

Liquidity and Capital Resources

Cash Flows

Our business is working capital intensive. Our working capital needs are primarily to finance accounts receivable and inventory. We rely heavily on debt, accounts receivable flooring programs and the sale of our accounts receivable under our securitization program for our working capital needs.

We have financed our growth and cash needs to date primarily through working capital financing facilities, bank credit lines and cash generated from operations. The primary uses of cash have been to fund increases in inventory and accounts receivable resulting from increased sales, and for acquisitions.

We had positive net working capital of $316.9 and $342.2 million at November 30, 2004 and August 31, 2005, respectively. We believe that cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months.

To increase our market share and better serve our customers, we may further expand our operations through investments or acquisitions. We expect that this expansion would require an initial investment in personnel, facilities and operations, which may be more costly than similar investments in current operations. As a result of these investments, we may experience an increase in cost of sales and operating expenses that is disproportionate to revenue from those operations. These investments or acquisitions would likely be funded primarily by incurring additional debt or issuing additional capital stock.

Net cash provided by operating activities was $69.3 million in fiscal 2002. Cash provided by operations in fiscal 2002 was primarily attributable to net income of $28.0 million plus depreciation and amortization of $8.3 million. Also contributing to the cash provided by operations was an increase in cash from net working capital of $32.7 million. The increase in cash from working capital was primarily attributable to a net increase in sales of our accounts receivable under our accounts receivable securitization program of $86.0 million in fiscal 2002. The cash used for working capital in fiscal 2002 was primarily due to increases in accounts receivable, inventory and other assets as well as a decrease in payable to affiliates, partially offset by increases in accounts payable and accrued liabilities. The fluctuations in our accounts receivable, inventory, other assets, accounts payable and accrued liabilities were primarily related to the increase in our distribution revenue in the period. The decrease in payable to affiliates was primarily related to the decline in our contract assembly operations in fiscal 2002.

Net cash used in operating activities was $12.7 million in fiscal 2003. Cash used in operating activities in fiscal 2003 was primarily attributable to cash generated from net income of $30.0 million and depreciation and amortization of $7.4 million offset by the use of cash for working capital of $51.2 million. The cash used for working capital in fiscal 2003 was primarily due to increases in accounts receivable, receivables from vendors and inventory, partially offset by increases in accounts payable and payables to affiliates. The fluctuations in these working capital balances were primarily due to our strategy to increase inventory levels to support market share increases and overall higher revenue levels and a net increase in sales of accounts receivable under our securitization program of $52.0 million.

Net cash provided by operating activities was $0.2 million in fiscal 2004. Cash provided by operating activities in fiscal 2004 was primarily attributable to cash generated from net income of $46.6 million and depreciation and amortization of $7.8 million offset by the use of cash for working capital of $58.1 million. The cash used for working capital in fiscal 2004 was primarily due to increases in accounts receivable, receivables from vendors and inventory, partially offset by increases in accounts payable and payables to affiliates. The fluctuations in these working capital balances were primarily due to our over all increase in revenue in fiscal 2004. Also contributing to the cash used for working capital was a net decrease in sales of our accounts receivable under our accounts receivable securitization program of $13.7 million in fiscal 2004.

Net cash used in operating activities was $4.4 million in the nine months ended August 31, 2005. Cash used in operating activities in the nine months ended August 31, 2005 was primarily attributable to a decrease of $20.5 million for stock received from the sale of SYNNEX K.K. and $39.9 million from a decrease in net working capital. These amounts were partially offset by $40.0 million from net income and $6.6 million from depreciation and amortization. The decrease in cash from net working capital in the nine months ended August 31, 2005 was primarily due to increases in inventories and accounts receivable. The fluctuations in these working capital balances were also affected by a net decrease of $25.4 million in sales of accounts receivable to two financial institutions under our securitization program.

Net cash used in investing activities was $63.0 million in fiscal 2002, $2.3 million in fiscal 2003 and $49.6 million in fiscal 2004. The use of cash in fiscal 2004 was primarily the result of the acquisition of EMJ Data Systems Limited for $42.2 million and capital expenditures of $6.4 million, mostly for leasehold improvements and computer equipment upgrades. The use of cash in fiscal 2003 was primarily the result of a final payment of $1.5 million to Arrow Electronics for our Gates/Arrow Distributing acquisition and capital expenditures of $2.9 million. The use of cash in fiscal 2002 was primarily a result of our acquisition of Gates/Arrow Distributing for $42.9 million, net of cash acquired, and capital expenditures of $8.9 million.

Net cash used in investing activities was $6.3 million in the nine months ended August 31, 2005. The use of cash was primarily the result of a $3.0 million investment in Microland, the final payments for the acquisitions of EMJ and BSA Sales, Inc. of $4.8 million and capital expenditures of $4.9 million, partially offset by a decrease in restricted cash of $2.0 million. The capital expenditures were mostly for the purchase of land associated with a building we already owned at our UK subsidiary, and computer equipment upgrades.

Net cash used in financing activities of $7.3 million in fiscal 2002 was primarily due to the net repayment of borrowings under our credit facilities. Net cash provided by financing activities was $19.9 million in fiscal 2003 and was primarily related to our cash overdraft of $9.8 million and net borrowings under our credit facilities. Net cash provided by financing activities was $56.8 million in fiscal 2004 and was primarily related to proceeds from our initial public offering and stock option exercises of $61.0 million and our cash overdraft of $2.9 million, offset by net debt payments of $7.0 million.

Net cash used in financing activities was $7.4 million in the nine months ended August 31, 2005 and was primarily related to net debt payments of $12.0 million and cash overdraft of $2.5 million, offset by proceeds from issuances of common stock of $8.2 million.

Capital Resources

Our cash and cash equivalents totaled $28.7 million and $9.9 million at November 30, 2004 and August 31, 2005, respectively.

Off-Balance Sheet Arrangements

We have a six-year revolving accounts receivable securitization program in the United States, which provides for the sale of up to $275.0 million of U.S. trade accounts receivable to two financial institutions. The program expires in August 2008. In connection with this program substantially all of our U.S. trade accounts receivable are transferred without recourse to our wholly owned subsidiary, which, in turn, sells the accounts receivable to the financial institutions. Sales of the accounts receivables to the financial institutions under this program result in a reduction of total accounts receivable in our consolidated balance sheet. The remaining accounts receivable not sold to the financial institutions are carried at their net realizable value, including an allowance for doubtful accounts. Our effective borrowing cost under the program is the prevailing commercial paper rate of return plus 0.90% per annum. Subsequent to August 31, 2005, the program was amended to reduce this amount to 0.75%. At November 30, 2004 and August 31, 2005, the amount of our accounts receivable sold to and held by the financial institutions under this accounts receivable securitization program totaled $196.3 million and $170.9 million, respectively. We believe that available funding under our accounts receivable financing programs provides us increased flexibility to make incremental investments in strategic growth initiatives and to manage working capital requirements, and that there are sufficient trade accounts receivable to support the U.S. financing programs. As we have in prior periods, we expect we will increase this program if our revenue levels continue to increase. Under the program, we continue to service the accounts receivable, and receive a service fee from the financial institutions. The program contains customary financial covenants, including, but not limited to, requiring us to maintain on a consolidated basis:

•	a minimum net worth at the end of each fiscal quarter in each fiscal year ending on or after November 30, 2003 of not less than (i) the minimum net worth required under the arrangement for the immediately preceding fiscal year plus (ii) an amount equal to 50% of the positive net income of us and our subsidiaries on a consolidated basis for the immediately preceding fiscal year plus (iii) an amount equal to 100% of the amount of any equity raised by or capital contributed to us during the immediately preceding fiscal year;

•	a fixed charge ratio for each rolling period from and after the closing of the arrangement of not less than 1.70 to 1.00. The fixed charge ratio is the ratio of EBITDA for the rolling period ending on such date to “fixed charges” for such period. Fixed charges means, with respect to any of our fiscal periods (a) cash interest expense during such period, plus (b) regularly scheduled payments of principal on our debt (other than debt owing under the amended arrangement, as defined) paid during such period, plus (c) the aggregate amount of all capital expenditures made by us during such period other than capital expenditures related to the purchase of and improvements to the building occupied by our subsidiary in China in an amount not to exceed $8.5 million, plus (d) income tax expense during such period, plus (e) any dividend, return of capital or any other distribution in connection with our capital stock. Rolling period means as of the end of any or our fiscal quarters, the immediately preceding four fiscal quarters (including the fiscal quarter then ending); and

•	with respect to our wholly owned subsidiary, a net worth percentage of not less than 5.0%.

We are also obligated to provide periodic financial statements and investment reports, notices of material litigation and any other information relating to our U.S. trade accounts receivable as requested by the financial institutions.

As is customary in trade accounts receivable securitization arrangements, a credit rating agency’s downgrade of the third party issuer of commercial paper or of a back-up liquidity provider (which provides a source of funding if the commercial paper market cannot be accessed) could result in an adverse change or loss of our financing capacity under these programs if the commercial paper issuer or liquidity back-up provider is not replaced. Loss of such financing capacity could have a material adverse effect on our financial condition and results of operations.

We have issued guarantees to certain vendors of our subsidiaries for the total amount of $77.9 million as of November 30, 2004 and $64.3 million as of August 31, 2005.

We have also issued guarantees of C$25.0 million in relation to a revolving loan agreement between SYNNEX Canada and a financial institution.

We are obligated under these guarantees to pay amounts due should our subsidiaries not pay valid amounts owed to their vendors or lenders. The vendor guarantees are typically less than one-year arrangements, with 30-day cancellation clauses and the lender guarantees are typically for the term of the loan agreement.

On-Balance Sheet Arrangements

We have a senior secured revolving line of credit arrangement, or the Revolver, with a group of financial institutions, which is secured by our inventory and expires in 2008. The Revolver’s maximum commitment is 40% of eligible inventory valued at the lower of cost or market, less liquidation reserve (as defined) up to a maximum borrowing of $45.0 million. Interest on borrowings under the Revolver is based on the financial institution’s prime rate or LIBOR plus 1.75% at our option. There were no borrowings outstanding under the Revolver at November 30, 2004 or August 31, 2005.

Our subsidiary, SYNNEX Canada, has a revolving loan agreement with a group of financial institutions. At August 31, 2005 the credit limit was C$125.0 million and matures in September 2007. Borrowings under the loan agreement are collateralized by substantially all of SYNNEX Canada’s assets, including inventories and accounts receivable. Borrowings bear interest at the prime rate of a Canadian bank designated by the financial institution or at the financial institution’s Bankers Acceptance rate plus 1.2% for Canadian dollar denominated loans, at the prime rate of a U.S. bank designated by the financial institution or at LIBOR plus 1.2% for U.S. dollar denominated loans. The balance outstanding at November 30, 2004 and August 31, 2005 was $56.9 and $59.0 million, respectively.

We have other lines of credit and revolving facilities with financial institutions, which provide for borrowing capacity aggregating approximately $60.6 and $5.4 million at November 30, 2004 and August 31, 2005, respectively. At November 30, 2004 and August 31, 2005, we had borrowings of $16.5 and $1.1 million, respectively, outstanding under these facilities. We also have various term loans, bonds and mortgages with financial institutions totaling approximately $14.7 and $1.6 million at November 30, 2004 and August 31, 2005, respectively. Future principal payments due under these term loans, bonds and mortgages and payments due under our operating lease arrangements after August 31, 2005 are as follows (in thousands):

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	>5 Years
Contractual obligations
Principal debt payments	$1,583	$359	$718	$506	$—
Interest on debt	91	21	41	29	—
Non-cancelable operating leases	49,062	9,641	18,978	10,674	9,769

Total	$50,736	$10,021	$19,737	$11,209	$9,769

We are in compliance with all covenants or other requirements set forth in our accounts receivable financing programs and credit agreements discussed above.

SYNNEX de Mexico, S.A. de C.V. or SYNNEX Mexico, our Mexico subsidiary, is currently negotiating with a Mexico reseller customer in connection with a Mexico government program to provide products and services to public schools in Mexico. This transaction involves, among other things, extended payment terms. Our Mexico subsidiary will need to finance this transaction with a loan, of up to $40 million, from SYNNEX. There can be no assurance that this transaction will be consummated or that we will realize the anticipated benefits from the transaction.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 123R (revised 2004), “Share-Based Payment” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” Statement 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for us in the quarter ending February 28, 2006. We are in the process of assessing the impact of adopting this new standard. The impact will be dependent on the transition method, the option-pricing model used to compute fair values, and the inputs to that model, such as volatility and expected life.

On March 29, 2005, the SEC issued Staff Accounting Bulletin, or SAB, 107 which expresses the view of the SEC regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instrument issues under shares-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation costs related to shares-based payment arrangements, the accounting for income tax effects of share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R, and disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations subsequent to adoption of SFAS No. 123R.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20. “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. We do not expect the adoption of SFAS No. 154 to have any material impact on our consolidated financial statements.

BUSINESS

Overview

We are a global information technology, or IT, supply chain services company. We offer a comprehensive range of services to IT original equipment manufacturers and software publishers, collectively OEMs, and reseller customers worldwide. The supply chain services that we offer include product distribution related logistics, contract assembly and demand generation marketing.

We have been in the IT distribution business since 1980 and are one of the largest IT product distributors based on 2004 reported revenue. We focus our core wholesale distribution business on a limited number of leading IT OEMs, which allows us to enhance and increase the value we provide to our OEM suppliers and reseller customers.

In our distribution operations, we purchase IT systems, peripherals, system components, packaged software and networking equipment from OEM suppliers such as HP, IBM, Intel, Lenovo, Microsoft and Seagate and sell them to our reseller customers. We perform the same function for our purchases of licensed software products. Our reseller customers include value added resellers, or VARs, corporate resellers, government resellers, system integrators, direct marketers and retailers. We currently distribute and market approximately 15,000 products (as measured by active SKUs) from over 100 OEM suppliers to more than 15,000 resellers.

Our contract assembly operations are generally related to building IT systems such as network security appliances, servers and workstations. By leveraging the inventory management capabilities and system component supplier relationships of our distribution business, we provide cost-effective IT system assembly.

Because we offer distribution, contract assembly, demand generation marketing, IT solutions and complementary logistics services, OEM suppliers and resellers can outsource to us multiple areas of their business outside of their core competencies. This model allows us to provide services at several points along the IT product supply chain. We believe that the combination of our broad range of supply chain capabilities, our focus on serving the leading IT OEMs and our efficient operations enables us to realize strong and expanding relationships with these OEMs and our reseller customers.

Our Industry

The information technology, or IT, product supply chain generally consists of original equipment manufacturers, or OEMs, contract manufacturers, distributors, resellers and end-users. The roles of these participants are described in the table below:

IT Product Supply Chain

Participant	Description	Companies
IT OEMs

•  Design IT systems, system components, peripherals and software.

•  Manufacture IT products, directly or on an outsourced basis.

•  Market and sell IT products directly or through distributors to resellers, retailers and large end-users.

Systems (including PCs, servers, storage systems, workstations): Apple, Dell, EMC, HP, IBM, Lenovo, Sun Microsystems, Toshiba

Peripherals (including monitors, printers, supplies): APC, Dell, HP, Lexmark, NEC, ViewSonic, Xerox

System Components (including CPUs, memory, hard disk drives): Asustek, Intel, Micron, Seagate, Western Digital

Software (including applications, operating systems): Adobe, Computer Associates, IBM, Intuit, Microsoft, Oracle, Symantec

Networking Equipment (including network interface cards, routers, switches, hubs, wireless products): Cisco, Intel, Lucent, Nortel, 3COM

Contract Manufacturers/ Assemblers	• Design IT products. • Source product materials. • Manufacture and assemble printed circuit boards. • Assemble and test finished products.	Benchmark, Celestica, Flextronics, HonHai (Foxconn), MiTAC International, Sanmina-SCI, Solectron, SYNNEX
Distributors	• Purchase IT products from OEMs. • Sell IT products to resellers. • Provide logistics, marketing, financial, technical support and other supply chain services.	Agilysys, Arrow, Avnet, Bell Micro, Ingram Micro, ScanSource, SYNNEX, Tech Data, Westcon
Resellers	• Sell IT products directly to end-users. • Provide value added services, including design, installation, integration and training.

Value Added Resellers and Solution Providers: small- to medium-sized business focused, local, regional and industry specific resellers

Corporate Resellers: ASAP, CompuCom, EnPointe, Pomeroy

Government Resellers: Apptis, Government Micro Resources, GTSI, TELOS, Westwood Computer

Systems Integrators: AMAX, Comptech Micro System, Equus Computer Systems, Hatch Associates, Premio Computer

Direct Marketers: CDW, Insight, PC Connection

Retailers: Amazon.com, Best Buy, Circuit City, CompUSA, Fry’s Electronics

End-Users	• Use IT products for commercial or personal use.	Large corporations, governments and educational institutions, small- to medium-sized businesses, personal users

The IT product supply chain is fluid as participants assume changing roles in the chain based on their various products, customer demands and business objectives. For example, a contract manufacturer may perform design features for some OEM products while solely manufacturing products for the same or other OEMs. Similarly, OEMs may elect to sell products directly to resellers or end-users without the use of a distributor, particularly in the case of larger volume end-user purchasers.

Distribution

OEMs rely on distributors because of the wide range and high complexity of IT products, the short product life cycle of some products and the desire of end-users to integrate solutions from multiple OEMs. Distributors provide an efficient and cost-effective means for OEMs to reach a broad range of resellers who sell to a large number of end-users. In addition, distributors provide OEMs with demand creation marketing, inventory management, logistics service, pre- and post-sale technical support and IT solutions.

Resellers depend on distributors for product information, real-time price and availability information, system configuration, marketing, credit, logistics, technical support needs and IT solutions. Resellers also rely on distributors for inventory management services. These services allow resellers to reduce their inventory, staffing levels and warehouse requirements, thereby lowering their invested capital requirements and reducing their costs.

In July 2005, a leading industry publication estimated that the total worldwide IT spending on hardware and packaged software was $596.2 billion in 2004 and would grow to $780.2 billion by 2009, representing a compound annual growth rate of 5.5%. The report also estimated that IT spending on hardware and packaged software in the U.S. was $222.6 billion in 2004 and would grow to $279.1 billion by 2009, representing a compound annual growth rate of 4.6%. In doing so, the report makes assumptions about economic conditions that may or may not prove accurate. The distribution business in which we and our competitors operate addresses only a portion of this total market.

The IT product distribution industry has undergone significant consolidation as a result of several factors. These factors include economic conditions, reductions in IT spending, overcapacity, more restrictive terms and conditions from OEMs, reductions in the number of OEM-authorized distributors, a high level of price competition among distributors and evolving OEM business models such as direct sales initiatives.

Contract Manufacturing and Assembly

In addition to using wholesale distributors, OEMs in the IT industry have increasingly outsourced their manufacturing and product assembly. Historically, OEMs were vertically integrated and invested significantly in equipment and facilities to manufacture, service and distribute their products. Contract manufacturers originated to provide additional capacity during periods of high demand by assembling and testing printed circuit boards that typically form the backbone of electronic devices and have evolved to provide full system assembly. Recently, contract manufacturers have also expanded their electronic manufacturing operations to include design, component procurement, inventory management, logistics and after-market services.

OEMs use contract manufacturers and assemblers for many reasons including to reduce their time to market by using a contract manufacturer’s established manufacturing expertise, broad capabilities, global presence and infrastructure, reduce the OEMs’ overall capital equipment requirements, allow OEMs to focus on core technologies and activities such as product development and marketing and to reduce production and inventory costs by using a contract manufacturer’s volume procurement capabilities and expertise in inventory management.

Our Solution

We distribute the products of leading IT product OEMs and provide complementary contract assembly and supply chain activities. Our comprehensive offerings are an essential part of our OEM suppliers’ and reseller customers’ supply chains that enable them to meet their specific sales, distribution, manufacturing and logistics objectives. The key components of our IT supply chain solution are as follows:

Distribution

Focus on leading OEMs.    We primarily serve leading OEMs in selected IT product categories. This OEM focus enables us to dedicate teams that work directly with these OEMs and develop in-depth knowledge of the

OEMs’ products. Because of our intimate knowledge of the products we distribute, we are able to provide effective product marketing activities for our OEM suppliers in order to help them meet their sales objectives. In addition, our in-depth product knowledge enables us to deliver solutions to our reseller customers that integrate several products, sometimes from multiple OEMs.

Broad Market Reach.    Through our network of more than 15,000 reseller customers, we offer our OEM suppliers access to customers they could not reach cost-effectively otherwise. Our reseller relationships provide an important sales channel for these OEMs to connect with small- to medium-sized businesses, government agencies and educational institutions that generally buy IT products through intermediaries.

Low Cost Solutions.    Our ability to effectively market and sell products for leading OEMs can save our OEM suppliers money relative to selling direct. OEMs can streamline their sales organization by using us to expand their reach to additional IT product resellers. OEMs can also reduce their costs associated with warehouse facilities by utilizing our inventory management and logistics support.

Financing Options for Resellers.    Many resellers have limited working capital and rely on us to provide them with financing alternatives. By offering these alternatives, we enable our reseller customers to fulfill larger orders than their resources otherwise would allow.

Demand Creation Marketing.    We offer our OEM suppliers a full range of demand creation marketing activities targeted to specific resellers and selected market segments. These activities include database marketing, trade publication advertising, direct mail, e-mail marketing, national and regional trade show events and many Web-based marketing offerings. We also offer similar services directly to our reseller customers.

Local Points of Presence.    Our sales and distribution centers are geographically dispersed. Our regional locations enable us to work closely with our reseller customers to better serve them and their end-users. Our regional distribution centers also allow us to deliver products quickly. In addition, because shipping companies generally charge based on the distance shipped, our approach allows us to reduce our shipping costs, a significant component of our cost of sales.

Enterprise Solutions.    We enable our reseller customers to provide their end users with technology that integrates multiple systems components into solutions to solve specific business issues. These solutions focus on the market segments of storage, security and networking. The complexity and high level of integration of these solutions requires significant pre-sale and post sale engineering support provided through our certified engineering staff.

Electronic Commerce.    We maintain EDI, or electronic data interchange, and web-based communication links with many of our reseller customers. These links improve the speed and efficiency of our transactions with our reseller customers by enabling them to:

•	search for products;

•	check inventory availability;

•	configure systems;

•	price systems and products;

•	place and track orders;

•	receive invoices; and

•	process returns.

Competitive Pricing.    We are able to offer our reseller customers competitive prices due to our high volume purchasing, low cost structure, efficient distribution methods and focus on leading OEM suppliers.

Remote Management and Monitoring.    Through our investment in Microland, we offer our reseller customers and their end users remote system management and monitoring services. These offerings enable our resellers to deliver technical support as well as managed services that further enhance the value our resellers deliver to their customers. Through Microland, we also provide outsourced technical support services to our OEM vendors. Microland’s India-based team of approximately 620 engineers is able to support a wide range of reseller and OEM vendor needs.

Other Supply Chain Support Activities.    We provide both OEMs and resellers logistics services such as outsourced fulfillment, virtual distribution and direct ship to end-users. We also offer our reseller customers outsourced back-office support services, including management of sales and purchase orders, inventory, invoicing and collections, vendor claims and returns. Furthermore, we provide our reseller customers with pre- and post-sale technical support services.

Contract Assembly

Efficient System Components Sourcing.    We distribute many of the system components used in the assembly of our OEM customers’ products. As a result, our assembly customers are able to minimize their inventory risk because they can take advantage of the terms and conditions of our distribution relationships. A primary benefit of our distribution relationships is vendor provided price protection that allows our OEM customers to benefit from declines in component prices. We also offer increased inventory availability to our OEM customers because we stock items for both distribution and assembly. In addition, we generally can use our distribution operations to provide logistics, drop shipments to end-user customers and to sell excess system components ordered by our OEM assembly customers.

Flexible Product Assembly.    We provide our OEM customers with a high degree of flexibility with our build-to-order or configure-to-order capabilities. By focusing only on system-level assembly and outsourcing more capital intensive contract manufacturing activities, such as printed circuit board assembly, we are able to maintain a flexible operating structure that allows us to rapidly increase or decrease production volumes and deliver customized assembly solutions.

Joint Design and Manufacturing Services.    We offer contract design and manufacturing services to OEMs through our relationship with our largest indirect stockholder, MiTAC International. These activities complement our system assembly capabilities and allow us to deliver a complete design-to-delivery solution for our OEM customers. MiTAC International is a leading original design manufacturing company based in Taiwan, specializing in product design, printed circuit board assembly, power supply manufacturing, and plastic and sheet metal molding. We work closely with MiTAC International to collaborate on OEM outsourcing opportunities.

Product Return Services.    We provide our OEM customers with product return services for the IT systems we build for them in our contract assembly facilities. These services allow for the management of product returns directly from the OEM’s customer to us. These services include refurbishment of these systems to a like-new condition as well as the ability to re-sell the refurbished systems through authorized sales channels.

Our Strategy

Our objective is to continue to expand our business by providing IT product OEMs and other suppliers outsourcing solutions including distribution, assembly and supply chain support, and by providing our reseller customers outstanding execution, service and support. In particular, we intend to achieve this objective by pursuing the following strategies:

Deepen Relationships with Our Existing OEM Suppliers and Reseller Customers

We believe our present OEM and reseller relationships represent significant opportunities for growth. We seek to increase business opportunities with our existing OEM suppliers by expanding the distribution, assembly and supply chain support activities that we provide to them. We work closely with these suppliers to ensure that our service offerings meet their evolving needs. We aim to provide a complete supply chain solution to our OEM suppliers to decrease the costs associated with assembling, selling and distributing IT products.

Establish New Strategic Relationships with Leading OEMs

We intend to establish additional relationships with select leading IT product OEMs to increase the breadth of products we distribute. We will offer these OEMs our comprehensive range of global distribution and supply chain support activities, our ability to deliver services anywhere along the IT supply chain, our ability to assist OEMs in reaching a broad range of resellers and their end user customers.

Increase Our Reseller Customer Base

We seek to grow by increasing the number of reseller customers to which we sell IT products. Our depth of product knowledge resulting from our focus on leading OEM vendors enables us to provide a high level of service to resellers. Our efficient operating disciplines have permitted us to profitably sell a comprehensive selection of IT products at competitive prices. We also seek opportunities to increase the number of resellers that buy from us by expanding the breadth of products that we distribute.

Expand Our Contract Assembly Business

We intend to expand our contract assembly business as the continuing trend of OEMs outsourcing of production activities creates a growing market opportunity. Our strategy is to remain focused on system level assembly operations serving IT product OEMs. Within the broad spectrum of IT products, we have targeted the non-branded, or white-box, segment of the IT product market as a focus of our assembly expansion efforts. We believe the white-box market has growth potential. We are also continuing to work with MiTAC International to jointly pursue contract manufacturing opportunities where we can combine MiTAC International’s design and printed circuit board assembly operations with our system assembly capabilities to deliver an integrated, cost-effective solution to OEMs.

Control Costs

We intend to maintain our low cost operations and seek ways to further reduce costs in all areas of our operations. Our low cost structure is predicated upon our management of facility costs, capital outlays, and our effective use of IT systems and temporary labor. We also manage our costs by locating some professional and administrative functions, such as IT development, materials management and accounts payable, in low cost geographic regions, like China. Our strategy to operate numerous distribution centers that are geographically dispersed also helps us to control costs by reducing shipping costs.

Pursue Strategic Acquisitions and Investments

Over the last three years, we have completed a number of acquisitions and investments. We intend to continue to grow our business through strategic acquisitions or investments of complementary businesses or assets in order to increase our OEM and reseller relationships, enhance our service offerings and expand our geographic reach. Additionally, we plan to capitalize on the trend toward consolidation in the distribution and contract manufacturing industries. We believe that a critical part of any acquisition is proper management of the post-acquisition process. We intend to continue to devote attention and resources to the integration of management, personnel, culture, IT systems, products, customer relationships and other issues arising from recent and future acquisitions. We also intend to pursue strategic investments to leverage our core competencies in areas such as execution, IT management, logistics and systems assembly.

Our Products and Suppliers

We distribute a full range of IT products, including IT systems, peripherals, system components, software and networking equipment for more than 100 OEM suppliers, enabling us to offer comprehensive solutions to our reseller customers. Our primary OEM suppliers for the nine months ended August 31, 2005 and representative products we currently distribute for them include the following:

Supplier	Representative Products
Acer	Notebook PCs, Displays and Monitors
APC	Uninterruptible power supplies and powerstrips
HP	Desktop and Notebook PCs, Printers, Imaging Products, Supplies, Servers, Storage Products
IBM	Servers, Storage Systems, Software
Intel	CPUs, Motherboards, Networking Products
Lenovo	Desktop and Notebook PCs
Lexmark	Printers and Supplies
Microsoft	Operating Systems, Application Software
NEC-Mitsubishi	Displays and Monitors
Panasonic	Notebook PCs
Seagate	Hard Disk Drives
Symantec	Security Software
Toshiba America	Notebook PCs
ViewSonic	Displays and Monitors
Xerox	Printers and Supplies

Our largest OEM supplier is HP. Revenue from the sale of HP products represented approximately 32%, 28% and 28% of our revenue for fiscal 2003 and 2004, and the nine months ended August 31, 2005, respectively. We entered into a U.S. Business Development Partner Agreement with HP on November 6, 2003, which governs our relationship with HP in the United States. The agreement remains in effect until May 31, 2006 unless terminated earlier in accordance with its terms. As is typical with our OEM supplier agreements, either party may terminate the agreement upon 30 days written notice. In addition, either party may terminate the agreement with cause upon 15 days written notice. “Cause” is not defined in the agreement. In the event the agreement is terminated for cause or if we in any way fail to perform any of our obligations under the agreement, any and all agreements between us and HP for the resale of any and all products, support and services shall automatically terminate upon such default or termination. In the event of any breach of the agreement by us, HP may terminate the agreement and we may be required to refund HP any discounts or program payments paid during the period we were in breach of the agreement and reimburse HP for reasonable attorney fees. If either party becomes insolvent or bankrupt, the other party may terminate the agreement without notice and cancel any unfulfilled obligations, except for payment obligations. Our subsidiaries in Canada and Mexico have territorial supplier agreements with subsidiaries of HP located in the same countries.

For the nine months ended August 31, 2005, our distribution product mix by category was in the following ranges:

Product Category:
Peripherals	30%-34%
IT Systems	28%-32%
System Components	19%-23%
Software	10%-14%
Networking Equipment	3%-7%

We have distribution agreements with many of our suppliers. These agreements usually provide for nonexclusive distribution rights and pertain to specific geographic territories. The agreements are also generally short term, subject to periodic renewal, and often contain provisions permitting termination by either our supplier or us without cause upon relatively short notice. An OEM supplier that elects to terminate a distribution agreement will generally repurchase its products carried in our inventory.

Our IT distribution and assembly business subjects us to the risk that the value of our inventory will be affected adversely by suppliers’ price reductions or by technological changes affecting the usefulness or desirability of the products comprising our inventory. Many of our OEM suppliers offer us limited protection from the loss in value of our inventory due to technological change or a supplier’s price reductions. Under many of these agreements, we have a limited period of time to return or exchange products or claim price protection credits. We monitor our inventory levels and attempt to time our purchases to maximize our protection under supplier programs.

Our OEM suppliers generally warrant the products we distribute and allow returns of defective products, including those returned to us by our reseller customers. We generally do not independently warrant the products we distribute; however, we warrant our services with regard to products that we configure for our reseller customers, and the products that we assemble from components purchased from other sources. Historically, our warranty expense has not been material.

Our Customers

Distribution

We currently distribute IT products to more than 15,000 resellers. Resellers are classified primarily by the end-users to which they sell as well as the services they provide. End-users include large corporations, governments, small-to medium-sized businesses, or SMBs, and personal users. In addition, resellers vary greatly in size and geographic reach. No reseller accounted for more than 10% of our total revenue in fiscal 2003 or 2004 or for the nine months ended August 31, 2005. Our reseller customers buy from us and other distributors. Some of our larger reseller customers also buy certain products directly from OEM suppliers. Some of our largest reseller customers include Apptis, Business Depot, CDW and Insight.

Contract Assembly

The customers of our contract assembly business are IT product OEMs seeking to outsource product assembly and production logistics. Currently our primary contract assembly customer is Sun Microsystems. No contract assembly customer accounted for more than 10% of our total revenue in fiscal 2003 and the nine months ended August 31, 2005. Sun Microsystems accounted for approximately 10% of our total revenue in fiscal 2004.

Our Services

We offer a variety of services to our distribution and contract assembly customers, including the following:

Distribution

Distribution Services.    We have sophisticated pick, pack and ship operations, which allows us to efficiently receive shipments from our OEM suppliers and fill orders from our reseller customers. We generally stock or otherwise have access to the inventory of our OEM suppliers to satisfy the demands of our reseller customers.

Logistics Services.    We provide logistics support to our reseller customers such as outsourced fulfillment, virtual distribution and direct ship to end-users. Other logistics support activities we provide include generation of customized shipping documents, multi-level serial number tracking for customized, configured products and online order and shipment tracking. We also provide logistics support both individually and in bulk directly to resellers, other distributors and end-users.

Online Services.    We maintain EDI and web-based communication links with many of our reseller customers. These links improve the speed and efficiency of our transactions with our reseller customers by enabling them to search for products, check inventory availability and prices, configure systems, place and track orders, receive invoices, review account status and process returns. We also have web-application software that allows our resellers or their end-user customers to order software and take delivery online.

Financing Services.    We offer our reseller customers a wide range of financing options, including net terms, third party leasing and floor plan financing, letters of credit and arrangements where we collect payment directly from the end-user. The availability and terms of our financing services are subject to our credit policies or those of third-party financing providers to our reseller customers.

Marketing Services.    We offer our OEM suppliers a full range of marketing activities targeting specific resellers, including direct mail, external media advertising, reseller product training, targeted telemarketing campaigns, national and regional trade shows and web-based marketing. Web-based marketing includes customized areas of our Web Site that focus on an OEM suppliers’ products, programs, and services; web banners; web casts designed to allow an OEM supplier to make presentations to a targeted group of resellers; and web-based training.

Technical Support Services.    We provide our reseller customers technical support services, including pre- and post-sale support. We also resell remote monitoring and management and outsourced technical support offerings that are performed by approximately 620 technical engineers located in India of Microland, a company in which we have a minority ownership interest.

Demand Generation Marketing.    We offer a system that generates awareness and demand for products and services, including business and channel development, integrated sales and marketing campaigns, lead development and product marketing strategic planning and consulting.

Contract Assembly

Materials Procurement and Management.    We provide our contract assembly customers with materials procurement and management activities including planning, purchasing, expediting and warehousing system components and materials used in the assembly process. Because we distribute many of the system components used in the assembly of our contract assembly customers’ products, our assembly customers are able to minimize their inventory risk by taking advantage of the terms and conditions of our distribution relationships. In addition, we also offer increased inventory availability to our contract assembly customers because we stock items for both distribution and assembly.

Assembly Services.    We provide our OEM assembly customers with systems design, build-to-order, or BTO, and configure-to-order, or CTO, assembly capabilities. BTO assembly consists of building a group of systems with the same pre-defined specifications, generally for our OEM customers’ inventory. CTO assembly consists of building a customized system for an OEM customer’s individual order specifications. We possess adequate systems and assembly flexibility to produce both large and small volumes of products that include numerous configurations. We also offer production value added services such as kitting, reconfiguration, asset tagging and hard drive imaging.

Joint Design and Manufacturing Services.    We offer contract design and manufacturing services to OEMs through our relationship with our largest indirect stockholder, MiTAC International. MiTAC International’s design capabilities complement our system assembly capabilities and allow us to deliver a complete design-to-delivery solution for our OEM customers.

Sales and Marketing

As of August 31, 2005, we employed 785 sales and marketing professionals. We serve our large government and commercial reseller customers through dedicated sales professionals. We market to smaller resellers through dedicated regional sales teams. In addition, we have dedicated product marketing and sales specialists that focus on the sale and promotion of the products of selected suppliers. These specialists are also directly involved in establishing new relationships with leading OEMs and resellers. Our sales and marketing professionals are complemented by members of our executive management team who are integral in identifying potential new customer opportunities and ensuring customer satisfaction. We have sales offices in North and Latin America and Asia and attempt to locate our sales and marketing professionals in close proximity to our reseller customers.

We also have a sales team dedicated to cultivating new contract assembly opportunities with IT product OEMs. On selected opportunities, this team works with MiTAC International representatives to offer OEMs comprehensive outsourced supply chain solutions. This joint sales effort enables us to deliver complete design-to-delivery solutions for our OEM customers.

Our Operations

Distribution

We operate 17 distribution facilities in the United States, Canada, China and Mexico. Our distribution processes are highly automated to reduce errors, ensure timely order fulfillment and enhance the efficiency of our warehouse operations and back office administration. In the United States, we operate ten distribution facilities that are geographically dispersed to be near end-users. This regional strategy enables us to benefit from lower shipping costs and shorter delivery lead times to our customers. Furthermore, we track several performance measurements to continuously improve the efficiency and accuracy of our distribution operations. Our regional locations also enable us to make local deliveries and provide will-call fulfillment to more customers than if our distribution operations were centralized resulting in better service to our customers. Our workforce is comprised of permanent and temporary employees, enabling us to respond to short-term changes in order activity.

Our proprietary IT systems and processes, along with technology solutions from leading warehouse automation providers, enable us to automate many of our distribution operations. For example, we use radio frequency and bar code scanning technologies in all of our warehouse operations to maintain real time inventory records, facilitate frequent cycle counts and improve the accuracy of order fulfillment. We use palm readers to capture real time labor cost data enabling efficient management of our daily labor costs. We also scan and archive receiving documents and generate electronic freight out vouchers to streamline our accounts payable administration.

To enhance the accuracy of our order fulfillment and protect our inventory from shrinkage, our systems also incorporate numerous controls. These controls include order weight checks, bar code scanning, and serial number profile verification to verify that the product shipped matches the customer order. We also use digital video imaging to record our small package shipping activities by order. These images and other warehouse and shipping data are available online to our customer service representatives enabling us to quickly respond to order inquiries by our customers.

Contract Assembly

We operate our principal assembly facilities in the United States and the United Kingdom. In our contract assembly business, we source materials, assemble IT systems, and ship completed products on behalf of our OEM customers. We generally assemble IT systems, including personal computers, workstations and servers, incorporating system components from our distribution inventory and other sources. Additionally, we perform production value added services, including kitting, asset tagging, hard-drive imaging and reconfiguration. Our contract assembly facilities are ISO 9001:2000 certified.

We focus on system level contract assembly rather than full service manufacturing in order to minimize our capital investments in our assembly business. Because of the variability of our assembly orders, our workforce is predominantly comprised of temporary workers. We also partner with MiTAC International to provide certain manufacturing capabilities, including design and printed circuit board assembly as these activities require extensive capital investments and labor.

International Operations

Approximately 18%, 17% and 20% of our total revenue for fiscal 2003 and 2004, and the nine months ended August 31, 2005, respectively, originated outside of the United States. A key element in our business strategy has been to expand our global presence in order to provide our distribution and contract assembly capabilities to OEMs in locations that meet their regional requirements. Consistent with this strategy, we have established international operations in Canada, China, Mexico and the United Kingdom.

Purchasing

Product costs represent our single largest expense and IT product inventory is one of our largest working capital investments. Furthermore, product procurement from our OEM suppliers is a highly complex process that involves marketing incentive programs, rebate programs, price protection, volume and early payment discounts and other arrangements. Consequently, efficient and effective purchasing operations are critical to our success.

Our purchasing group works closely with many areas of our organization, especially our product managers who work closely with our OEM suppliers and our sales force, to understand the volume and mix of IT products that should be purchased. In addition, the purchasing group utilizes an internally developed, proprietary information systems application tool, which further aids the purchasing group in forecasting future product demand based on several factors, including past sales levels, expected product life cycle and current and projected economic conditions. Our information systems tool also tracks warehouse and channel inventory levels and open purchase orders on a real-time basis enabling us to stock inventory at a regional level closer to the customer as well as to actively manage our working capital resources. This level of automation allows for greater efficiencies of inventory management by replenishing and turning inventory, as well as placing purchase orders, on a more frequent basis. Furthermore, our systems tool also allows for automated checks and controls to prevent the generation of inaccurate orders.

The purchasing group is supported by employees based in China, who handle daily back-office routine functions such as purchase order issuance, changes to purchase orders and returns. Having a purchasing support team in China allows us to benefit from highly skilled and lower cost labor.

Managing our OEM supplier incentive programs is another critical function of our purchasing group. We attempt to maximize the benefit of incentives, rebates and volume and early payment discounts that our OEM suppliers offer us from time-to-time. We carefully evaluate these purchasing benefits relative to our product handling and carrying costs so that we do not over-invest in our inventory. We also closely monitor inventory levels on a product-by-product basis and plan purchases to take advantage of OEM supplier provided price protection. By managing inventory levels at each of our regional distribution facilities, we can minimize our shipping costs by stocking products near to our resellers and their end-user customers.

Financial Services

We offer various credit terms to our customers as well as prepayment, credit card and cash on delivery terms. We also collect outstanding accounts receivable on behalf of our reseller customers in certain markets. In issuing credit to our reseller customers, we closely and continually monitor their credit worthiness through our information systems, which contain detailed information on each customer’s payment history, as well as through periodic detailed credit file reviews by our financial services staff. In addition, we participate in a North American credit association whose members exchange customer credit rating information. We have also purchased credit insurance in some geographies to further control credit risks. Finally, we establish reserves for estimated credit losses in the normal course of business.

We also sell to certain reseller customers where the transactions are financed by third-party floor plan companies. The expenses charged by these financing companies are generally paid by us. We generally receive payment from these financing institutions within 15 days from the date of sale, depending on the specific arrangement.

Information Technology

Our IT systems manage the entire order cycle, including processing customer orders, production planning, customer billing and payment tracking. These internally developed IT systems make our distribution and contract assembly operations more efficient and provide visibility into all aspects of our operations. We believe our IT infrastructure is scalable to support further growth. The continuing enhancement of our IT systems facilitates improved product and inventory management, streamlines order and delivery processes, and increases operational flexibility. Having a common enterprise resource-planning platform allows us to quickly respond to fluctuations in our customers’ orders in different parts of the world and facilitates simultaneous product introduction in multiple regions while providing visibility into product availability.

To allow our customers and suppliers to communicate and transact business with us in an efficient and consistent manner, we have implemented a mix of proprietary and off-the-shelf software programs, which integrate our IT systems with those of our customers and suppliers. In particular, we maintain EDI and web-based communication links with many of our reseller customers to enable them to search for products, check real-time price, inventory availability and specifications, place and track orders, receive invoices and process returns. We plan to continue making significant investments in our IT systems to facilitate the flow of information, increase our efficiency and lower transaction costs.

Competition

We operate in a highly competitive environment, both in the United States and internationally. The IT product distribution and contract assembly industries are characterized by intense competition, based primarily on product availability, credit availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality and depth of product lines, pre-sale and post-sale technical support, flexibility and timely response to design changes, technological capabilities, product quality, service and support. We compete with a variety of regional, national and international IT product distributors and contract manufacturers.

Our current major competitors in IT product distribution include Bell Microproducts, Ingram Micro, ScanSource and Tech Data and, to a lesser extent, regional distributors. We also face competition from our OEM suppliers, which also sell directly to resellers and end-users. The distribution industry has recently undergone, and continues to undergo, major consolidation. During this period, a number of significant players within the IT distribution industry exited or merged with other players within the distribution market. We have participated in this consolidation through our acquisitions of Merisel Canada, Gates/Arrow and EMJ Data Systems Limited, and we are continuing to evaluate other opportunities.

Our current competitors in contract assembly include Benchmark Electronics, Sanmina—SCI and Solectron, as well as other electronic manufacturing service providers and original design manufacturers. We also face competition from the manufacturing and assembly operations of our current and potential customers, which continually evaluate the relative benefits of internal manufacturing and assembly compared to outsourcing.

Many of our competitors are substantially larger and have greater financial, operating, manufacturing and marketing resources than us. Some of our competitors may have broader geographic breadth and range of services than us and may have more developed relationships with their existing customers. We attempt to offset our scale disadvantage by focusing on a limited number of leading OEMs to represent, running the most efficient and low cost operation possible and offering a high level of customer service.

Employees

As of August 31, 2005, we had 1,918 full-time employees, including 785 in sales and marketing, 723 in distribution and assembly operations, and 410 in executive, finance, IT and administration. Given the variability in our business and the quick response time required by customers, it is critical that we are able to rapidly ramp-up and ramp-down our production capabilities to maximize efficiency. As a result, we frequently use a significant number of temporary or contract workers, which totaled approximately 432 at August 31, 2005. Our employees are not represented by a labor union nor are they covered by a collective bargaining agreement. We consider our employee relations to be good.

Properties

Our principal executive offices are located in Fremont, California. We operate more than 30 distribution, assembly and administrative facilities in five different countries encompassing a total of approximately 1.6 million square feet. We lease each of these facilities, except a 62,500 square foot sales and marketing facility in Greenville, South Carolina, a 100,000 square foot distribution center in Ontario, Canada, a 40,835 square foot administrative facility in China and a 124,400 square foot administrative and assembly facility in the United Kingdom, which we own. In the United States, we operate 16 principal facilities with a total area of approximately one million square feet of space. Leases for our current facilities expire between October 2006 and July 2013. Our principal assembly facility is located in Fremont, California and our principal distribution facilities are located in Edison, New Jersey, Memphis, Tennessee, Los Angeles, California and Toronto, Ontario. We have sublet unused portions of some of our facilities. We believe our facilities are well maintained and adequate for current operating needs.

Legal Proceedings

We are from time to time involved in legal proceedings, including the following:

On May 1, 2002, Seanix Technology Inc. filed a trademark infringement action in the Federal Court of Canada against us and our wholly owned Canadian subsidiary, SYNNEX Canada Limited. The suit claims that we have infringed on Seanix’s exclusive rights to its Canadian Trademark Registration and caused confusion between the two companies resulting from, among other things, our use of marks confusingly similar to the Seanix trademarks. The complaint seeks injunctive relief and monetary damages in an amount to be determined. Substantial discovery has taken place; however, no trial date has been set.

On May 7, 2002, Acropolis Systems, Inc. and Tony Yeh filed a civil suit in Santa Clara County California Superior Court against us, Robert Huang, C. Kevin Chuang and Stephen R. Bowling. The suit alleges violation of California securities laws, fraud and concealment and breach of contract resulting from, among other things, failure to disclose the existence of a lien in favor of us on the assets of eManage.com prior to entering into stock purchase agreements for shares of eManage stock. At the time of this stock purchase, we were the majority stockholder of eManage.com. The complaint seeks monetary damages in the amount of approximately $2.0 million. Limited discovery has taken place and no trial date has been set.

On September 1, 2004, the United States Bankruptcy Court for the Northern District of Texas entered judgment in favor of DSLangdale Two, LLC and DSLangdale Three, LLC, Inc. in the amount of $ 4.2 million against Daisytek (Canada) Inc., a former wholly owned subsidiary of EMJ , a company that we acquired in September 2004. We had appealed this judgment. Subsequently, on November 22, 2004, plaintiffs sought to enforce the Texas judgment in the Ontario Superior Court of Justice. On September 22, 2005, the United States District Court for the Northern District of Texas affirmed the decision of the Bankruptcy Court. We are currently appealing the District Court decision.

In addition, we have been involved in various bankruptcy preference actions where we were a supplier to the companies now in bankruptcy. These preference actions are filed by the trustee of a bankruptcy estate on behalf of the bankrupt entity’s debtors and generally seek to have payments made by the bankrupt entity within 90 days prior to the bankruptcy returned to the bankruptcy estate for allocation among all of the bankrupt entity’s creditors. We are not aware of any currently pending preference actions.

From time to time, we are also involved in legal proceedings in the ordinary course of business. We do not believe that these proceedings will have a material adverse effect on our business or operating results.

MANAGEMENT

Executive Officers and Directors of the Registrant

The following table sets forth information regarding our executive officers as of September 30, 2005:

Name	Age	Position
Matthew Miau(1)	59	Chairman of the Board
Robert Huang(1)	60	President, Chief Executive Officer and Director
John Paget	56	President of North America and Chief Operating Officer
Peter Larocque	43	Executive Vice President, Distribution
Dennis Polk	39	Chief Financial Officer and Senior Vice President, Corporate Finance
Simon Leung	39	General Counsel and Corporate Secretary
Fred Breidenbach(2)(3)	58	Director
Gregory Quesnel(1)(2)	57	Director
David Rynne(1)(2)(3)(4)	65	Director
Young Sohn(3)(4)	49	Director
Dwight Steffensen(2)(4)	62	Director
James Van Horne(2)(4)	70	Director

(1)	Member of the executive committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee
(4)	Member of the compensation committee

Matthew Miau has served as a member of our Board of Directors since 1992 and as a non-executive employee since 2001. Mr. Miau is the Chairman of the Board of MiTAC International Corporation, MiTAC Incorporated, Synnex Technology International Corp. and us. Mr. Miau is also the Chairman of UPC Technology Corp. and Lien Hwa Industrial Corp. He is also a member of the Board of Directors of the Institute for Information Industry in Taiwan. Mr. Miau received a Bachelor of Science degree in Electrical Engineering/Computer Science from the University of California, Berkeley and a Master of Business Administration degree from Santa Clara University.

Robert Huang founded our company in 1980 and serves as President, Chief Executive Officer and Director. Prior to founding our company, Mr. Huang served as the Headquarters Sales Manager of Advanced Micro Devices, a semiconductor company. Mr. Huang received his Bachelor of Science degree in Electrical Engineering from Kyushyu University, Japan, Master of Science degrees in Electrical Engineering and Statistics from the University of Rochester and a Master of Science degree in Management Science from the Sloan School of Management at the Massachusetts Institute of Technology.

John Paget is our President of North America and Chief Operating Officer and has served in this capacity since joining us in May 2004. He previously held the position of Senior Vice President and General Manager of GE Technology Financial Services, a part of GE Commercial Finance, a General Electric company since January 2003. Prior to GE Technology Financial Services, Mr. Paget served as President and Chief Executive Officer of GE Access, a worldwide distributor of Unix Products. Throughout his tenure at GE Access, Mr. Paget held a variety of executive management positions in sales and operations and was with the company since 1997. Mr. Paget received a B.S. in Administrative Services from Pepperdine University.

Peter Larocque has served as our Executive Vice President of Distribution since June 2001 and previously served as our Senior Vice President of Sales and Marketing from September 1997 until June 2001. Mr. Larocque is responsible for our North American distribution business. Mr. Larocque received a Bachelor of Science degree in Economics from the University of Western Ontario, Canada.

Dennis Polk is our Chief Financial Officer and Senior Vice President of Corporate Finance and has served in this capacity since joining us in February 2002. From March 2001 through January 2002, Mr. Polk provided services, primarily in the capacity of chief financial officer, for several entities. From February 2000 to February 2001, Mr. Polk served as the Vice President, Finance at DoveBid, Inc., a capital asset disposition and valuation firm. From December 1995 to January 2000, Mr. Polk was first the Corporate Controller and later the Senior Vice President of Finance and Principal Financial Officer of Savoir Technology Group, Inc., a computer systems distributor and contract assembler. Mr. Polk received a Bachelor of Science degree in Accounting from Santa Clara University and is a Certified Public Accountant.

Simon Leung is our General Counsel and Corporate Secretary and has served in this capacity since May 2001. Mr. Leung joined us in November 2000 as Corporate Counsel. From December 1999 to November 2000, Mr. Leung was an attorney at the law firm of Paul, Hastings, Janofsky & Walker LLP. From May 1995 to December 1999, Mr. Leung was an attorney at the former law firm of Fotenos & Suttle, P.C. Mr. Leung received a Bachelor of Arts degree from the University of California, Davis and his Juris Doctor degree from the University of Minnesota Law School.

Fred Breidenbach has served as a member of our Board of Directors since February 2003. Mr. Breidenbach has had his own consulting firm of FA Breidenbach & Associates, LLC since November 1997. Prior to that, he served as the President and Chief Operating Officer of Gulfstream Aerospace Corporation, an aviation company, from 1993 to 1997. Prior to joining Gulfstream, Mr. Breidenbach spent 25 years in various positions at General Electric Company, including five years as an officer of the General Electric Company and two years as President, GE Aerospace Asia Pacific, responsible for business development and Asian operations. Mr. Breidenbach received a Bachelor of Science degree in Industrial Engineering from Pennsylvania State University and a Master of Business Administration from Xavier University.

Gregory Quesnel has served as a member of our Board of Directors since September 2005. Mr. Quesnel served as President and Chief Executive Officer and a member of the Board of Director of CNF Inc. from 1998 until his retirement in July 2004. Prior to that, he served as Executive Vice President and Chief Financial Officer of the CNF Inc. He joined CNF Inc. in 1975 following several years of professional experience with major corporations in the petroleum and wood products industries. Mr. Quesnel is on the Board of Directors of Potlatch Corporation. Mr. Quesnel earned a Bachelor of Science degree in Finance from the University of Oregon and holds an MBA from the University of Portland.

David Rynne has served as a member of our Board of Directors since October 2003. Mr. Rynne served as the Chief Executive Officer of Receipt.com, a secure data transfer company, from July 1999 until its acquisition by Vali-Cert in December 1999. From August 1998 to June 1999, he served as Vice President at Nortel Networks, a networking solutions company. Mr. Rynne served as the Executive Vice President and Chief Financial Officer at Bay Networks from January 1997 until its merger into Nortel Networks in August 1998. From July 1982 until December 1996, Mr. Rynne was Senior Vice President and Chief Financial Officer of Tandem Computers, a computer manufacturer. Prior to Tandem, Mr. Rynne spent 18 years in various financial positions including Corporate Controller at Burroughs Corporation. Mr. Rynne is on the Board of Directors of Zoran Corporation and two private companies. Mr. Rynne received a Bachelor of Science degree in Finance and a Master of Business Administration from the University of Buffalo.

Young Sohn has served as a member of our Board of Directors since February 2001. Mr. Sohn served as the Senior Vice President and President of the Semiconductor Products Group of Agilent Technologies, Inc., a global diversified technology company, from August 2003 to April 2005. From February 1999 to August 2003, Mr. Sohn was the Chairman and Chief Executive Officer of Oak Technology, Inc. Before joining Oak Technology, Inc., Mr. Sohn served as President of the Hard Disk Drive Group of Quantum Corporation from February 1996 to February 1999. Prior to Quantum Corporation, Mr. Sohn spent ten years in various management positions at Intel Corporation, including Marketing Director of Worldwide Channel Marketing, and PC Chipset Business Unit Manager. Mr. Sohn is a member of the Board of Directors of Cymer, Inc. Mr. Sohn received a Bachelor of Science degree in Electrical Engineering from the University of Pennsylvania and a Master of Business Administration from the Sloan School of Management at the Massachusetts Institute of Technology.

Dwight Steffensen has served as a member of our Board of Directors since February 2002. Mr. Steffensen served as the Chairman and Chief Executive Officer of Merisel, Inc. from February 1996 until August 2000. Prior to joining Merisel, Mr. Steffensen served as President and Chief Operating Officer at Bergen Brunswig Corporation, a healthcare company. Prior to the merger of Bergen Brunswig Corporation and Synergex Corporation, he served as President and Chief Executive Officer of Synergex. Mr. Steffensen is a member of the Board of Directors of OmniVision Technologies, Inc. Mr. Steffensen received a Bachelor of Arts degree in Economics from Stanford University and is a certified public accountant.

James Van Horne has served as a member of our Board of Directors since September 2005. Mr. Van Horne joined the Stanford University Graduate School of Business faculty in 1965 after earning a doctorate degree from Northwestern University. He presently is the A.P. Giannini Professor of Finance at Stanford. He served as the Director of the MBA Program at Stanford University from 1970 to 1973 and then served as Associate Dean for Academic Affairs from 1973 to 1975 and 1976 to 1980. He is a member of the Board of Directors of Montgomery Street Income Securities, Inc., Suntron Corporation and Bailard Opportunity Fund Group, Inc.

There are no family relationships among any of our directors or executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Overview

We have a business relationship with MiTAC International Corporation that began in 1992 when it, through its affiliates, became our primary investor. MiTAC International and its affiliates presently beneficially own approximately 67% of our common stock, and after giving effect to this offering will beneficially own approximately 58% of our common stock (57% if the underwriters’ over-allotment option is exercised in full). In addition, Matthew Miau, the chairman of our board and a non-executive director since 1992, is also the chairman of MiTAC International, Synnex Technology International Corp. and MiTAC Incorporated, affiliates of MiTAC International and direct or indirect stockholders of us.

We work closely with MiTAC International to collaborate on OEM outsourcing opportunities and jointly market MiTAC International’s design and electronic manufacturing services and our contract assembly capabilities. This relationship has enabled us to build relationships with MiTAC International’s customers and we continue to work with and depend on MiTAC International to jointly serve our shared customers.

In fiscal year 2004 and the nine months ended August 31, 2005, we purchased inventories, including notebook computers, motherboard and other peripherals, from MiTAC International and its affiliates totaling approximately $406 million and $291 million, respectively. Our sales to MiTAC International and its affiliates during fiscal year 2004 and the nine months ended August 31, 2005, totaled approximately $1.7 million and $1.4 million, respectively.

Our business relationship to date with MiTAC International has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue or capacity commitments. Accordingly, we negotiate manufacturing and pricing terms, including allocating customer revenue, on a case-by-case basis with MiTAC International and our assembly customers for a given project. Our business relationship with MiTAC International has been and will continue to be negotiated as related parties and therefore may not be the result of arms’-length negotiations between independent parties. Our relationship, including pricing and other material terms with our shared customers or with MiTAC International, may or may not be as advantageous to us as the terms we could have negotiated with unaffiliated third parties. As MiTAC International’s ownership interest in us decreases as a result of this offering and subsequent sales, MiTAC International’s interest in the success of our business and operations may decrease as well. We have adopted a policy requiring material transactions in which any of our directors has a potential conflict of interest to be approved by our Audit Committee, which is composed of disinterested members of the Board. Notwithstanding this policy, MiTAC International can generally control us and can determine the outcome of all matters submitted for stockholder approval.

Synnex Technology International.    Synnex Technology International Corp., or Synnex Technology International, a publicly traded company based in Taiwan and affiliated with MiTAC International, currently provides distribution and fulfillment services to various markets in Asia and Australia, and is also a potential competitor of ours. Mitac Incorporated, a privately held company based in Taiwan and a separate entity from MiTAC International, directly and indirectly owns approximately 15.6% of Synnex Technology International and approximately 9.0% of MiTAC International. MiTAC International directly and indirectly owns 0.3% of Synnex Technology International and Synnex Technology International directly and indirectly owns approximately 0.6% of MiTAC International. In addition, MiTAC International directly and indirectly owns approximately 8.9% of Mitac Incorporated and Synnex Technology International directly and indirectly owns approximately 14.4% of Mitac Incorporated. Synnex Technology International indirectly through its ownership of Peer Developments Limited owns approximately 18.4% of our outstanding common stock. Neither MiTAC International nor Synnex Technology International is restricted from competing with us. In the future, we may increasingly compete with Synnex Technology International, particularly if our business in Asia expands or Synnex Technology International expands its business into geographies or customers we serve.

Although Synnex Technology International is a separate entity, from us, it is possible that there will be confusion as a result of the similarity of our names. Moreover, we cannot limit or control the use of the Synnex name by Synnex Technology International or MiTAC International, and our use of the Synnex name may be restricted as a result of registration of the name by Synnex Technology International or the prior use in jurisdictions where they currently operate.

Logistical Distribution Agreement.    In July 2004, our subsidiary in Canada, SYNNEX Canada Limited, entered into a logistical distribution agreement with MiTAC International. Pursuant to the agreement, SYNNEX Canada may purchase and MiTAC International may sell certain MiTAC International products for distribution in Canada. Each sale and purchase is based upon a mutually acceptable purchase order. The agreement has an initial term of one year and will automatically renew for subsequent one year terms. The agreement may be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party. Either party may immediately terminate the agreement by providing written notice of (a) the other party’s material breach of any provision of the agreement and failure to cure within 30 days, or (b) if the other party becomes bankrupt or insolvent.

Purchase Price Settlement Agreement.    In June 2004, we entered into a purchase price settlement agreement with MiTAC International on the final purchase price related to the acquisition of our current subsidiary in the United Kingdom, Synnex Information Technologies (UK) Limited, which was acquired from MiTAC International in fiscal year 2000. As a result of this agreement, we realized a gain of approximately $1.2 million.

Joint Sales and Marketing Agreement with MiTAC International.    In May 2002, we entered into a joint sales and marketing agreement with MiTAC International. Pursuant to the agreement, both parties agree to use their commercially reasonable efforts to promote the other party’s capabilities to their respective customers who are interested in such product offerings. This agreement does not provide for the terms upon which we negotiate manufacturing and pricing terms, including allocating customer revenue. To date, these negotiations have been on a case-by-case basis. There are no sales attributable to the joint marketing agreement. The agreement had an initial term of one year and will automatically renew for subsequent one year terms unless either party provides written notice of non-renewal within 90 days of the end of any renewal term. The agreement may also be terminated without cause either by the mutual written agreement of both parties or by either party without cause upon 90 days prior written notice of termination to the other party. Either party may immediately terminate the agreement by providing written notice of (a) the other party’s material breach of any provision of the agreement and failure to cure within 30 days, or (b) if the other party becomes bankrupt or insolvent.

Agreement with MiTAC International and Sun Microsystems.    In August 1999, MiTAC International entered into a general agreement with Sun Microsystems. This agreement does not constitute a contract or obligation by Sun Microsystems to purchase products or services. In February 2002, the agreement was amended to include us as a supplier under the agreement. Pursuant to the agreement, the terms for the manufacture and purchase of each particular product awarded by Sun Microsystems are individually negotiated and if agreed upon by the parties, such terms are included in a product award letter. There is no minimum level of commitment required by any of the parties under the agreement. We negotiate manufacturing and pricing terms, including allocating customer revenue based on manufacturing services that each party provides, on a project-by-project basis with MiTAC International and Sun Microsystems for a given project. In the past, these negotiations with MiTAC International were not conducted on an arms’-length basis. In fiscal year 2004, we paid an aggregate of approximately $406 million, including amounts under this agreement, to MiTAC International. All of our contract assembly services to Sun Microsystems are covered by the general agreement. The agreement continues indefinitely until terminated in accordance with its terms. Sun Microsystems may terminate this agreement for any reason on 60 days written notice. Any party may terminate the agreement with written notice if one of the other parties materially breaches any provision of the agreement and the breach is incapable of being cured or is not cured within 30 days. The agreement may also be terminated on written notice if one of the other parties becomes bankrupt or insolvent.

Registration Rights Agreement.    We have entered into a registration rights agreement with certain holders of our common stock, including the MiTAC International affiliated entities, including the selling stockholders named herein. The holders of an aggregate of 19,265,945 shares of our common stock will be entitled to registration rights with respect to their shares. These holders have waived all of their rights with respect to this offering. We have agreed to pay all of the fees and expenses of this offering estimated at $610,000 and to indemnify MiTAC International and the selling stockholders for liabilities that may arise in connection with the sale of their shares hereby. Any group of holders of at least 30% of the securities with registration rights can require us to register all or part of their shares at any time, so long as the thresholds in the registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations (excluding this offering) subject to certain exceptions, we are no longer subject to these demand rights. In addition, holders of securities with registration rights may also require us to include their shares in future registration statements we file, subject to cutback at the option of the underwriters of any such offering. Subject to our eligibility to do so, holders of registrable securities may also require us to register their shares with the SEC on Form S-3 if proceeds are at least $500,000 and if we have not completed two such registrations in any 12-month period. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

Additional Compensation for Mr. Miau.    In fiscal year 2004, Matthew Miau received a $225,000 retainer and a 50,000 share option grant. Mr. Miau did not receive any Board or committee meeting fees. For fiscal year 2005, Mr. Miau will receive a retainer of $225,000 from us. Compensation payable to Mr. Miau is based upon the recommendation of the Compensation Committee and subject to the approval of the Board of Directors.

Indemnity Agreements.    We have entered into indemnification agreements with all of our directors and officers providing for indemnification to the fullest extent permitted under applicable law and advancement of expenses.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information concerning the beneficial ownership of the shares of our common stock as of September 30, 2005 by:

•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o SYNNEX Corporation, 44201 Nobel Drive, Fremont, California 94538. The percentage of common stock beneficially owned is based on 28,874,435 shares outstanding as of September 30, 2005.

			Number of Shares Offered		Beneficial Ownership of Shares After the Offering(2)
	Beneficial Ownership of Shares Before the Offering(2)		Without Over- Allotment Exercise	With Over- Allotment Exercise	Without Over- Allotment Exercise		With Over- Allotment Exercise
Name and Address of Beneficial Owner(1)	Number	Percent			Number	Percent	Number	Percent
5% Stockholders:
MiTAC International Corporation and related parties(3)	19,265,945	66.7%	2,500,000	2,875,000	16,765,945	58.1%	16,390,945	56.8%
FMR Corp.(4) 82 Devonshire Street Boston, MA 02109	1,660,650	5.8%	—	—	1,660,650	5.8%	1,660,650	5.8%

Directors and Named Executive Officers:
Matthew Miau(5)	1,538,035	5.1%	—	—	1,538,035	5.1%	1,538,035	5.1%
Robert Huang(6)	1,905,806	6.2%	—	—	1,905,806	6.2%	1,905,806	6.2%
Peter Larocque(7)	146,567	*	—	—	146,567	*	146,567	*
John Paget(8)	45,000	*	—	—	45,000	*	45,000	*
Dennis Polk(9)	39,751	*	—	—	39,751	*	39,751	*
Simon Leung(10)	46,042	*	—	—	46,042	*	46,042	*
Fred Breidenbach(11)	15,417	*	—	—	15,417	*	15,417	*
Gregory Quesnel	—	—	—	—	—	—	—	—
David Rynne(12)	12,084	*	—	—	12,084	*	12,084	*
Young Sohn(13)	31,917	*	—	—	31,917	*	31,917	*
Dwight Steffensen(14)	23,167	*	—	—	23,167	*	23,167	*
James Van Horne	—	—	—	—	—	—	—	—
All current directors and executive officers as a group (12 persons)(15)	3,803,766	13.2%	—	—	3,803,766	13.2%	3,803,766	13.2%

Selling Stockholders:
Silver Star Developments Ltd.(16)	11,697,024	40.5%	2,500,000	2,575,000	9,197,024	31.9%	9,122,024	31.6%
Constant Holdings Ltd.(17)	2,274,477	7.9%	—	300,000	2,274,477	7.9%	1,974,477	6.8%

*	Amount represents less than 1% of our common stock.
(1)	We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.
(2)	For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, shares which such person or group has the right to acquire within 60 days of September 30, 2005 are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.
(3)	Based on information reported on Mr. Miau’s Form 4 filed on August 2, 2005 and as set forth in the selling stockholders’ questionnaire provided in connection with this offering, this amount represents 11,697,024 shares held by Silver Star Developments Ltd., 5,294,444 shares held by Peer Developments Ltd. and 2,274,477 shares held by Constant Holdings Ltd. Silver Star Development Ltd. is a wholly-owned subsidiary of MiTAC International. Matthew Miau, Feng-Tzu Tsai, Jhi-Wu Ho and Chi-Ying Yuan, the directors of Silver Star Developments Ltd., hold shared voting and dispositive power over the shares held by Silver Star Developments Ltd. Matthew Miau and Evans S.W. Tu, the directors of Peer Developments Ltd., hold shared voting and dispositive power over the shares held by of Peer Developments Ltd. Matthew Miau and Hermie Hoi-Ming Miu, the directors of Constant Holdings Ltd., hold shared voting and dispositive power over the shares held by Constant Holdings Ltd.
(4)	Based solely on information reported on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005, by FMR Corp. Consists of 1,660,650 shares beneficially held by FMR Corp., 213,150 shares for which it possesses sole voting power and 1,660,650 shares for which it possesses sole dispositive power.
(5)	Includes 1,496,667 share subject to options exercisable within 60 days of September 30, 2005. Excludes all securities held by Silver Star Developments Ltd., Peer Developments Ltd. and Constant Holdings Ltd. Mr. Miau disclaims beneficial ownership of the shares held by the above-listed entities, except to the extent of his pecuniary interest therein.
(6)	Includes 1,675,113 shares subject to options exercisable within 60 days of September 30, 2005.
(7)	Consists of 146,547 shares subject to options exercisable within 60 days of September 30, 2005.
(8)	Consists of 45,000 shares subject to options exercisable within 60 days of September 30, 2005.
(9)	Consists of 39,751 shares subject to options exercisable within 60 days of September 30, 2005.
(10)	Consists of 46,042 shares subject to options exercisable within 60 days of September 30, 2005.
(11)	Consists of 15,417 shares subject to options exercisable within 60 days of September 30, 2005.
(12)	Consists of 12,084 shares subject to options exercisable within 60 days of September 30, 2005.
(13)	Consists of 31,917 shares subject to options exercisable within 60 days of September 30, 2005.
(14)	Consists of 23,167 shares subject to options exercisable within 60 days of September 30, 2005.
(15)	Includes 3,531,705 shares subject to options exercisable within 60 days of September 30, 2005.
(16)	The principal business address of Silver Star Developments Ltd. is 6F, No. 200, Wen Hua 2nd Road, Kuei San Hsiang, Taoyuan, Taiwan, R.O.C. Silver Star Development Ltd. is a wholly-owned subsidiary of MiTAC International. Excludes all securities held by Peer Developments Ltd. and Constant Holdings Ltd. Matthew Miau, Feng-Tzu Tsai, Jhi-Wu Ho, and Chi-Ying Yuan, the directors of Silver Star Developments Ltd., hold shared voting and dispositive power over the shares held by Silver Star Developments Ltd.
(17)	The principal business address of Constant Holdings Ltd. is 5F, 20 Lane 478, Rueiguang Rd., Neihu 114, Taipei, Taiwan, R.O.C. Excludes all securities held by Silver Star Developments Ltd. and Peer Developments Ltd. Matthew Miau and Hermie Hoi-Ming Miu, the directors of Constant Holdings Ltd., hold shared voting and dispositive power over the shares held by Constant Holdings Ltd.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated                     , 2005, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., Citigroup Global Markets Inc., Raymond James & Associates, Inc. and Banc of America Securities LLC, has severally agreed to purchase from the selling stockholders the aggregate number of shares of common stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
Raymond James & Associates, Inc.
Banc of America Securities LLC

Total	2,500,000

The obligations of the underwriters are several and not joint. This means that each underwriter is obligated to purchase from the selling stockholders only the number of shares of common stock set forth opposite its name in the table above. Except in limited circumstances set forth in the underwriting agreement, an underwriter has no obligation in relation to shares which any other underwriter has agreed to purchase.

The underwriting agreement provides that the obligations of the underwriters thereunder are several and subject to approval of certain legal matters by their counsel and various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

The underwriters have advised us that they propose to initially offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at this price less a concession not in excess of $             per share. The underwriters may allow, and dealers may re-allow, concessions not in excess of $             per share on sales to other dealers. After the initial offering of the shares to the public, the underwriters may change the offering price, concessions and other selling terms.

The selling stockholders have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to 375,000 additional shares, at the offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent underwriters exercise this option in whole or in part, then each of the underwriters will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to each underwriter’s initial purchase commitment as indicated in the preceding table.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and the Exchange Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Our directors, executive officers and the selling stockholders, who collectively have beneficial ownership of 23,069,711 shares of common stock, have agreed not to sell or offer to sell or otherwise dispose of any shares or securities convertible into or exercisable or exchangeable for shares of our common stock (other than sales pursuant to currently-existing trading plans), for a period of 90 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

In addition, we have agreed that for a period of 90 days after the date of this prospectus we will not offer, sell, or otherwise dispose of any shares our common stock, except for any shares offered in connection with currently existing employee benefit plans, without the consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

We have been advised by Bear, Stearns & Co. Inc. that the decision to waive or shorten any lock-up period will be made by Bear, Stearns & Co. Inc. on a case-by-case basis after considering such factors as the then-current equity market conditions, the performance of our stock price since the offering and the likely impact of any waiver on our future stock price performance, and the requesting party’s motivation for making the request.

Our common stock is listed on the New York Stock Exchange under the symbol “SNX.”

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. The underwriters may allocate a number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than any prospectus made available in electronic format as described above, the information on any web site containing the prospectus is not a part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospectus investors.

In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of shares to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

Some of the underwriters and their affiliates have in the past provided, and may, from time to time, in the future provide banking and other financial services to us for which they have in the past received, and may in the future receive, customary fees and expenses.

Affiliates of Citigroup Global Markets Inc. and Banc of America Securities LLC provide banking and other financial services to our affiliates for which they have received customary interest payments, fees and expenses. These services include short term credit facilities and cash management services.

The following table shows the underwriting discount to be paid to the underwriters by the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total
		Without Over-Allotment Option	With Over-Allotment Option
Assumed public offering price
Underwriting discounts and commissions payable by the selling stockholders
Proceeds to the selling stockholders

Other expenses of this offering, including the registration fees and the fees of financial printers, legal counsel, and accountants, payable on behalf of the selling stockholders by us are expected to be approximately $610,000.

LEGAL MATTERS

The validity of our common stock offered by this prospectus is being passed upon for SYNNEX Corporation by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of SYNNEX Corporation as of November 30, 2003 and 2004 and for each of the three years in the period ended November 30, 2004 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-202-551-8090 for more information on its public reference room. In addition, we are an electronic filer. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Our telephone number is (510) 656-3333 and our website address is located at http://www.synnex.com. The information contained in our website does not form any part of this prospectus. However, we make available free of charge through our website our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus; however a portion of such information has been superceded. Information is superceded if it is updated by information appearing in this prospectus or any other documents filed with the SEC under the Exchange Act subsequent to the time the information was filed with the SEC. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 001-31892) until this offering is completed, except that we do not incorporate by reference any information furnished in any such future filings under Item 2.02 or 7.01 of Form 8-K. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the year ended November 30, 2004.

•	Our Quarterly Reports on Form 10-Q for the quarters ended February 28, 2005, May 31, 2005 and August 31, 2005.

•	Our Current Reports on Form 8-K filed on December 7 and December 15, 2004, January 10, February 4, March 28, March 29 (only as to Item 1.01), June 29, September 26, September 29 and November 3, 2005.

•	The description of our common stock contained in our registration statement on Form 8-A filed on November 7, 2003.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

44201 NOBEL DRIVE

FREMONT, CALIFORNIA 94538

(510) 656-3333

We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

SYNNEX CORPORATION

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of SYNNEX Corporation:

We have completed an integrated audit of SYNNEX Corporation’s 2004 consolidated financial statements and of its internal control over financial reporting as of November 30, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of SYNNEX Corporation and its subsidiaries at November 30, 2004 and November 30, 2003, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting (not included herein), that the Company maintained effective internal control over financial reporting as of November 30, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in Note 3 to the consolidated financial statements, the Company has restated its consolidated financial statements for each of the three years in the period ended November 30, 2004 to reflect the operations of the Company’s Japanese subsidiary as discontinued operations following the sale of that subsidiary on April 19, 2005.

PricewaterhouseCoopers LLP

San Jose, California

February 11, 2005, except for Note 3, as to which the date is October 10, 2005

SYNNEX CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except for par value)

	November 30,		August 31,
	2003	2004	2005
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$22,079	$28,726	$9,870
Restricted cash	4,306	2,020	—
Short-term investments	3,832	5,051	21,868
Accounts receivable, net	263,944	372,604	363,467
Receivable from vendors, net	54,209	69,033	74,682
Receivable from affiliates	667	1,970	7,749
Inventories	360,686	408,346	404,601
Deferred income taxes	15,902	17,645	17,320
Other current assets	16,783	7,599	12,968

Total current assets	742,408	912,994	912,525

Property and equipment, net	23,938	33,851	33,257
Goodwill and intangible assets	19,357	48,722	44,427
Deferred income taxes	708	1,421	2,773
Other assets	3,517	2,709	5,663

Total assets	$789,928	$999,697	$998,645

Liabilities and Stockholders’ Equity
Current liabilities:
Borrowings under term loans and lines of credit	$69,464	$74,996	$60,491
Accounts payable	343,071	386,638	369,749
Payable to affiliates	54,986	68,977	63,140
Accrued liabilities	53,279	62,611	62,950
Income taxes payable	4,211	2,837	13,995

Total current liabilities	525,011	596,059	570,325

Long-term borrowings	8,134	13,074	1,224
Long-term liabilities	1,123	17,772	6,985
Deferred income taxes	260	1,054	820

Total liabilities	534,528	627,959	579,354

Commitments and contingencies (Note 20)	—	—	—

Minority interest in subsidiaries	2,586	2,082	—

Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000 shares authorized, no shares issued or outstanding	—	—	—
Common stock, $0.001 par value; 100,000 shares authorised; 22,118, 27,727 and 28,856 shares issues and outstanding	22	28	29
Additional paid-in-capital	80,067	145,423	155,764
Unearned stock-based compensation	(202)	—	—
Accumulated other comprehensive income	7,373	12,086	11,353
Retained earnings	165,554	212,119	252,145

Total stockholders’ equity	252,814	369,656	419,291

Total liabilities and stockholders’ equity	$789,928	$999,697	$998,645

The accompanying notes are an integral part of these consolidated financial statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for per share amounts)

	Fiscal Year Ended November 30,			Nine Months Ended August 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Revenue	$3,596,265	$3,944,886	$5,150,447	$3,709,632	$4,047,681
Cost of revenue	(3,432,089)	(3,766,518)	(4,935,075)	(3,555,520)	(3,876,013)

Gross profit	164,176	178,368	215,372	154,112	171,668
Selling, general and administrative expenses	(114,657)	(121,352)	(137,712)	(99,562)	(117,120)

Income from continuing operations before non-operating items, income taxes and minority interest	49,519	57,016	77,660	54,550	54,548
Interest expense and finance charges, net	(6,182)	(7,007)	(7,959)	(5,166)	(11,108)
Other income (expense), net	1,169	(3,478)	(900)	(916)	501

Income from continuing operations before income taxes and minority interest	44,506	46,531	68,801	48,468	43,941
Provision for income taxes	(16,680)	(17,090)	(23,091)	(17,749)	(16,807)
Minority interest in subsidiary	49	267	376	320	58

Income from continuing operations	27,875	29,708	46,086	31,039	27,192
Income from discontinued operations, net of tax	157	288	479	274	511
Gain on sale of discontinued operations, net of tax	—	—	—	—	12,323

Net income	$28,032	$29,996	$46,565	$31,313	$40,026

Earnings per share:
Basic
Income from continuing operations	$1.26	$1.34	$1.73	$1.17	$0.96
Discontinued operations	$0.01	$0.02	$0.01	$0.01	$0.45

Net income per common share—basic	$1.27	$1.36	$1.74	$1.18	$1.41

Diluted
Income from continuing operations	$1.15	$1.21	$1.53	$1.04	$0.87
Discontinued operations	$0.01	$0.01	$0.02	$0.01	$0.41

Net income per common share—diluted	$1.16	$1.22	$1.55	$1.05	$1.28

Weighted average common shares outstanding-basic	22,061	22,091	26,691	26,438	28,439

Weighted average common shares outstanding-diluted	24,251	24,555	30,111	29,899	31,177

The accompanying notes are an integral part of these consolidated financial statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (in thousands)

	Common Stock		Additional Paid-in Capital	Unearned Stock- based Compen- sation	Receivables from Stockholders	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity	Comprehensive Income
	Shares	Amount
Balances, November 30, 2001	22,047	22	79,004	(1,283)	(300)	(1,597)	107,526	183,372
Tax benefits from exercise of non-qualified employee stock options	—	—	116	—	—	—	—	116
Unearned stock-based compensation	—	—	35	(35)	—	—	—	—
Reversal of unearned stock based compensation due to terminations	—	—	(4)	4	—	—	—	—
Amortization of unearned stock-based compensation	—	—	—	561	—	—	—	561
Issuance of common stock for cash on exercise of options	34	—	100	—	—	—	—	100
Repayment of employee note receivable	—	—	—	—	300	—	—	300
Change in unrealized losses on available-for-sale securities	—	—	—	—	—	(66)	—	(66)	$(66)
Foreign currency translation adjustment	—	—	—	—	—	803	—	803	803
Net income	—	—	—	—	—	—	28,032	28,032	28,032

Balances, November 30, 2002	22,081	22	79,251	(753)	—	(860)	135,558	213,218	$28,769

Amortization of unearned stock-based compensation	—	—	—	551	—	—	—	551
Issuance of common stock for cash on exercise of options	37	—	180	—	—	—	—	180
Accelerated vesting of previously issued employee stock options	—	—	636	—	—	—	—	636
Change in unrealized gains on available-for-sale securities	—	—	—	—	—	206	—	206	$206
Foreign currency translation adjustment	—	—	—	—	—	8,027	—	8,027	8,027
Net income	—	—	—	—	—	—	29,996	29,996	29,996

Balances, November 30, 2003	22,118	22	80,067	(202)	—	7,373	165,554	252,814	$38,229

Amortization of unearned stock-based compensation	—	—	—	202	—	—	—	202
Tax benefits from exercise of non-qualified employee stock options	—	—	4,431	—	—	—	—	4,431
Issuance of common stock for cash on exercise of options	1,670	2	9,703	—	—	—	—	9,705
Issuance of common stock for cash on initial public offering	3,739	4	48,796	—	—	—	—	48,800
Issuance of common stock for employee stock purchase plan	200	—	2,426	—	—	—	—	2,426
Change in unrealized losses on available-for-sale securities	—	—	—	—	—	(23)	—	(23)	$(23)
Foreign currency translation adjustment	—	—	—	—	—	4,736	—	4,736	4,736
Net income	—	—	—	—	—	—	46,565	46,565	46,565

Balances, November 30, 2004	27,727	28	145,423	—	—	12,086	212,119	369,656	$51,278

Amortization of unearned stock-based compensation (Unaudited)
Issuance of common stock for cash on exercise of options (Unaudited)	991	1	6,345	—	—	—	—	6,346
Issuance of common stock for employee stock purchase plan (Unaudited)	138	—	1,769	—	—	—	—	1,769

Tax benefits from employee stock plan (Unaudited)	—	—	2,227	—	—	—	—	2,227
Change in unrealized gains on available-for-sale securities (Unaudited)	—	—	—	—	—	98	—	98	$98
Foreign currency translation adjustment (Unaudited)	—	—	—	—	—	(831)	—	(831)	(831)
Net income (Unaudited)	—	—	—	—	—	—	40,026	40,026	40,026

Balances, August 31, 2005 (Unaudited)	28,856	$29	$155,764	$—	$—	$11,353	$252,145	$419,291	$39,293

The accompanying notes are an integral part of these consolidated financial statements.

SYNNEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended November 30,			Nine Months Ended August 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Cash flows from operating activities:
Income from continuing operations	$27,875	$29,708	$46,086	$31,039	$27,192
Gain on sale of discontinued operations, net of tax	—	—	—	—	12,323
Income from discontinued operations, net of tax	157	288	479	274	511

Net income	28,032	29,996	46,565	31,313	40,026

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	5,035	4,219	4,296	3,081	3,653
Amortization of intangible assets	2,741	2,642	3,347	2,291	2,947
Amortization of unearned stock-based compensation	561	551	202	202	—
Provision for doubtful accounts	6,189	6,644	5,506	4,073	4,623
Accelerated vesting of previously issued employee stock options	—	636	—	—	—
Tax benefits from employee stock plan	116	—	4,431	—	2,227
Unrealized (gain) loss on short-term investments	630	606	(247)	425	1,822
Realized (gain) loss on short-term investments	(582)	(892)	23	8	(244)
Stock received from sale of business	—	—	—	—	(20,478)
(Gain) loss on disposal of property and equipment	105	927	(12)	(18)	938
Minority interest in subsidiaries	(16)	(222)	(300)	(276)	(58)
Changes in assets and liabilities, net of acquisition of businesses:
Accounts receivable	17,642	(31,962)	(67,356)	(83,779)	(21,114)
Receivable from vendors	(376)	(18,546)	(14,383)	(9,070)	(5,934)
Receivable from affiliates	5,825	1,566	(1,300)	(3,587)	(5,779)
Inventories	(9,992)	(98,390)	(23,953)	3,183	(14,114)
Other assets	(10,415)	6,550	9,386	8,384	(3,792)
Payable to affiliates	(7,775)	37,035	13,902	(7,570)	(5,837)
Accounts payable	10,363	54,466	20,177	32,958	96
Accrued liabilities	21,246	(8,574)	(110)	(3,190)	16,613

Net cash provided by (used in) operating activities	69,329	(12,748)	174	(21,572)	(4,405)
Cash flows from investing activities:
Purchases of short-term investments	(8,406)	(3,376)	(1,243)	(1,165)	(1,680)
Proceeds from sale of short-term investments	6,016	4,166	4,527	164	5,557
Acquisition of businesses, net of cash acquired	(47,174)	(1,525)	(44,526)	(2,367)	(4,769)
Minority investment	—	—	—	—	(3,000)
Purchase of property and equipment, net	(8,912)	(2,862)	(6,377)	(4,471)	(4,929)
Proceeds from sale of property and equipment, net	—	—	—	143	527
(Increase) decrease in restricted cash	(4,500)	1,311	(2,000)	1,263	2,020

Net cash used in investing activities	(62,976)	(2,286)	(49,619)	(6,433)	(6,274)
Cash flows from financing activities:
Cash overdraft	(5,296)	9,812	2,906	4,692	(2,475)
Proceeds from revolving line of credit	98,992	200,654	42,050	35,900	1,120
Payments on revolving line of credit	(98,992)	(195,654)	(47,050)	(40,900)	—
Proceeds from bank loan	517,422	585,693	763,875	541,046	701,960
Repayment of bank loan	(521,474)	(579,486)	(768,194)	(573,284)	(713,793)
Net proceeds (payments) under other lines of credit	924	(6,405)	1,166	1,157	4,647
Proceeds from issuance of bonds	—	5,132	1,844	1,840	—
Payments of bonds and other long-term liabilities	—	—	(737)	(736)	(5,917)
Dividend payment to minority shareholders	—	—	—	—	(1,133)
Net proceeds from issuance of common stock	1,076	182	60,961	56,799	8,152

Net cash provided by (used in) financing activities	(7,348)	19,928	56,821	26,514	(7,439)

Effect of exchange rate changes on cash and cash equivalents	768	1,682	(729)	159	(738)

Net increase (decrease) in cash and cash equivalents	(227)	6,576	6,647	(1,332)	(18,856)
Cash and cash equivalents at beginning of period	15,730	15,503	22,079	22,079	28,726

Cash and cash equivalents at end of period	$15,503	$22,079	$28,726	$20,747	$9,870

Supplemental disclosures of cash flow information:
Interest paid	$2,443	$2,744	$2,891	$1,914	$3,141

Income taxes paid	$18,470	$15,851	$22,638	$18,612	$12,846

Accrual for purchase of fixed assets	$—	$—	$—	$1,650	$—

The accompanying notes are an integral part of these financial statements.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except for per share amounts)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION:

SYNNEX Corporation (together with its subsidiaries, herein referred to as “SYNNEX” or the “Company”) is an information technology products supply chain services company. The Company’s supply chain outsourcing services include distribution, contract assembly, logistics and demand generation marketing. SYNNEX is headquartered in Fremont, California and has operations in North America, Asia and Europe.

The results of operations for the nine months ended August 31, 2005 are not necessarily indicative of the results that may be expected for the year ending November 30, 2005, or any future period and the Company makes no representations related thereto.

The Company is an affiliate of MiTAC International Corporation, a publicly traded corporation in Taiwan. At August 31, 2005, MiTAC International Corporation and its affiliates had a combined ownership of approximately 67% of the Company’s outstanding common stock.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. We evaluate our estimates on a regular basis. Our estimates are based on historical experience and on various assumptions that the Company believes are reasonable. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and majority owned subsidiaries in which no substantive participating rights are held by minority stockholders. All significant intercompany accounts and transactions have been eliminated.

The consolidated financial statements include 100% of the assets and liabilities of these majority owned subsidiaries and the ownership interest of minority investors are recorded as minority interest. Investments in 20% through 50% owned affiliated companies are included under the equity method where the Company exercises significant influence over operating and financial affairs of the investee. Investments in less than 20% owned companies or investments in 20% through 50% owned companies where the Company does not exercise significant influence over operating and financial affairs of the investee are recorded under the cost method.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with financial institutions are in excess of amounts that are insured by the Federal Deposit Insurance Corporation.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Restricted cash

The Company previously provided letters of credit on behalf of its subsidiaries in Asia. The Company was required by the banks to maintain certain balances in its bank accounts as collateral for such credit arrangements. At November 30, 2003 and 2004, the Company had restricted cash balances of $4,306 and $2,020, respectively. The Company did not have a restricted cash balance at August 31, 2005 as there were no such credit arrangements at that date.

Investments

The Company classifies its investments in marketable securities as trading and available-for-sale. All securities related to its deferred compensation plan and the Company’s investment in MCJ Company Ltd. (“MCJ”) are classified as trading and are recorded at fair value, based on quoted market prices, and unrealized gains and losses are included in results of operations. All other securities are classified as available-for-sale and are recorded at fair market value, based on quoted market prices, and unrealized gains and losses are included in accumulated other comprehensive income, a component of stockholders’ equity. Realized gains and losses, which are calculated based on the specific identification method, and declines in value judged to be other than temporary, if any, are recorded in operations as incurred.

To determine whether a decline in value is other-than-temporary, the Company evaluates several factors, including current economic environment, market conditions, operational and financial performance of the investee, and other specific factors relating to the business underlying the investment, including business outlook of the investee, future trends in the investee’s industry and the Company’s intent to carry the investment for a sufficient period of time for any recovery in fair value. If a decline in value is deemed as other-than-temporary, the Company records reductions in carrying values to estimated fair values, which are determined based on quoted market prices if available or on one or more of the valuation methods such as pricing models using historical and projected financial information, liquidation values, and values of other comparable public companies.

Long-term investments include instruments that the Company has the ability and intent to hold for more than twelve months. The Company classifies its long-term investments as available-for-sale if a readily determinable fair value is available.

The Company has investments in equity instruments of privately held companies. These investments are included in other assets and are accounted for under the cost method, as the Company does not have the ability to exercise significant influence over operations. The Company monitors its investments for impairment by considering current factors, including economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment, and records reductions in carrying values when necessary.

Allowance for doubtful accounts

The allowance for doubtful accounts is estimated to cover the losses resulting from the inability of customers to make payments for outstanding balances. In estimating the required allowance, the Company takes into consideration the overall quality and aging of the receivables, credit evaluations of customers’ financial condition and existence of credit insurance. The Company also evaluates the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and any value and adequacy of collateral received from the customers.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Inventories

Inventories are stated at the lower of cost or market. Cost is computed based on the weighted average method. Inventories consist of finished goods purchased from various manufacturers for distribution resale and components used for contract assembly. The Company records estimated inventory reserves for quantities in excess of demand, cost in excess of market value and product obsolescence.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are computed using the straight-line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. The depreciation and amortization periods for property and equipment categories are as follows:

Equipment and furniture	3 - 7 years
Software	3 years
Leasehold improvements	3 - 10 years
Buildings	39 years

Goodwill

The Company has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which revised the standards of accounting for goodwill, by replacing the amortization of these assets with the requirement that they are reviewed annually for impairment, or more frequently if impairment indicators exist. No goodwill impairment was recorded for the periods presented.

Intangible assets

Intangible assets consist of vendor lists, customer lists, trade names and land rights, which are amortized on a straight-line basis over their estimated lives. Intangible assets acquired in the years ended November 30, 2001 and 2002 are amortized over eight years. Vendor and customer lists acquired prior to November 30, 2000 were initially amortized over 15 years. Effective December 1, 2001, the remaining useful lives of these assets were reduced to 8 years. The effect of the change was to increase the amortization of intangible assets by $513 per year for the eight years beginning in the year ended November 30, 2002. Intangible assets are amortized as follows:

Vendor lists	4 - 10 years
Customer lists	5 - 8 years
Other intangible assets	3 - 5 years

Software costs

The Company develops software for internal use only. The payroll and other costs related to the development of software have been expensed as incurred. Excluding the costs of support, maintenance and training functions that are not subject to capitalization, the costs of the software department were not material for the periods presented. If the internal software development costs become material, the Company will capitalize the costs based on the defined criteria for capitalization in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are maintained with high quality institutions, the compositions and maturities of which are regularly monitored by management. Through August 31, 2005, the Company had not experienced any losses on such deposits.

Accounts receivable include amounts due from customers primarily in the technology industry. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of the receivable portfolio, the existence of a limited amount of credit insurance and specifically identified customer risks. Through August 31, 2005, such losses have been within management’s expectations.

In fiscal 2002 and 2003, sales to no single customer exceeded 10% or more of the Company’s total revenues. In fiscal 2004, sales to one customer accounted for 10% of the Company’s total revenues. In the nine months ended August 31, 2004, sales to one customer accounted for 11% of the Company’s total revenue. In the nine months ended August 31, 2005, no single customer represented 10% or more of the Company’s total revenues. At November 30, 2003 one customer comprised 13% of the total consolidated accounts receivable balance. At November 30, 2004 and August 31, 2005, no single customer comprised more than 10% of the total consolidated accounts receivable balance.

Revenue recognition

The Company recognizes revenue as products are shipped, if a purchase order exists, the sale price is fixed or determinable, collection of resulting receivables is reasonably assured, risk of loss and title have transferred and product returns are reasonably estimable. Shipping terms are typically F.O.B. the Company’s warehouse. Provisions for sales returns are estimated based on historical data and are recorded concurrently with the recognition of revenue. These provisions are reviewed and adjusted periodically by the Company. Revenue is reduced for early payment discounts and volume incentive rebates offered to customers.

The Company purchases licensed software products from original equipment manufacturer (“OEM”) vendors and distributes them to customers. Revenues are recognized upon shipment of software products when a purchase order exists, the sales price is fixed or determinable and collection is determined to be probable. Subsequent to the sale of software products, the Company generally has no obligation to provide any modification, customization, upgrades, enhancements, or any other post-contract customer support.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Original Equipment Manufacturer supplier programs

Funds received from OEM suppliers for inventory volume promotion programs, price protection and product rebates are recorded as adjustments to cost of revenue. The Company tracks vendor promotional programs for volume discounts on a program-by-program basis. The Company monitors the balances of receivables from vendors on a quarterly basis and adjusts the balance due for differences between expected and actual volume sales. Vendor receivables are generally collected through reductions authorized by the vendor, to accounts payable. For price protection programs, the Company records a reduction in the payable to the vendor and a reduction in the related inventory. Funds received for specific marketing and infrastructure reimbursements are recorded as adjustments to selling, general and administrative expenses, and any excess reimbursement amount is recorded as an adjustment to cost of revenue.

Royalties

The Company purchases licensed software products from OEM vendors and distributes to resellers. Royalties to OEM vendors are accrued for and recorded in cost of revenue when software products are shipped and revenue is recognized.

Warranties

The Company’s OEM suppliers generally warrant the products distributed by the Company and allow returns of defective products. The Company generally does not independently warrant the products it distributes; however, the Company does warrant the following: (1) its services with regard to products that it assembles for its customers, and (2) products that it builds to order from components purchased from other sources. To date neither warranty expense nor the accrual for warranty costs has been material to the Company’s consolidated financial statements.

Advertising

Costs related to advertising and promotion expenditures of products are charged to selling, general and administrative expense as incurred. To date, costs related to advertising and promotion expenditures have not been material.

Income taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided against assets that are not likely to be realized.

Fair value of financial instruments

For certain of the Company’s financial instruments, including cash, accounts receivable and accounts payable, the carrying amounts approximate fair value due to the short maturities. The amount shown for borrowings also approximates fair value since current interest rates offered to the Company for debt of similar maturities are approximately the same. The estimated fair values of foreign exchange contracts are based on market prices or current rates offered for contracts with similar terms and maturities. The ultimate amounts paid or received under these foreign exchange contracts, however, depend on future exchange rates. The gains or

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

losses are recognized as “Other income (expense), net” based on changes in the fair value of the contracts, which generally occur as a result of changes in foreign currency exchange rates.

Foreign currency translations

The functional currencies of the Company’s foreign subsidiaries are their respective local currencies, with the exception of the Company’s UK operation, for which the functional currency is the U.S. dollar. The financial statements of the foreign subsidiaries, other than the UK operations, are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders’ equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the quarter. Translation adjustments resulting from the translation of the subsidiaries’ accounts are included in “Accumulated other comprehensive income.” Gains and losses resulting from foreign currency transactions are included within “Other income (expense), net.”

Stock-based compensation

The Company’s employee stock option plan is accounted for in accordance with Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees”, (“APB No. 25”) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure” (“SFAS No. 148”). Expense associated with stock-based compensation is amortized on a straight-line basis over the vesting period of the individual award.

The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Consensus No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”). Under SFAS No. 123 and EITF No. 96-18, stock option awards issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

The following table illustrates the effect on net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The estimated fair value of each Company option is calculated using the Black-Scholes option-pricing model:

	Fiscal Years Ended November 30,			Nine Months Ended August 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Net income—as reported	$28,032	$29,996	$46,565	$31,313	$40,026
Plus: Stock-based employee compensation expense determined under APB No. 25, included in reported net income	561	1,187	202	202	—
Less: Stock-based employee compensation expense determined under fair value based method related to the employee stock purchase plan	—	—	(1,613)	(1,518)	(327)
Less: Stock-based employee compensation expense determined under fair value based method related to stock options	(2,553)	(4,079)	(3,429)	(2,416)	(2,351)

Net income—as adjusted	$26,040	$27,104	$41,725	$27,581	$37,348

Net earnings per share—basic:
As reported	$1.27	$1.36	$1.74	$1.18	$1.41
Pro forma	$1.18	$1.23	$1.56	$1.04	$1.31
Net earnings per share—diluted:
As reported	$1.16	$1.22	$1.55	$1.05	$1.28
Pro forma	$1.09	$1.13	$1.42	$0.94	$1.22
Shares used in computing net income per share—basic:
As reported	22,061	22,091	26,691	26,438	28,439
Pro forma	22,061	22,091	26,691	26,438	28,439
Shares used in computing net income per share—diluted:
As reported	24,251	24,555	30,111	29,899	31,177
Pro forma	23,872	23,930	29,410	29,396	30,663

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The primary components of comprehensive income for the Company includes net income, foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiaries and unrealized gains and losses on the Company’s available-for-sale securities.

Reclassifications

Certain reclassifications have been made to the November 30, 2002, 2003, 2004 and August 31, 2004 financial statements to conform to the August 31, 2005 financial statements. These reclassifications did not change previously reported total assets, liabilities, stockholders’ equity or net income.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Net income per common share

Net income per common share-basic is computed by dividing the net income for the period by the weighted average number of shares of common stock outstanding during the period. Net income per common share-diluted reflects the potential dilution that could occur if stock options were exercised. The calculations of net income per common share are presented in Note 16.

Recently issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123R (revised 2004), “Share-Based Payment” (“Statement 123R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative. The new standard will be effective for the Company in the quarter ending February 28, 2006. The Company is in the process of assessing the impact of adopting this new standard. The impact will be dependent on the transition method, the option-pricing model used to compute fair values, and the inputs to that model, such as volatility and expected life.

On March 29, 2005, the SEC issued Staff Accounting Bulletin (SAB) 107 which expresses the view of the SEC regarding the interaction between SFAS No. 123R and certain SEC rules and regulations and provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instrument issues under shares-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation costs related to shares-based payment arrangements, the accounting for income tax effects of share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R, and disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations subsequent to adoption of SFAS No. 123R.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20. “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 to have any material impact on its consolidated financial statements.

NOTE 3—DISCONTINUED OPERATIONS:

During the second quarter of fiscal 2005, the Company sold approximately 93% of the equity it held in its subsidiary, SYNNEX K.K. to MCJ, in exchange for eight thousand six hundred and three shares of MCJ. The Company recorded a gain of $12,323, net of tax, as a result of this sale, in the second quarter of fiscal 2005. The Company has no significant continuing involvement in the operations of MCJ or SYNNEX K.K. The Company’s remaining equity interest in SYNNEX K.K. is accounted for under the cost method as the Company does not have significant influence over either MCJ or SYNNEX K.K.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Under the provisions of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the sale of SYNNEX K.K. qualifies as a discontinued operation component of the Company. Accordingly, the Company has excluded results of Japan’s operations from its consolidated statements of operations for each of the three years in the period ended November 30, 2004 and the nine months ended August 31, 2005 to present this business in discontinued operations.

The following table shows the results of operations of SYNNEX K.K.:

	Fiscal Year Ended November 30,			December 1, 2004 to April 19, 2005 (date of sale)
	2002	2003	2004
		(unaudited)
Revenue	$171,617	$181,354	$163,544	$64,477
Cost of revenue	(161,893)	(172,006)	(153,938)	(59,916)

Gross profit	9,724	9,348	9,606	4,561
Selling, general and administrative expenses	(8,761)	(8,498)	(8,286)	(3,170)

Income from operations before non-operating items, income taxes and minority interest	963	850	1,320	1,391
Interest expense and finance charges, net	(461)	(500)	(464)	(140)
Other income (expense), net	(155)	253	158	(245)

Income before income taxes and minority interest	347	603	1,014	1,006
Provision for income taxes	(157)	(270)	(459)	(434)
Minority interest in subsidiary	(33)	(45)	(76)	(61)

Net income	$157	$288	$479	$511

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

The following table shows the effect of the restatement on the consolidated financial statements:

	As Previously Reported Fiscal Year Ended November 30,			As Reported Herein Fiscal Year Ended November 30,
	2002	2003	2004	2002	2003	2004
Revenue	$3,767,882	$4,126,240	$5,313,991	$3,596,265	$3,944,886	$5,150,447
Cost of revenue	(3,593,982)	(3,938,524)	(5,089,013)	(3,432,089)	(3,766,518)	(4,935,075)

Gross profit	173,900	187,716	224,978	164,176	178,368	215,372
Selling, general and administrative expenses	(123,418)	(129,850)	(145,998)	(114,657)	(121,352)	(137,712)

Income from continuing operations before non-operating items, income tax, and minority interest	50,482	57,866	78,980	49,519	57,016	77,660
Interest expense and finance charges, net	(6,643)	(7,507)	(8,423)	(6,182)	(7,007)	(7,959)
Other income (expense), net	1,014	(3,225)	(742)	1,169	(3,478)	(900)

Income from continuing operations before income taxes and minority interest	44,853	47,134	69,815	44,506	46,531	68,801
Provision for income taxes	(16,837)	(17,360)	(23,550)	(16,680)	(17,090)	(23,091)
Minority interest in subsidiary	16	222	300	49	267	376

Income from continuing operations	$28,032	$29,996	$46,565	27,875	29,708	46,086
Income from discontinued operations, net of tax	—	—	—	157	288	479

Net income	$28,032	$29,996	$46,565	$28,032	$29,996	$46,565

Earnings per share:
Basic
Income from continuing operations	$1.27	$1.36	$1.74	$1.26	$1.34	$1.73
Discontinued operations	—	—	—	0.01	0.02	0.01

Net income per common share—basic	$1.27	$1.36	$1.74	$1.27	$1.36	$1.74

Diluted
Income from continuing operations	$1.16	$1.22	$1.55	$1.15	$1.21	$1.53
Discontinued operations	—	—	—	0.01	0.01	0.02

Net income per common share—diluted	$1.16	$1.22	$1.55	$1.16	$1.22	$1.55

Under the terms of the sale the Company is restricted from selling the shares of MCJ it received until April 2006. As described in Note 2, the shares are classified as trading and are recorded at fair value, based on quoted market prices, and realized gains and losses are included in the results of operations. As of August 31, 2005, the fair value of the shares of MCJ was $19,199, and that amount is included in short term investments.

In order to reduce the risk of holding the MCJ shares, the Company has entered into forward exchange contracts to sell MCJ shares for fixed prices in April 2006. As of August 31, 2005, such contracts covered 58% of the MCJ shares held by the Company and these contracts had a value of $2,392, representing the amount by which the proceeds of the fixed price contracts of $13,448 exceeded the current fair value of $11,056 of the shares to be sold. This amount is included in other current assets as of August 31, 2005. As of October 7, 2005, the forward exchange contracts covered 84% of MCJ shares held by the Company.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

NOTE 4—BALANCE SHEET COMPONENTS:

	November 30,		August 31,
	2003	2004	2005
			(Unaudited)
Short-term investments
Trading
MCJ	$—	$—	$19,199
Securities, Deferred Compensation	3,418	4,575	2,301
Money Market, Deferred Compensation	147	233	161

	3,565	4,808	21,661

Available for Sale
Securities	263	240	203
Money Market	4	3	4

	267	243	207

	$3,832	$5,051	$21,868

Accounts receivable, net
Trade accounts receivables	$279,267	$397,504	$385,195
Less: Allowance for doubtful accounts	(9,797)	(12,023)	(11,995)
Less: Allowance for sales returns	(5,526)	(12,877)	(9,733)

	$263,944	$372,604	$363,467

Receivable from vendors, net
Receivables from vendors	$58,237	$73,128	$78,093
Less: Allowance for doubtful accounts	(4,028)	(4,095)	(3,411)

	$54,209	$69,033	$74,682

Inventories
Components	$29,772	$41,309	$34,683
Finished goods	330,914	367,037	369,918

	$360,686	$408,346	$404,601

Property and equipment, net
Equipment and computers	$33,262	$38,059	$38,680
Furniture and fixtures	5,396	7,159	7,005
Vehicles	497	413	315
Buildings and land	22,379	30,296	31,725

	61,534	75,927	77,725
Less: Accumulated depreciation	(37,596)	(42,076)	(44,468)

	$23,938	$33,851	$33,257

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Goodwill and Intangible Assets:

	November 30,
	2003			2004			August 31, 2005
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
							(Unaudited)
Goodwill	$—	$—	$—	$23,631	$—	$23,631	$25,404	$—	$25,404
Vendor lists	22,482	(10,539)	11,943	22,898	(12,843)	10,055	22,062	(13,617)	8,445
Customer lists	5,490	(1,340)	4,150	13,133	(2,204)	10,929	12,569	(2,708)	9,861
Other intangible assets	3,855	(591)	3,264	4,878	(771)	4,107	1,073	(356)	717

	$31,827	$(12,470)	$19,357	$64,540	$(15,818)	$48,722	$61,108	$(16,681)	$44,427

Amortization expense was $2,741, $2,642, $3,347, $2,291 and $2,947 for the years ended November 30, 2002, 2003, 2004 and the nine months ended August 31, 2004 and 2005, respectively. Goodwill increased as of August 31, 2005 due to the final payment for the acquisition of BSA Sales, Inc. Other intangible assets decreased due to the sale of SYNNEX K.K (see Note 3). Estimated future amortization expense is as follows:

Years ending November 30,
2005	$994
2006	3,944
2007	3,878
2008	3,878
2009	3,778
thereafter	2,551

$19,023

	November 30,		August 31,
	2003	2004	2005
			(Unaudited)
Accrued liabilities:
Payroll related accruals	$13,925	$15,139	$10,050
Deferred compensation liability	14,903	14,374	16,530
Royalty and warranty accruals	2,970	3,823	7,416
Sales and value-add tax payable	5,593	4,288	3,020
Other accrued liabilities	15,888	24,987	25,934

	$53,279	$62,611	$62,950

NOTE 5—ACQUISITIONS:

Acquisitions during the year ended November 30, 2004

EMJ Data Systems Limited

During the fourth quarter of fiscal 2004, the Company acquired all of the outstanding common stock of EMJ Data Systems Limited (“EMJ”), a publicly traded Canadian company on the Toronto Stock Exchange, for cash of approximately $45,056. EMJ is a distributor of computer products and peripherals. The results of operations of EMJ are included in the Company’s consolidated financial statements from the date of acquisition.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

The purchase consideration has been allocated as follows, based on the estimated fair value of asset acquired and liabilities assumed:

	Fair Value
Purchase Consideration
Cash	$44,695
Acquisition costs	361

	$45,056

	Fair Value	Amortization Period
Allocation
Accounts receivable	$36,847	—
Goodwill	20,817	—
Inventories	17,519	—
Fixed assets	6,099	—
Other assets	3,310	—
Identifiable intangible assets	8,387	3-10 years
Borrowings	(11,061)	—
Accounts payable and accruals	(13,239)	—
Long-term liabilities	(16,074)	—
Other liabilities	(7,549)	—

	$45,056

The goodwill was assigned to the distribution segment and is not expected to be deductible for tax purposes.

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of EMJ had occurred as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributed to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustments for amortization of acquired intangibles and additional finance charges related to the financing of the purchase consideration of the acquisitions.

	Fiscal Years Ended November 30,
	2003	2004
	(unaudited)
Revenue	$4,099,142	$5,365,941
Net income	$31,183	$46,312
Net income per common share—basic	$1.41	$1.74
Net income per common share—diluted	$1.27	$1.54

On March 1, 2004, the Company acquired all of the common stock of BSA Sales, Inc. (“BSA”), a privately held company, for approximately $2,100. An additional $1,900 was earned by BSA’s selling stockholders by meeting certain performance objectives through March 1, 2005. The purchase price allocation and pro forma financial information for the acquisition of BSA are not presented herein as the impact to the Company’s financial statements is not significant.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Acquisitions during the year ended November 30, 2002

Gates/Arrow Distributing

On May 31, 2002, the Company acquired certain assets and liabilities of Gates/Arrow Distributing, a business unit of Arrow Electronics, Inc. for cash of approximately $44,487. Gates/Arrow was a distributor of computer systems, peripherals and software, serving value-added resellers across North America. The purchase enabled the Company to expand its market share in North America.

License Online, Inc.

On May 10, 2002, the Company acquired the assets of License Online, Inc., a provider of Web-based software licensing technology to small to medium-sized business (“SMB”) solution providers and their SMB customers, for $3,292 in cash.

Novitech, S.A. de C. V.

On May 7, 2002, the Company acquired certain distribution and sale assets of Novitech, S.A. de C.V., a Mexican distributor of information technology products. The purchase price for the assets was $920 in cash.

Accounting for the Acquisitions

All of these acquisitions have been accounted for using the purchase method of accounting; thus, the consolidated financial statements do not include the financial results of any acquired business prior to the closing date of the acquisition.

The aggregate purchase consideration of the three acquisitions in fiscal 2002 was $48,509 plus acquisition costs of $190, and has been allocated to the assets acquired and liabilities assumed as follows:

	Fair Value
Purchase Consideration
Cash	$48,509
Acquisition costs	190

	$48,699

	Fair Value	Amortization Period
Allocation
Accounts receivable	$41,893	—
Inventories	15,416	—
Property and equipment	4,278	—
Customer lists	3,086	8 years
Accounts payable	(15,974)	—

	$48,699

The following unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of Gates/Arrow Distributing, License Online, Inc., and Novitech, S.A. de C.V. had occurred as of the beginning of fiscal year 2002. Pro forma adjustments include only the effects of events directly attributed

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

to transactions that are factually supportable and expected to have a continuing impact. The pro forma results contained in the table below include pro forma adjustments for amortization of acquired intangibles and additional finance charges related to the financing of the purchase consideration of the acquisitions.

Fiscal Year Ended November 30, 2002
Revenue	$3,828,654
Net income	$26,733
Net income per common share—basic	$1.21
Net income per common share—diluted	$1.10

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the beginning of fiscal year 2002, nor are they necessarily indicative of future operating results.

NOTE 6—INVESTMENTS:

The carrying amount of the Company’s investments is shown in the table below:

	November 30,						August 31,
	2003			2004			2005
	Original Cost	Unrealized Losses	Fair Value	Original Cost	Unrealized Losses	Fair Value	Original Cost	Unrealized Gains/(Losses)	Fair Value
							(Unaudited)
Short-Term:
Trading	$4,801	$(1,236)	$3,565	$5,805	$(997)	$4,808	$24,645	$(2,984)	$21,661
Available-for-sale	757	(490)	267	757	(514)	243	757	(550)	207

	$5,558	$(1,726)	$3,832	$6,562	$(1,511)	$5,051	$25,402	$(3,534)	$21,868

Short-term trading securities consist of equity securities relating to the Company’s deferred compensation plan (Note 13). Short-term available-for-sale securities primarily consist of investments in other companies’ equity securities.

Total realized gains on investments were $582, $892 and $244 for the fiscal years ended November 30, 2002 and 2003 and the nine months ended August 31, 2005, respectively. Total realized losses on investments were $23 and $8 for the fiscal year ended November 30, 2004 and the nine months ended August 31, 2004, respectively.

NOTE 7—ACCOUNTS RECEIVABLE ARRANGEMENTS:

The Company has established a six-year revolving arrangement (the “Arrangement”) through a consolidated wholly owned subsidiary to sell up to $275,000 of U.S. trade accounts receivables (the “Receivables”) to two financial institutions. In connection with the Arrangement, the Company sells its Receivables to its wholly-owned subsidiary on a continuing basis, which will in turn sell an undivided interest in the Receivables to the financial institutions without recourse, at market value, calculated as the gross receivable amount, less a facility fee. The fee is based on the prevailing commercial paper interest rates plus 0.90%. Subsequent to August 31, 2005, the Arrangement was amended to reduce this amount to 0.75%. A separate fee based on the unused portion of the facility, at 0.30% per annum, is also charged by the financial institutions. To the extent that cash was received in exchange, the amount of Receivables sold to the financial institutions has been recorded as a true sale, in accordance with SFAS No. 140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities”. The amount of Receivables sold to the financial institutions and not yet collected

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

from customers at November 30, 2003, 2004 and August 31, 2005 was $210,000, $196,300 and $170,900, respectively. The wholly owned subsidiary is consolidated in the financial statements of the Company, and the remaining balance of unsold Receivables at November 30, 2003, 2004 and August 31, 2005 of $138,385, $213,492 and $234,414, respectively, are included within “Accounts receivable, net”.

The gross proceeds resulting from the sale of the Receivables totaled approximately $672,500, $809,500, $930,250 and $762,100 in 2002, 2003, 2004 and the nine months ended August 31, 2005, respectively. The gross payments to the financial institutions under the Arrangement totaled approximately $586,500, $757,500, $943,950 and $787,500 in 2002, 2003, 2004 and the nine months ended August 31, 2005, respectively, which arose from the subsequent collection of Receivables. The proceeds (net of the facility fee) are reflected in the consolidated statement of cash flows in operating activities within changes in accounts receivable.

The Company continues to collect the Receivables on behalf of the financial institutions, for which it receives a service fee from the financial institutions, and remits collections to the financial institutions. The Company estimates that the service fee it receives approximates the market rate for such services, and as a result, has recognized no servicing assets or liabilities in its consolidated balance sheet. Facility fees (net of service fees) charged by the financial institutions totaled $2,786, $3,003, $3,431 and $3,560 in 2002, 2003, 2004 and the nine months ended August 31, 2005, respectively, and were recorded within “Interest expense and finance charges, net”.

Under the Arrangement the Company is required to maintain certain financial covenants to maintain its eligibility to sell additional Receivables under the facility. These covenants include minimum net worth, minimum fixed charge ratio, and net worth percentage. The Company was in compliance with the covenants at November 30, 2003 and 2004 and August 31, 2005.

The Company has also entered into financing agreements with various financial institutions (“Flooring Companies”) to allow certain customers of the Company to finance their purchases directly with the Flooring Companies. Under these agreements, the Flooring Companies pay to the Company the selling price of products sold to various customers, less a discount, within approximately 15 business days from the date of sale. The Company is contingently liable to repurchase inventory sold under flooring agreements in the event of any default by its customers under the agreement and such inventory being repossessed by the Flooring Companies. See Note 20, “Commitments and Contingencies” for additional information. Approximately $836,906, $855,629, $1,166,417 and $869,080 of the Company’s net sales were financed under these programs in 2002, 2003, 2004 and the nine months ended August 31, 2005, respectively. Approximately $35,482, $54,152 and $50,771 of accounts receivable at November 30, 2003, 2004 and August 31, 2005, respectively, were subject to flooring agreements. Flooring fees were approximately $2,013, $1,999, $2,960 and $3,994 in 2002, 2003, 2004 and the nine months ended August 31, 2005, respectively, and are included within “ Interest expense and finance charges, net”.

NOTE 8—RESTRUCTURING CHARGES:

In the first quarter of fiscal 2005, the Company announced a restructuring program in its distribution segment that impacted approximately 35 employees across multiple business functions in SYNNEX Canada and closed its facilities in Richmond, British Columbia, Calgary, Alberta and Saint-Laurent, Quebec. All terminations were completed by May 31, 2005. In the third quarter of fiscal 2005, the Company closed its facility in Markham, Ontario. This restructuring resulted in a total expense of $2,513, which consists of employee termination benefits of $711, estimated facilities exit expenses of $1,681 and other expenses in the amount of $121. All charges were recorded in accordance with Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

The following table summarizes the activity related to the liability for restructuring charges through August 31, 2005:

	Severance and Benefits	Facility and Exit Costs	Other	Total
	(Unaudited)
Balance of accrual at November 30, 2004	$—	$—	$—	$—
Restructuring charge expensed in the quarter ended February 28, 2005	691	828	121	1,640
Cash payments	(74)	—	—	(74)
Non-cash charges	—	(636)	—	(636)

Balance accrued at February 28, 2005	617	192	121	930
Adjustments	20	11	—	31
Cash payments	(218)	(62)	—	(280)

Balance accrued at May 31, 2005	419	141	121	681
Restructuring charge expensed in the quarter ended August 31, 2005	—	842	—	842
Cash payments	(104)	(77)	(17)	(198)

Balance accrued at August 31, 2005	$315	$906	$104	$1,325

The unpaid portion of the restructuring charges is included in the condensed consolidated balance sheets under the caption “Accrued liabilities”.

NOTE 9—BORROWINGS:

Borrowings consist of the following:

	November 30,		August 31, 2005
	2003	2004
			(Unaudited)
SYNNEX Corporation line of credit	$5,000	$—	$—
SYNNEX Canada revolving loan	39,768	56,877	59,012
SYNNEX Canada term loan	—	2,275	1,583
SYNNEX K.K. line of credit	10,948	16,521	—
SYNNEX K.K. term loan	9,123	1,944	—
SYNNEX K.K. mortgage	1,168	1,088	—
SYNNEX K.K. bonds	5,474	6,997	—
SYNNEX UK line of credit	3,443	—	1,120
SYNNEX China mortgage	2,674	2,368	—

	77,598	88,070	61,715
Less: Current portion	(69,464)	(74,996)	(60,491)

Non-current portion	$8,134	$13,074	$1,224

SYNNEX USA senior secured revolving line of credit

The Company has entered into a senior secured revolving line of credit arrangement (the “Revolver”) with a group of financial institutions, which is secured by the Company’s inventory. The Revolver’s maximum commitment is 40% of eligible inventory valued at the lower of cost or market up to a maximum borrowing of $45,000. Interest on borrowings under the Revolver is based on the financial institution’s prime rate or LIBOR

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

plus 1.75% at the Company’s option. A fee of 0.30% per annum is payable with respect to the unused portion of the commitment. The Company is required to comply with minimum net worth and minimum fixed charge ratio covenants. The Company was in compliance with these covenants at November 30, 2003 and 2004 and August 31, 2005. During the year ended November 30, 2003, the Company borrowed and repaid approximately, $200,654 and $195,654, respectively, and during 2004, the Company borrowed and repaid approximately $42,050 and $47,050, respectively, under the Revolver. There were no borrowings or payments under the Revolver in the nine months ended August 31, 2005.

SYNNEX USA corporate margin account arrangement

On April 1, 1997, the Company entered into a corporate account arrangement with a security broker, allowing the Company to perform margin transactions. Under the terms of the margin account, the Company may borrow funds to purchase publicly traded securities at an interest rate of 4.5% to 7.5%. Borrowings are restricted to 50% of the equity held in the brokerage account and are collateralized by the marketable securities. There were no borrowings outstanding at November 30, 2003, 2004 and August 31, 2005.

SYNNEX Canada revolving loan

SYNNEX Canada has a revolving loan agreement with a group of financial institutions. At August 31, 2005 the credit limit was C$125.0 million and matures in September 2007. Borrowings under the loan agreement are collateralized by substantially all of SYNNEX Canada’s assets, including inventories and accounts receivable. Borrowings bear interest at the prime rate of a Canadian bank designated by the financial institution or at the financial institution’s Bankers Acceptance rate plus 1.2% for Canadian dollar denominated loans, at the prime rate of a U.S. bank designated by the financial institution or at LIBOR plus 1.2% for U.S. dollar denominated loans. The loan agreement contains covenants, which SYNNEX Canada Limited was in compliance with for the year ended November 30, 2003, 2004 and August 31, 2005. The balance outstanding at November 30, 2003, 2004 and August 31, 2005 was $39,768, $56,877 and $59,012, respectively.

SYNNEX Canada term loan

Upon acquisition of EMJ (see Note 5), the Company assumed a term loan with a Canadian bank. This Canadian Dollar denominated loan bears interest at the bank’s floating rate (5.75% at August 31, 2005), is payable in monthly installments through January 2011 and had a total of $0, $2,275 and $1,583 outstanding as of November 30, 2003, 2004 and August 31, 2005, respectively.

SYNNEX K.K. line of credit

SYNNEX K.K. had Japanese Yen denominated lines of credit with several Japanese banks, with total available credit under these facilities of $39,961 as of November 30, 2004. Under the lines of credit, approximately $10,948 and $16,521 was outstanding at November 30, 2003 and, 2004, respectively.

SYNNEX K.K. term loan

SYNNEX K.K. had a total of $9,123 and $1,944 outstanding as of November 30, 2003 and 2004, respectively, under Japanese yen denominated term loan agreements with two Japanese banks.

SYNNEX K.K. mortgage

SYNNEX K.K. had a Japanese Yen denominated mortgage loan with a Japanese bank. Total amount outstanding under the mortgage was approximately $1,168 and $1,088 at November 30, 2003 and 2004, respectively.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

SYNNEX K.K. bonds

SYNNEX K.K. issued three Japanese Yen denominated bonds in February 2003, July 2003 and June 2004. These bonds bear interest at 0.45%, 0.57% and 0.84% per year, respectively, and are to be redeemed through July 2008. At November 30, 2004, the carrying value of the bonds was $6,997.

SYNNEX UK term loans

SYNNEX UK has a British Pound denominated loan agreement with a financial institution. The total credit available under this facility was $1,802 as of August 31, 2005, and there were no borrowings outstanding at November 30, 2003 and 2004 and at August 31, 2005. This facility bears interest at LIBOR plus 1.5%.

SYNNEX UK has a British Pound denominated loan agreement with a financial institution. The total credit available under this facility was $3,603 as of August 31, 2005 and there were no borrowings outstanding at November 30, 2004. The balance outstanding at November 30, 2003 and August 31, 2005 was $3,443 and $1,120, respectively. The facility bears interest at the financial institution’s prime rate plus 1.5%.

SYNNEX Beijing, Ltd. mortgage

In September 2002, SYNNEX (Beijing), Ltd. obtained a Chinese Renminbi denominated mortgage loan with a financial institution for approximately $3,055. The mortgage was repayable by 2012 and was secured by the real estate in Beijing. The interest rate was adjustable based on a lending rate as determined by People’s Bank of China. For fiscal year 2004 the rate was 5.51%. The balance outstanding at November 30, 2003 and 2004 was $2,674 and $2,368, respectively. There was no balance outstanding at August 31, 2005

Future principal payments

Future principal payment under the above loans as of November 30, 2004 are as follows:

Fiscal Years Ending November 30,
2005	$74,996
2006	3,542
2007	5,486
2008	1,598
2009	820
thereafter	1,628

$88,070

Guarantees

SYNNEX USA has also issued guarantees to certain of its subsidiaries’ vendors for trade credit lines, totaling $73,600, $77,911 and $64,340 as of November 30, 2003, 2004 and August 31, 2005, respectively.

NOTE 10—LONG-TERM LIABILITIES:

Debentures

The Company assumed subordinated debentures in the amount of $10,266 as part of its acquisition of EMJ (see Note 5). These debentures have a three-year term, are not collateralized, pay interest at a rate of 12% and are due in September 2006. The balance outstanding at November 30, 2004 and August 31, 2005 was $10,266 and $5,014, respectively.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Preference Shares

The Company assumed preference shares in the amount of $7,068 as part of its acquisition of EMJ (see Note 5). The preference shares have an annual cumulative dividend at a rate of 8% for three years and are due in September 2006. The balance outstanding at November 30, 2004 and August 31, 2005 was $7,068 and $1,047, respectively.

Promissory Note

The Company assumed a non-interest bearing promissory note in the amount of $1,771 as part of its acquisition of EMJ (see Note 5). Interest is imputed on this Canadian Dollar denominated debt at a rate of 5% per annum and it is payable in October 2037. The balance outstanding at November 30, 2004 and August 31, 2005 was $397 and $411, respectively.

NOTE 11—DERIVATIVE INSTRUMENTS:

In the normal course of business, the Company enters into currency forward contracts to protect itself from the risk that the eventual cash outflows or inflows resulting from purchase or sale of inventory will be adversely affected by exchange rate fluctuations. The Company does not apply hedge accounting to these currency forward contracts and has not designated any of them as hedging instruments. As of November 30, 2002, 2003, 2004 and August 31, 2005, the Company had unrealized losses (gains) of $192, $(264), $662 and $1,000 respectively, as a result of fair value changes on its outstanding currency forward contracts. These unrealized losses and gains were charged (credited) to “Other income (expense), net” during the year.

The Company’s policy is to not allow the use of derivatives for trading or speculative purposes. During the year ended November 30, 2003, the Company incurred losses of $3,729 on foreign currency exchange contracts not purchased within the Company’s policy.

NOTE 12—INCOME TAXES:

The provisions for income taxes from continuing operations consisted of:

	Fiscal Years Ended November 30,			Nine Months Ended August 31, 2005
	2002	2003	2004
				(Unaudited)
Current tax provision:
Federal	$13,892	$15,856	$19,216	$13,497
State	2,693	3,048	3,710	3,054
Foreign	442	781	1,296	1,742

	17,027	19,685	24,222	18,293

Deferred tax provision (benefit):
Federal	$(311)	$(1,660)	$964	$(505)
State	6	(357)	127	(401)
Foreign	(42)	(578)	(2,222)	(580)

	(347)	(2,595)	(1,131)	(1,486)

Total tax provision	$16,680	$17,090	$23,091	$16,807

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Net deferred tax assets consist of the following:

	Fiscal Years Ended November 30,		Nine Months Ended August 31, 2005
	2003	2004
			(Unaudited)
Inventory reserves	$2,477	$2,563	677
Bad debt and sales return reserves	3,579	5,740	6,775
Vacation and profit sharing accruals	1,742	1,108	1,420
Depreciation and amortization	325	(3,236)	(3,811)
State tax deduction	570	492	488
Deferred compensation	5,830	5,631	6,618
Net operating losses	7,719	7,675	8,085
Other	2,326	354	1,284
Valuation allowance	(8,218)	(2,315)	(2,263)

Net deferred tax assets	$16,350	$18,012	$19,273

The valuation allowance relates to deferred tax assets in tax jurisdictions outside the United States for which realization of the assets is uncertain.

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective income tax rate is as follows:

	Fiscal Years Ended November 30,			Nine Months Ended August 31, 2005
	2002	2003	2004
				(Unaudited)
Federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%
States taxes, net of federal income tax benefit	4.0	4.1	4.2	3.8
Foreign taxes	1.9	0.7	2.1	(1.1)
Effect of unbenefitted tax assets	(3.4)	(2.9)	(5.4)	0.0
Permanent differences	0.6	0.2	(2.3)	0.2
Other	(0.6)	(0.3)	0.1	0.1

Effective income tax rate	37.5%	36.8%	33.7%	38.0%

At November 30, 2004, the Company had approximately $1,159 of federal operating loss carryforwards available to offset future taxable income, which expire in varying amounts from November 30, 2005 to November 30, 2008. Additionally, the Company had $1,238 in net operating loss carryforwards for the Company’s subsidiary in Mexico that begin to expire in 2012 and $3,715 in net operating loss carryforwards for the Company’s Canadian subsidiary that begin to expire in 2006. Events that cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

During fiscal 2004, the Company recognized a $1,971 tax benefit related to the final tax accounting of its acquisition of Merisel Canada, Inc.

NOTE 13—DEFERRED COMPENSATION PLAN:

The Company has a deferred compensation plan for certain directors and officers. The plan is designed to permit eligible officers and directors to accumulate additional income through a nonqualified deferred compensation plan that enables the officer or director to make elective deferrals of compensation to which he or she will become entitled in the future.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

An account is maintained for each participant for the purpose of recording the current value of his or her elective contributions, including earnings credited thereto. The participant may designate one or more investments as the measure of investment return on the participant’s account. The participant’s account is adjusted monthly to reflect earnings and losses on the participant’s designated investments.

The amount credited to the participant’s account will be distributed as soon as practicable after the earlier of the participant’s termination of employment or attainment of age sixty-five. The distribution of benefits to the participant will be made in accordance with the election made by the participant in a lump sum or in equal monthly or annual installments over a period not to exceed fifteen years.

In the event the participant requests a distribution other than a hardship distribution, a 10% withdrawal penalty will be levied. Such distribution will be in the form of a lump sum cash payment.

As of November 30, 2003, 2004 and August 31, 2005, the deferred compensation liability balance was $14,903, $14,374 and $16,530, respectively. Of the balances deferred, $3,565, $4,808 and $2,301 have been invested in equity securities at November 30, 2003, 2004 and August 31, 2005, respectively, and are classified as trading securities. The Company has recorded gains (losses) in “Other income (expense), net” on the trading securities of $(528), $286, $243, $(432) and $1,531 for the years ended November 30, 2002, 2003, 2004 and the nine months ended August 31, 2004 and 2005, respectively. An amount equal to these gains (losses) has been charged (credited) to selling, general and administrative expenses, relating to compensation amounts which are payable to the directors and officers.

NOTE 14—EMPLOYEE BENEFIT PLAN:

The Company has a 401(k) Plan (the “Plan”) under which eligible employees may contribute the lesser of up to 15% of their gross compensation or the maximum amount as provided by law. Employees become eligible to participate in the Plan six months after their employment date. The Company can make discretionary contributions under the Plan. During 2002, 2003, 2004 and the nine months ended August 31, 2004 and 2005, the Company contributed $178, $177, $179, $170 and $196, respectively.

NOTE 15—STOCKHOLDERS’ EQUITY:

Initial Public Offering

The Company completed its initial public offering (“IPO”) on December 1, 2003 and sold an aggregate of 3,578 shares of its common stock. In January 2004, the underwriters of the Company’s IPO exercised a portion of their over-allotment option and purchased an additional 161 shares of common stock from the Company. Net proceeds from the IPO and the exercise of the over-allotment option aggregated approximately $48,800.

2003 Stock Incentive Plan

The Company’s 2003 Stock Incentive Plan is intended to serve as the successor plan to its 1997 Stock Option/Stock Issuance Plan, Special Executive Stock Option/Stock Issuance Plan and its 1993 Stock Option Plan, which have all been terminated as of November 25, 2003. The Company’s 2003 Stock Incentive Plan was adopted by its board of directors and approved by its stockholders in 2003. The plan provides for the direct award or sale of shares of common stock, the grant of options to purchase shares of common stock and the award of stock appreciation rights to employees and non-employee directors, advisors and consultants. However, incentive stock options as defined in Section 422 of the Internal Revenue Code may be granted only to employees.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

The 2003 Stock Incentive Plan is administered by the Company’s compensation committee. The compensation committee determines which eligible individuals are to receive awards under the plan, the number of shares subject to the awards, the vesting schedule applicable to the awards and other terms of the award, subject to the limits of the plan. The compensation committee may delegate its administrative authority, subject to certain limitations, with respect to individuals who are not officers.

The board of directors will be able to amend or modify the 2003 Stock Incentive Plan at any time, subject to any required stockholder approval. The plan will terminate no later than September 1, 2013.

The number of authorized shares under the 2003 Stock Incentive Plan shall not exceed 14,112 shares of common stock. No participant in the 2003 Stock Incentive Plan may receive option grants or stock appreciation rights for more than 1,500 shares per calendar year, or more than 2,500 shares in the participant’s first calendar year of service. In the nine months ended August 31, 2005, the Board of Directors granted 115 options at exercise prices ranging from $18.25 to $18.97 per share.

Under the 2003 Stock Incentive Plan:

Qualified employees are eligible for the grant of incentive stock options to purchase shares of common stock.

Qualified employees and non-employee directors, advisors and consultants are eligible for the grant of nonstatutory stock options and restricted stock grants.

Qualified non-employee directors are eligible to receive automatic option grants to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date of grant. Non-employee directors who first join the board after the plan is effective will receive an initial option grant of twenty five thousand shares, and all non-employee directors will be eligible for annual option grants for five thousand shares for each year they continue to serve.

The compensation committee will determine the exercise price of options or the purchase price of restricted stock grants, but the option price for incentive stock options will not be less than 100% of the fair market value of the stock on the date of grant and the option price for nonstatutory stock options will not be less than 85% of the fair market value of the stock on the date of grant.

Qualified employees and non-employee directors, advisors and consultants will also be eligible for the award of stock appreciation rights, which enable the holder to realize the value of future appreciation in our common stock, payable in cash or shares of common stock.

The following table summarizes the stock options outstanding and exercisable under the Company’s option plans as of November 30, 2003, 2004 and August 31, 2005:

	Number of Options at November 30, 2003		Number of Options at November 30, 2004		Number of Options at August 31, 2005
	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
					(Unaudited)
1993 Stock Option Plan	904	904	—	—	—	—
1997 Stock Option Plan	1,920	1,361	—	—	—	—
Executive Stock Option Plan	5,858	3,961	—	—	—	—
2003 Stock Incentive Plan	—	—	8,015	5,415	7,035	4,928

	8,682	6,226	8,015	5,415	7,035	4,928

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

A summary of the activity under the Company’s stock option plans is set forth below:

	Shares Available For Grant	Options Outstanding
		Number of Shares	Weighted Average Exercise Price
Balances, November 30, 2001	7,853	6,632	$6.09
Options granted	(1,358)	1,398	10.05
Options exercised	—	(34)	2.93
Options cancelled	106	(121)	6.33
Options repurchased	—	(29)	2.00

Balances, November 30, 2002	6,601	7,846	$6.82
Options granted	(1,195)	1,195	12.35
Options exercised	—	(37)	4.86
Options cancelled	299	(322)	7.14
Replacement of 1993, 1997 and Executive Stock Option Plans	(5,705)	—	—
Adoption of 2003 Stock Incentive Plan	5,430	—	—

Balances, November 30, 2003	5,430	8,682	$7.57
Options granted	(1,142)	1,142	$16.50
Options exercised	—	(1,669)	$5.45
Options cancelled	140	(140)	$12.76

Balances, November 30, 2004	4,428	8,015	$9.12
Options granted (Unaudited)	(115)	115	$18.41
Options exercised (Unaudited)	—	(991)	$6.40
Options cancelled (Unaudited)	104	(104)	$14.51

Balances, August 31, 2005 (Unaudited)	4,417	7,035	$9.57

The options outstanding and exercisable at November 30, 2004 are as follows:

Options Outstanding				Options Vested and Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
$ 3.00-$ 4.50	2,648	3.94	$4.16	2,648	$4.16
$ 7.00-$10.00	2,956	6.21	$9.39	2,326	$9.26
$12.00-$15.54	1,294	8.26	$12.26	441	$12.12
$16.10-$19.58	1,117	9.72	$16.53	—	—

$ 3.00-$19.58	8,015	6.28	$9.12	5,415	$7.00

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

The options outstanding and exercisable at August 31, 2005 are as follows:

Options Outstanding				Options Vested and Exercisable
(Unaudited)				(Unaudited)
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
$ 3.00-$ 4.50	2,060	3.31	$4.23	2,060	$4.23
$ 7.00-$10.00	2,630	5.41	$9.38	2,258	$9.27
$12.00-$15.54	1,162	7.56	$12.26	541	$12.18
$16.10-$19.58	1,183	9.05	$16.68	69	17.75

$ 3.00-$19.58	7,035	5.76	$9.57	4,928	$7.60

At November 30, 2002 and 2003, options to purchase 5,435 and 6,226 shares, respectively, were exercisable and the weighted average price for each exercisable option was $5.76 and $6.25, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, and these assumptions differ significantly from the characteristics of Company stock option grants. The following weighted average assumptions, together with the minimum value method as prescribed by SFAS No. 123, are used to estimate the fair value of stock option grants in 2002, 2003, 2004 and the nine months ended August 31, 2005:

	Fiscal Years Ended November 30,			Nine Months Ended August 31, 2005
	2002	2003	2004
				(Unaudited)
Expected life (years)	5	5	5	5
Risk-free interest rate	4.5%	3.4%	3.3%	3.8%
Expected volatility	N/A	N/A	44%	40%
Dividend yield	0%	0%	0%	0%

The weighted-average per share grant date fair value of options granted during the years ended November 30, 2002, 2003 and 2004 and the nine months ended August 31, 2005 was $2.10, $1.91, $7.08 and $7.74, respectively.

Stock-based compensation

The Company applies APB No. 25 accounting to its stock-based compensation plans.

In connection with certain stock option grants to employees during the years ended November 30, 2002, 2003, 2004 and the nine months ended August 31, 2005, the Company recognized approximately $35, $0, $0 and $0, respectively, of unearned stock-based compensation for the excess of the deemed fair value of shares of common stock subject to such options over the exercise price of these options at the date of grant. Such amounts are included as a reduction of stockholders’ equity. The Company recorded amortization expense of unearned stock-based compensation of $561, $551 and $202 during the years ended November 30, 2002, 2003 and 2004, respectively. All unearned stock-based compensation was fully amortized at November 30, 2004.

2003 Employee Stock Purchase Plan

The Company’s 2003 Employee Stock Purchase Plan (“ESPP”) permits eligible employees to purchase common stock through payroll deductions. The maximum number of shares a participant may purchase during a

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

single accumulation period is one thousand two hundred fifty. The plan was approved by the Company’s stockholders and approved by its board of directors in 2003. A total of 500 shares of common stock have been reserved for issuance under the ESPP.

Prior to the March 2005 amendment, the ESPP had been implemented in a series of overlapping offering periods of 24 months’ duration, with new offering periods, other than the first offering period, beginning in October and April each year. Each offering period consisted of four accumulation periods of up to six months each. During each accumulation period, payroll deductions accumulate without interest. On the last trading day of each accumulation period, accumulated payroll deductions are used to purchase common stock.

Prior to the March 2005 amendment, the purchase price equaled 85% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the accumulation period, whichever was less. If the fair market value of the Company’s stock at the start of an offering period is higher than the fair market value at the start of a subsequent offering period, then the first offering period will automatically terminate and participants will be automatically re-enrolled in the new offering period.

The payroll deductions in the first three accumulation periods resulted in the purchase of 338 shares of common stock. The fair value of each share is estimated on the date the employee enrolls in the ESPP using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of ESPP purchases in the fiscal year ended November 30, 2004 and the nine months ended August 31, 2005:

	Fiscal Year Ended November 30, 2004	Nine Months Ended August 31, 2005
Expected life (years)	1.2	1.3
Risk-free interest rate	2.0%	1.9%
Expected volatility	58.1%	49.6%
Dividend yield	0%	0%

The weighted-average per share ESPP enrollment date fair value of common stock during the fiscal year ended November 30, 2004 and the nine months ended August 31, 2005 was $5.17 and $4.72, respectively.

In March 2005, the Company’s board of directors approved the following amendments to the ESPP to be effective for the accumulation period beginning April 1, 2005:

•	Reduction of participant purchase price discount of Company stock from 15% to 5%;

•	Reduction of two year offering periods and six month accumulation periods to three month offering and accumulation periods;

•	Maximum purchase limit of $10 of stock per calendar year per participant; and

•	Associate vice president level employees and above are not eligible to participate.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

NOTE 16—NET INCOME PER COMMON SHARE:

The following table sets forth the computation of basic and diluted net income per common share for the period indicated (in thousands, except per share data):

	Fiscal Years Ended November 30,			Nine Months Ended August 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Income from continuing operations	27,875	29,708	46,086	31,039	27,192
Income from discontinued operations, net of tax	157	288	479	274	511
Gain on sale of discontinued operations, net of tax	—	—	—	—	12,323

Net income	$28,032	$29,996	$46,565	$31,313	$40,026

Weighted average common shares—basic	22,061	22,091	26,691	26,438	28,439
Effect of dilutive securities:
Stock options	2,190	2,464	3,420	3,461	2,738

Weighted average common shares—diluted	24,251	24,555	30,111	29,899	31,177

Earnings per share:
Basic
Income from continuing operations	$1.26	$1.34	$1.73	$1.17	$0.96
Discontinued operations	$0.01	$0.02	$0.01	$0.01	$0.45

Net income per common share—basic	$1.27	$1.36	$1.74	$1.18	$1.41

Diluted
Income from continuing operations	$1.15	$1.21	$1.53	$1.04	$0.87
Discontinued operations	$0.01	$0.01	$0.02	$0.01	$0.41

Net income per common share—diluted	$1.16	$1.22	$1.55	$1.05	$1.28

Options to purchase 369, 1,483, 130, 130 and 36 shares of common stock at November 30, 2002, 2003, 2004, August 31, 2004 and August 31, 2005, respectively, have not been included in the computation of diluted net income per share as their effect would have been anti-dilutive.

NOTE 17—RELATED PARTY TRANSACTIONS:

Purchases of inventories from MiTAC International Corporation and its affiliates (principally motherboards and other peripherals) were approximately $142,000, $214,000, $406,000, $304,000 and $291,000 during the years ended November 30, 2002, 2003, 2004 and the nine months ended August 31, 2004 and 2005, respectively. Sales to MiTAC International Corporation and its affiliates during the years ended November 30, 2002, 2003, 2004 and the nine months ended August 31, 2004 and 2005, were approximately $2,364, $993, $1,738, $1,013 and $1,373 respectively. The Company’s relationship with MiTAC International Corporation has been informal and is not governed by long-term commitments or arrangements with respect to pricing terms, revenue, or capacity commitments. Accordingly, the Company negotiates manufacturing and pricing terms, including allocating customer revenue, on a case-by-case basis with MiTAC International Corporation.

In January 2002, an officer of the Company borrowed $200 from the Company pursuant to a secured full recourse promissory note. The note was evidenced by a secured promissory note with interest at the rate of 7.00% per annum, payable on the last day of each calendar month. The note was due on or before January 25, 2017. The note was collateralized by a deed of trust on real property owned by the officer. In August 2003, the entire amount of the note was paid off.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

In October 2001, as a new investment option for the deferred compensation plan, the Company established a brokerage account in Taiwan. The purpose of the account is to hold shares of MiTAC International Corporation and its affiliates. As of November 30, 2003 and 2004, the fair market value of the common stock acquired was approximately $2,109 and $2,259, respectively. There were no shares of common stock held at August 31, 2005.

In August 2004, the Company realized a gain of $1,245 for a settlement with MiTAC International Corporation on the final purchase price related to the acquisition of the Company’s current subsidiary in the United Kingdom, which was acquired from MiTAC International Corporation in fiscal 2000. This amount is included in “Other income (expense), net”.

Severance Agreement

The Company reached an agreement regarding severance arrangements with a former officer. The agreement called for cash payments of $1,389 and the acceleration of vesting and extension of the exercise period of certain options previously issued to him, resulting in a non-cash charge of approximately $636. The expense related to the cash payments and option acceleration, net of tax, was $1,483. The expense was incurred in the quarter ended November 30, 2003.

NOTE 18—SEGMENT INFORMATION:

Segments were determined based on products and services provided by each segment. Accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company has identified the following two reportable business segments:

The Distribution segment distributes computer systems and complementary products to a variety of customers, including value-added resellers, system integrators, retailers and direct resellers.

The Contract Assembly segment provides electronics assembly services to OEMs, including integrated supply chain management, build-to-order and configure-to-order system configurations, materials management and logistics.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Summarized financial information related to the Company’s reportable business segments as at November 30, 2002, 2003, 2004 and August 31, 2004 and 2005, and for each of the periods then ended, is shown below:

	Distribution	Contract Assembly	Consolidated
Fiscal Year ended November 30, 2002:
Revenue	$3,223,110	$373,155	$3,596,265
Income from continuing operations before non-operating items, income taxes and minority interest	42,124	7,395	49,519
Total assets	585,424	43,651	629,075
Fiscal Year ended November 30, 2003:
Revenue	$3,714,385	$230,501	$3,944,886
Income from continuing operations before non-operating items, income taxes and minority interest	51,885	5,131	57,016
Total assets	693,170	96,758	789,928
Fiscal Year ended November 30, 2004:
Revenue	$4,573,438	$577,009	$5,150,447
Income from continuing operations before non-operating items, income taxes and minority interest	63,255	14,405	77,660
Total assets	800,618	199,079	999,697
Nine Months Ended August 31, 2004:
Revenue (Unaudited)	$3,294,949	$414,683	$3,709,632
Income from continuing operations before non-operating items, income taxes and minority interest (Unaudited)	44,249	10,301	54,550
Total assets (Unaudited)	698,396	167,888	866,284
Nine Months Ended August 31, 2005:
Revenue (Unaudited)	$3,654,781	$392,900	$4,047,681
Income from continuing operations before non-operating items, income taxes and minority interest (Unaudited)	44,491	10,057	54,548
Total assets (Unaudited)	796,635	202,010	998,645

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

Summarized financial information related to the geographic areas in which the Company operated at November 30, 2002, 2003, 2004 and August 31, 2004 and 2005, and for each of the periods then ended, is shown below:

	North America	Other	Consolidation Adjustments	Consolidated
Fiscal Year ended November 30, 2002:
Revenue	$3,481,367	$119,791	$(4,893)	$3,596,265
Income from continuing operations	27,693	508	(326)	27,875
Other long-lived assets	34,312	22,323	—	56,635
Fiscal Year ended November 30, 2003:
Revenue	$3,758,385	$194,393	$(7,892)	$3,944,886
Income from continuing operations	29,169	1,019	(480)	29,708
Other long-lived assets	27,808	19,712	—	47,520
Fiscal Year ended November 30, 2004:
Revenue	$4,902,143	$271,753	$(23,449)	$5,150,447
Income from continuing operations	47,548	1,320	(2,782)	46,086
Other long-lived assets	67,561	19,142	—	86,703
Nine Months Ended August 31, 2004:
Revenue (Unaudited)	$3,523,610	$203,934	$(17,912)	$3,709,632
Income from continuing operations (Unaudited)	31,000	415	(376)	31,039
Other long-lived assets (Unaudited)	29,780	19,196	—	48,976
Nine Months Ended August 31, 2005:
Revenue (Unaudited)	$3,897,901	$179,031	$(29,251)	$4,047,681
Income from continuing operations (Unaudited)	24,276	2,664	252	27,192
Other long-lived assets (Unaudited)	70,509	15,611	—	86,120

NOTE 19—RISK AND UNCERTAINTIES:

The Company operates in a highly competitive industry and is subject to various risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to differ materially from expectations include, but are not limited to, dependence on few customers, competition, new products and services, dependence upon key personnel, industry conditions, foreign currency fluctuations, and aspects of its strategic relationship with MiTAC International Corporation.

SYNNEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except for per share amounts)

NOTE 20—COMMITMENTS AND CONTINGENCIES:

The Company leases its facilities under operating lease agreements, which expire in various periods through 2014. Future minimum rental obligations under non-cancelable lease agreements as of August 31, 2005 were as follows (Unaudited):

Fiscal Years Ending November 30,
2005	$2,558
2006	10,544
2007	10,324
2008	7,958
2009	5,626
Thereafter	13,130

Total minimum lease payments	$50,140

Rent expense for the years ended November 30, 2002, 2003, 2004 and the nine months ended August 31, 2004 and 2005 amounted to $10,064, $9,169, $8,887, $6,217 and $7,010, respectively.

The Company was contingently liable at August 31, 2005, under agreements to repurchase repossessed inventory acquired by Flooring Companies as a result of default on floor plan financing arrangements by the Company’s customers. These arrangements are described in Note 7. Losses, if any, would be the difference between repossession cost and the resale value of the inventory. There have been no repurchases during the years ended November 30, 2002, 2003, 2004 and the nine months ended August 31, 2004 and 2005 under these agreements nor is the Company aware of any pending customer defaults or repossession obligations.

The Company is involved in certain ongoing litigation in the normal course of operations. The Company believes that the outcome of the litigation will not have a material adverse effect on its financial position, cash flows, or results of operations.

SYNNEX CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended November 30, 2002, 2003, 2004 and the Nine Months Ended August 31, 2005

(in thousands)

Description	Balance at Beginning of year	Additions and Subtractions from Acquisitions and Dispositions	Additions Charged to Revenues and Costs and Expense	Write-offs and Deductions	Balance at End of Year
Fiscal Year Ended November 30, 2002
Allowance for doubtful trade receivables	7,961	1,071	6,189	(7,055)	8,166
Allowance for doubtful vendor receivables	2,676	—	89	(61)	2,704
Allowance for sales returns	6,543	—	37,326	(40,112)	3,757
Allowance for inventory reserve	8,267	797	1,726	(3,362)	7,428
Allowance for deferred tax assets	6,619	—	—	(979)	5,640

Fiscal Year Ended November 30, 2003
Allowance for doubtful trade receivables	8,166	(1,285)	6,644	(4,199)	9,326
Allowance for doubtful vendor receivables	2,704	(782)	1,388	(64)	3,246
Allowance for sales returns	3,757	—	37,251	(35,482)	5,526
Allowance for inventory reserve	7,428	(1,004)	3,649	(4,096)	5,977
Allowance for deferred tax assets	5,640	651	2,578	—	8,869

Fiscal Year Ended November 30, 2004
Allowance for doubtful trade receivables	9,326	4,106	5,506	(6,731)	12,207
Allowance for doubtful vendor receivables	3,246	782	1,632	(1,565)	4,095
Allowance for sales returns	5,526	—	8,044	(693)	12,877
Allowance for inventory reserve	5,977	1,278	5,748	(5,225)	7,778
Allowance for deferred tax assets	8,869	(294)	(211)	(6,048)	2,316

Nine Months Ended August 31, 2005
Allowance for doubtful trade receivables (unaudited)	12,207	(13)	4,623	(4,493)	12,324
Allowance for doubtful vendor receivables (unaudited)	4,095	—	672	(1,356)	3,411
Allowance for sales returns (unaudited)	12,877	—	894	(4,038)	9,733
Allowance for inventory reserve (unaudited)	7,778	(302)	4,844	(4,982)	7,338
Allowance for deferred tax assets (unaudited)	2,316	—	297	(351)	2,262

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results or operations and prospects may have changed since that date. In this prospectus, “SYNNEX,” “we,” “us,” and “our” refer to SYNNEX Corporation, a Delaware corporation.

2,500,000 shares

Common Stock

PROSPECTUS

                        , 2005

Bear, Stearns & Co. Inc.

Citigroup

Raymond James

Banc of America Securities LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the SEC registration fee.

Amount
SEC registration fee	$5,201
NASD filing fee	12,058
Accounting fees and expenses	200,000
Printing and engraving	150,000
Legal fees and expenses	225,000
Blue Sky fees and expenses	5,000
Miscellaneous fees and expenses	12,741

Total	$610,000

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Article VII of our Amended and Restated Certificate of Incorporation (Exhibit 3(i)3 hereto) and Section 6 of the our bylaws (Exhibit 3(ii)3 hereto) provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. We have entered into Indemnification Agreements (Exhibit 10.6 hereto) with our officers and directors that will require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of us, our directors and officers and by us, the selling stockholders and MiTAC International of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto. We also maintain directors and officers liabilities insurance.

We have entered into Indemnification Agreements (filed as Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-108543)) with our officers and directors that will require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16. Exhibits

Exhibit Number		Description of Document
1.1		Form of Underwriting Agreement.

5.1		Opinion of Pillsbury Winthrop Shaw Pittman LLP

23.1		Consent of Independent Registered Public Accounting Firm

23.2		Consent of Pillsbury Winthrop Shaw Pittman LLP

24.1	*	Power of Attorney (see page II-3)

*	Previously filed.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on November 16, 2005.

SYNNEX CORPORATION

By	/S/ ROBERT HUANG
Robert Huang Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ ROBERT HUANG Robert Huang	President, Chief Executive Officer and Director (Principal Executive Officer)	November 16, 2005

/S/ DENNIS POLK Dennis Polk	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	November 16, 2005

* Matthew Miau	Chairman of the Board	November 16, 2005

* Fred Breidenbach	Director	November 16, 2005

* Gregory Quesnel	Director	November 16, 2005

* David Rynne	Director	November 16, 2005

* Young Sohn	Director	November 16, 2005

* Dwight Steffensen	Director	November 16, 2005

* James Van Horne	Director	November 16, 2005

*By:	/S/ DENNIS POLK Dennis Polk	Attorney-in-Fact	November 16, 2005

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1		Form of Underwriting Agreement.

5.1		Opinion of Pillsbury Winthrop Shaw Pittman LLP

23.1		Consent of Independent Registered Public Accounting Firm

23.2		Opinion of Pillsbury Winthrop Shaw Pittman LLP

24.1	*	Power of Attorney (see page II-3)

*	Previously filed